     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 2002
                                                      REGISTRATION NO. 333-89526
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM F-9

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              METHANEX CORPORATION
             (Exact name of Registrant as specified in its charter)

             CANADA                            2869                        NOT APPLICABLE
(Province or other jurisdiction    (Primary Standard Industrial           (I.R.S. Employer
               of                  Classification Code Number)       Identification Number, if
 incorporation or organization)                                             applicable)

                             ---------------------

1800 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA
                             V6C 3M1 (604) 661-2600
  (Address and telephone number of Registrant's principal executive officers)

                             CT CORPORATION SYSTEM
      111 8TH AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10011 (212) 894-8700 (Name, address, including zip code, and telephone number, including area code, of agent for service in the United States)
                  Please send copies of all correspondence to:
                             ---------------------

                                   COPIES TO:

      W. JAMES EMMERTON              RICHARD J. BALFOUR            KENNETH R. BLACKMAN           CHRISTOPHER W. MORGAN
    Senior Vice President,         McCARTHY TETRAULT LLP          FRIED, FRANK, HARRIS,          SKADDEN, ARPS, SLATE,
  Corporate Development and    Pacific Centre, P.O. Box 10424       SHRIVER & JACOBSON             MEAGHER & FLOM LLP
       General Counsel                  Suite 1300,                 One New York Plaza              Royal Bank Plaza
     METHANEX CORPORATION           777 Dunsmuir Street       New York, New York 10004 (212)     North Tower Suite 1820
    1800 Waterfront Centre        Vancouver, B.C., Canada                859-8000                     P.O. Box 189
      200 Burrard Street                  V7Y 1K2                                               Toronto, Canada M5J 2J4
 Vancouver, B.C., Canada V6C           (604) 643-7000                                                (416) 777-4700
             3M1
        (604) 661-2600

                             ---------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                      PROVINCE OF BRITISH COLUMBIA, CANADA
               (Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. [ ] upon filing with the Commission, pursuant to Rule 467 (a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.  [X]  at some future date (check the appropriate box below):

         1.  [ ]  pursuant to Rule 467 (b) on (         ) at (         )
                  (designate a time not sooner than 7 calendar days after filing).

         2.  [ ]  pursuant to Rule 467 (b) on (         ) at (         )
                  (designate a time 7 calendar days or sooner after filing)
                  because the securities regulatory authority in the review
                  jurisdiction has issued a receipt or notification of clearance
                  on (         ).

         3. [X] pursuant to Rule 467 (b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

         4. [ ] after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: [ ]
                             ---------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

                           INFORMATION REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                  Subject to Completion. Dated June 12, 2002.

                                  $200,000,000

                              METHANEX CORPORATION
                               % Senior Notes due 2012
                             ----------------------

     Methanex Corporation will pay interest on the Notes on           and
          of each year. The first such payment will be made on           , 2002.
The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     See "Risk Factors" beginning on page 8 to read about factors you should consider before buying the Notes.
                             ----------------------

     METHANEX CORPORATION IS PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. METHANEX CORPORATION PREPARES ITS FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. AS A RESULT, THEY MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     OWNING THE NOTES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION UNDER "TAX CONSIDERATIONS".

     YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED IN CANADA, A MAJORITY OF OUR OFFICERS AND DIRECTORS AND SOME OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE CANADIAN RESIDENTS, AND SUBSTANTIALLY ALL OF OUR ASSETS AND THE ASSETS OF THOSE OFFICERS, DIRECTORS AND EXPERTS ARE LOCATED OUTSIDE OF THE UNITED STATES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THERE IS NO MARKET THROUGH WHICH THE NOTES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL NOTES PURCHASED UNDER THIS PROSPECTUS.

     FOR THE TWELVE MONTHS ENDED MARCH 31, 2002, THE DOLLAR AMOUNT OF EARNINGS COVERAGE DEFICIENCY, BASED ON EARNINGS BEFORE INTEREST ON LONG TERM DEBT AND INCOME TAXES, WAS APPROXIMATELY $21.6 MILLION. SEE "PRO FORMA INTEREST COVERAGE".
                             ----------------------

                                                                 Per Note              Total
                                                                 --------              -----
Initial public offering price...............................               %   $
Underwriting commission.....................................               %   $
Proceeds, before expenses, to Methanex......................               %   $

     The initial public offering price set forth above does not include accrued
interest, if any. Interest on the Notes will accrue from          , 2002 and
must be paid by the purchasers if the Notes are delivered after           ,
2002.
                             ----------------------

     AFFILIATES OF TWO OF THE UNDERWRITERS ARE LENDERS TO US UNDER A REVOLVING CREDIT FACILITY. CONSEQUENTLY, WE MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF SUCH UNDERWRITERS UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION. SEE "USE OF PROCEEDS" AND "UNDERWRITING".

     The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on          , 2002.

GOLDMAN, SACHS & CO.
   Sole Book-Running Manager
                            CIBC WORLD MARKETS
                                                  RBC CAPITAL MARKETS
                             ----------------------
                       Prospectus dated           , 2002.
METHANEX LOGO

                                    SUMMARY

     The following section summarizes more detailed information presented later in this prospectus. You should read the entire prospectus, including, in particular, the "Risk Factors" beginning on page 8 and our consolidated financial statements and the related notes included elsewhere in this prospectus. In this prospectus, except where otherwise indicated, all amounts are expressed in United States dollars, references to "$" are to United States dollars and references to "Cdn$" are to Canadian dollars. In this prospectus, except where otherwise indicated or the context otherwise requires, references to "we", "us", "our" and similar terms, as well as references to "Methanex" and the "Company", refer to Methanex Corporation and its subsidiaries.

                                  THE COMPANY

     We are the world's largest producer and marketer of methanol, a liquid commodity chemical produced primarily from natural gas. Our average sales represented approximately 25% of world methanol demand between 1997 and 2001. We believe that our low cost natural gas supply contracts and extensive distribution network provide us with competitive advantages in our industry. We have methanol production facilities located in Chile, New Zealand and North America. In a joint venture with BP, we are currently building the world's largest methanol plant in Trinidad which we expect will commence commercial operation by late 2003.

     For the year ended December 31, 2001, our average realized methanol price was $172 per tonne and we generated $71 million of net income and $238 million of EBITDA on revenues of $1.15 billion. For the three months ended March 31, 2002, our average realized methanol price was $111 per tonne and we incurred a net loss of $17 million and generated $11 million of EBITDA on revenues of $182 million. Methanol prices have increased in the second quarter of 2002. For example, spot prices for methanol in the United States were in the range of $180 to $200 per tonne in the latter part of May 2002.

                               INDUSTRY OVERVIEW

     Methanol is primarily used as a chemical feedstock in the manufacture of other products. Roughly three quarters of all methanol is used in the production of formaldehyde, acetic acid and a wide variety of other chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. Reflecting the diversity of the end-use products for methanol, growth in methanol demand is generally linked to growth in the economy.

     The remainder of methanol demand comes from the fuel sector, principally as a component in the production of methyl tertiary butyl ether, or MTBE, which is blended with gasoline as a source of octane and as an oxygenate to reduce the amount of tailpipe emissions from motor vehicles. Worldwide methanol demand for use in MTBE was approximately 7.9 million tonnes in 2001 and over half of that demand was in the United States. California and other states in the United States, as well as the U.S. federal government, have initiated actions that may limit, or possibly eliminate, the use of MTBE as a gasoline component in the United States. However, in 2001, the European Union confirmed the suitability and continued use of MTBE as a fuel additive, and demand for MTBE in Western Europe has increased in recent years as clean air standards have been implemented.

     Methanol is an internationally traded commodity. Methanol prices have historically been volatile and have been sensitive to overall production capacity relative to demand, the price of natural gas feedstock in North America and general economic conditions. Late in the first quarter and into the second quarter of 2002, we believe there have been a number of positive developments, including some early signs of a recovery in methanol demand. In addition, we do not anticipate that any significant new methanol facilities will start commercial production before late 2003.

                           OUR COMPETITIVE STRENGTHS

     We believe that our business has the following competitive strengths:

     - GLOBAL PRESENCE AND SCALE -- We believe that we are the only global producer and supplier of methanol. We believe this has enabled us to secure contracts with high quality global customers and to develop current views of the worldwide methanol industry, in turn enabling us to respond quickly to changing market trends in supply and demand.

     - LOW COST PRODUCER -- We believe that a low cost structure is critical to maintaining a strong competitive position. We believe our access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost producer of methanol in the markets we serve.

     - OPERATIONAL EXPERTISE -- The high reliability rate of our plants is an essential factor in keeping our costs low and generating revenue and we believe it enhances our position as a secure, global provider of methanol.

                                  OUR STRATEGY

     Our primary objective is to maintain and enhance our strong competitive position. The key elements of our strategy to achieve this objective are:

     - STRIVING AT ALL TIMES TO FURTHER REDUCE OUR COST STRUCTURE -- We continue to take steps to strengthen our position as a low cost global producer of methanol by constructing new low cost capacity, such as our Atlas facility currently under construction in Trinidad. We are also focused on reducing our ocean shipping and other distribution costs by maximizing the utilization of our shipping fleet and by seeking to take advantage of prevailing conditions in the shipping market.

     - MAINTAINING OUR WORLD LEADERSHIP IN METHANOL MARKETING, LOGISTICS AND SALES -- We sell methanol through an extensive global marketing and distribution system, which has enabled us to become the world's largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. We continue to pursue opportunities which allow us to maintain this market leadership.

     - FOCUSING ON OPERATING EXCELLENCE -- We believe that methanol consumers view reliability of supply as critical to the success of their businesses. By maintaining and improving our plant operating reliability, we believe we have become a preferred supplier of methanol globally.

     - INVESTING IN NEW TECHNOLOGIES AND DEVELOPING NEW MARKETS FOR METHANOL -- We are continuing our efforts to develop opportunities in natural gas-based technology innovation and fuel cells where methanol is a potential fuel.

     - MAINTAINING FINANCIAL DISCIPLINE -- We believe it is important to maintain financial flexibility throughout the economic cycle and we have deliberately adopted a prudent approach to our liquidity. We have similarly established a disciplined approach to capital spending.

                                  THE OFFERING

     As used in this summary of the offering, references to "we", "us", "our" and similar terms, as well as references to "Methanex", refer only to Methanex Corporation and its successors and not to any of its subsidiaries.

ISSUER.....................  Methanex Corporation.

NOTES OFFERED..............  $200,000,000 principal amount of      % Senior
                             Notes.

MATURITY...................            , 2012.

ISSUE PRICE................       % plus accrued interest, if any, from
                                       , 2002.

INTEREST...................  Annual rate:      %.

INTEREST PAYMENT DATES.....  Semi-annually on           and           of each
                             year, commencing           , 2002.

RANKING....................  The Notes will be general unsecured obligations of
                             Methanex and will rank equally in right of payment with all of our other unsubordinated and unsecured indebtedness, including our 7.40% Notes due August 15, 2002 and our 7.75% Notes due August 15, 2005. The Notes, however, will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries. As of March 31, 2002, we had no secured debt outstanding and our subsidiaries had approximately $132 million of liabilities.

ADDITIONAL AMOUNTS.........  All payments with respect to the Notes made by us will be made without withholding or deduction for Canadian taxes unless required by law or by the interpretation or administration thereof, in which case, subject to certain exceptions, we will pay such Additional Amounts as may be necessary, so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of the Notes -- Additional Amounts for Canadian Withholding Taxes".

REDEMPTION IN THE EVENT OF
CHANGES IN CANADIAN
WITHHOLDING TAXES..........  If we become obligated to pay Additional Amounts as a result of certain changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the Notes at 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See "Description of the Notes -- Redemption for Changes in Canadian Withholding Taxes".

MANDATORY OFFER TO
PURCHASE...................  Upon the occurrence of a Change of Control
                             Triggering Event, we are required to offer to purchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest to the date of purchase. See "Description of the Notes -- Certain Covenants -- Change of Control".

BASIC COVENANTS OF THE
  INDENTURE................  The Indenture under which we will issue the Notes, which we refer to in this prospectus as the Indenture, will, among other things, restrict our ability and the ability of certain of our subsidiaries to:

                             -  incur liens;

                             -  enter into sale/leaseback transactions;

                             - in the case of certain of our subsidiaries, incur indebtedness without guaranteeing the Notes;

                             -  enter into or conduct transactions with
                                unrestricted subsidiaries; and

                             - amalgamate or consolidate with, or merge with or into, or transfer all or substantially all of our assets to, any person.

                             These covenants are subject to important qualifications and limitations. For more details, see the section "Description of the Notes -- Certain Covenants".

USE OF PROCEEDS............  The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $196 million. We intend to use approximately $150 million of the estimated net proceeds to repay in full our 7.40% Notes due August 15, 2002 upon the maturity of such notes. The balance of the net proceeds will be used for general corporate purposes. Pending such application, such net proceeds will be invested in short-term money market instruments.

                              CONSENT SOLICITATION

     We are soliciting consents from the holders of our existing 7.75% Notes due August 15, 2005 to amend the Indenture which, if given, would amend the existing limitation on restricted payments covenant applicable to the 7.75% Notes. Under the existing restricted payments covenant, we cannot make restricted payments (such as declaring or paying a dividend or making any distribution on our common shares or repurchasing or redeeming any of our common shares) unless, among other things, after giving effect to the restricted payment, our Consolidated Net Worth (as defined in the Indenture) is greater than $850 million. The proposed amendment to the limitation on restricted payments covenant applicable to the 7.75% Notes would allow us to declare and pay, to the extent not otherwise permitted by the existing limitation, up to $30 million of cash dividends and distributions in respect of our capital stock in any 12 month period. If the consent solicitation is successful, the covenants applicable to the 7.75% Notes will be substantially the same as those that will be applicable to the Notes offered by this prospectus, except that the 7.75% Notes will contain a limitation on restricted payments and will not be subject to a change of control covenant. The closing of the sale of the Notes and the completion of the consent solicitation are not conditional upon each other.

                                  RISK FACTORS

     You should carefully consider all of the information in this prospectus. In particular, you should read the specific risk factors under "Risk Factors" for a discussion of certain risks involved with an investment in the Notes.

                        FINANCIAL STATEMENT PRESENTATION

     Our consolidated financial statements are reported in United States dollars but have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. To the extent applicable to our consolidated financial statements, these principles conform in all material respects with accounting principles generally accepted in the United States, or U.S. GAAP, except as described in the supplemental information to our consolidated financial statements included elsewhere in this prospectus.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     You should read the summary historical consolidated financial data set forth below in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis" included elsewhere in this prospectus. The statement of income data and the balance sheet data as at and for the three years ended December 31, 2001, have been derived from our annual consolidated financial statements, which for the two years ended December 31, 2001, are included elsewhere in this prospectus. The statement of income data for the three months ended March 31, 2001 and 2002 and the balance sheet data as at March 31, 2002 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The financial information as at and for the three months ended March 31, 2001 and 2002 includes, in the opinion of our management, all adjustments which are necessary for the fair presentation of this unaudited financial information. The interim results may not be indicative of the results for a full year.

                                                                                              THREE MONTHS
                                                                   FISCAL YEAR ENDED              ENDED
                                                                     DECEMBER 31,               MARCH 31,
                                                              ---------------------------   -----------------
                                                               1999      2000      2001      2001      2002
                                                              -------   -------   -------   -------   -------
                                                                (IN MILLIONS, EXCEPT VOLUME AND PRICE DATA)
STATEMENT OF INCOME DATA:
Canadian GAAP
  Revenue...................................................  $  695    $1,061    $1,149    $  373    $  182
  Cost of sales and operating expenses......................     689       756       911       250       171
  Depreciation and amortization.............................     112       110       113        27        28
                                                              ------    ------    ------    ------    ------
  Operating income (loss) before undernoted items...........    (106)      195       125        96       (17)
  Interest expense..........................................      25        32        32         8         7
  Interest and other income.................................      14        16        19         4         2
  Other expense(1)..........................................      69        --        11        --        --
                                                              ------    ------    ------    ------    ------
  Income (loss) before income taxes.........................    (186)      179       101        92       (22)
  Income tax recovery (expense)(2)..........................      36       (34)      (30)      (23)        5
                                                              ------    ------    ------    ------    ------
  Net income (loss).........................................  $ (150)   $  145    $   71    $   69    $  (17)
                                                              ======    ======    ======    ======    ======
U.S. GAAP(3)
  Net income (loss).........................................  $ (128)   $   89    $   69       N/A       N/A
                                                              ======    ======    ======
BALANCE SHEET DATA (END OF PERIOD):
Canadian GAAP
  Cash and cash equivalents.................................  $  152    $  226    $  332    $  334    $  287
  Total assets..............................................   1,644     1,803     1,693     1,895     1,624
  Total debt................................................     399       399       399       399       399
  Shareholders' equity......................................     956     1,045       935     1,119       900
U.S. GAAP(3)
  Total assets..............................................  $1,821    $1,938    $1,843       N/A       N/A
  Shareholders' equity......................................   1,079     1,108       985       N/A       N/A
OTHER FINANCIAL DATA:
Canadian GAAP
  EBITDA(4).................................................  $    6    $  305    $  238    $  123    $   11
  Capital expenditures:
    Capital maintenance, catalyst, turnarounds and
      other(5)..............................................  $   66    $   25    $   19    $    5    $    3
    Plants and equipment under development(6)...............      72        --        60        --        34
                                                              ------    ------    ------    ------    ------
  Total capital expenditures................................  $  138    $   25    $   79    $    5    $   37
U.S. GAAP(3)
  EBITDA(4).................................................  $   30    $  273    $  258       N/A       N/A
OTHER SELECTED OPERATING DATA:
Methanol production volume (thousands of tonnes):...........   5,343     6,007     5,361     1,379     1,365
Methanol sales volume (thousands of tonnes):
    Produced product........................................   5,338     5,815     5,390     1,245     1,431
    Purchased product.......................................   1,255       814     1,280       405       195
    Commission sales........................................      --       142       720       221       157
                                                              ------    ------    ------    ------    ------
  Total methanol sales volume...............................   6,593     6,771     7,390     1,871     1,783
                                                              ======    ======    ======    ======    ======
Methanex average realized methanol price (dollars per
  tonne)....................................................  $  105    $  160    $  172    $  225    $  111

(1) Other expense for 1999 consists of $55 million related to the write off of the book value of our Kitimat plant and $14 million related to a restructuring to obtain 100% ownership of the Fortier plant. Other expense for 2001 consists of $11 million for employee severance and mothball costs related to the shutdown for an indeterminate period of our Medicine Hat Plant 3.

(2) We adopted the asset and liability method of accounting for income taxes on January 1, 2000 without restatement of prior periods. As a result of this change, we recorded an increase to shareholders' equity of approximately $4 million at January 1, 2000.

(3) As a foreign private issuer under U.S. securities laws, we prepare an annual reconciliation with U.S. GAAP which is provided as supplemental information to our annual consolidated financial statements included elsewhere in this prospectus. We are not required to prepare a quarterly reconciliation with U.S. GAAP and therefore U.S. GAAP figures have not been presented for the three month periods ended March 31, 2001 and 2002.

(4) EBITDA represents net income (loss) before income taxes, interest expense, interest and other income, depreciation and amortization, and other expense, which includes asset write downs and asset restructuring charges. EBITDA should be considered in addition to, and not as a substitute for, operating income, net income (loss), cash flows and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest, taxes and asset restructuring charges. Our method of computing EBITDA may not be comparable to similarly titled measures reported by other companies. The following table shows a reconciliation of EBITDA to net income (loss):

                                                                             THREE MONTHS
                                                    FISCAL YEAR ENDED            ENDED
                                                       DECEMBER 31,            MARCH 31,
                                                 ------------------------   ---------------
                                                  1999     2000     2001     2001     2002
                                                 ------   ------   ------   ------   ------
                                                               (IN MILLIONS)
Net income (loss)..............................  $ (150)  $  145   $   71   $   69   $  (17)
Add (deduct):
  Income tax expense (recovery)................     (36)      34       30       23       (5)
  Interest expense.............................      25       32       32        8        7
  Interest and other income....................     (14)     (16)     (19)      (4)      (2)
  Other expense................................      69       --       11       --       --
  Depreciation and amortization................     112      110      113       27       28
                                                 ------   ------   ------   ------   ------
EBITDA -- Canadian GAAP........................  $    6   $  305   $  238   $  123   $   11
  U.S. GAAP adjustments(3).....................      24      (32)      20      N/A      N/A
                                                 ------   ------   ------   ------   ------
EBITDA -- U.S. GAAP(3).........................  $   30   $  273   $  258      N/A      N/A

(5) We schedule a shutdown and inspection of each of our plants at intervals of three or more years to perform necessary maintenance and replacement of catalysts (a process commonly known as a turnaround). The amounts shown represent cash flows in the period.

(6) Plants and equipment under development for 1999 related to the completion of our Chile III plant. Plants and equipment under development for 2001 consists of $55 million related to our 63.1% interest in the Atlas methanol facility under construction in Trinidad and $5 million related to the development of potential new methanol facilities in Chile and Australia. The amounts shown represent cash flows in the period.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this prospectus constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this prospectus, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors":

     - cyclicality of the industry in which we operate and the volatility of the price of methanol;

     - decreases in global gross domestic product and changes in general economic conditions;

     - uncertainty of demand for MTBE;

     - competition in our industry;

     - fluctuations in the cost and reductions in the availability of supply of natural gas;

     - the risks attendant with methanol production and marketing, including operational disruption;

     - changes in laws or regulations relating to the protection of the environment;

     - risks associated with investments and operations in multiple jurisdictions;

     - foreign exchange risks; and

     - our inability to obtain project financing planned for our Atlas project.

     Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                             REFERENCE INFORMATION

     Approximate conversions of certain units of measurement used in this prospectus into alternative units of measurement are as follows:

    1 tonne                 =   2,205 pounds or 1,000 kilograms
    1 tonne of methanol     =   332.6 U.S. gallons
    1 gigajoule             =   0.948 million British thermal units or approximately 1,000 standard cubic feet of natural gas calculated on a higher
                                heating value basis
    1 petajoule             =   1,000,000 gigajoules

     Historical price data and supply and demand statistics for methanol contained in this prospectus are derived by us from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., or CMAI, DeWitt & Company Incorporated and Tecnon (UK) Ltd.

     Responsible Care(R) is a registered trademark of the Canadian Chemical Producers' Association and is used by us under license.

                                  RISK FACTORS

     You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before purchasing the Notes offered by this prospectus. Any of the following risks, as well as risks and uncertainties currently not known to us, could materially adversely affect our business, financial condition or results of operations. Certain statements under this caption constitute forward-looking statements. See "Special Note Regarding Forward-Looking Statements".

                 RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

WE OPERATE IN A CYCLICAL COMMODITY INDUSTRY AND OUR FINANCIAL PERFORMANCE IS PRINCIPALLY DEPENDENT ON THE SELLING PRICE OF METHANOL.

     The methanol business is a commodity industry, typically characterized by cycles of oversupply resulting in lower prices, idling of capacity and lower operating rates, followed by periods in which demand exceeds supply, resulting in shortages and rising prices until the increased prices lead to new plant investment or the re-start of idled capacity. Methanol prices have historically been, and are expected to continue to be, characterized by significant volatility. New methanol plants are expected to be built which will increase overall production capacity. Additional methanol supply can become available in the future by re-starting idle methanol plants, by carrying out major expansions of existing plants or by debottlenecking existing plants to increase their production capacity. Roughly three quarters of world methanol demand comes from its use in the production of formaldehyde, acetic acid and other chemical derivatives. Demand for methanol as a feedstock for these chemical derivatives is in large part dependent upon levels of global gross domestic product and changes in general economic conditions. The remainder of world methanol demand comes from its use as a feedstock for MTBE, the future demand for which is uncertain.

     We are not able to predict future methanol supply/demand balances, market conditions or prices, all of which are affected by numerous factors beyond our control. As a result, we cannot assure you that demand for methanol will increase at all, or sufficiently to absorb additional production, or that the price of methanol will not decline. Since methanol is the only product we produce and market, a decline in the price of methanol could have an adverse effect on our financial performance.

THE FUTURE DEMAND FOR METHANOL IN THE PRODUCTION OF MTBE IS UNCERTAIN.

     Approximately 15% of world methanol demand comes from its use as a feedstock for MTBE in the United States. Concerns have been raised in the United States regarding the use of MTBE in gasoline, principally as a result of leaking underground gasoline storage tanks and resultant detection of MTBE in drinking water. In March 1999, the Governor of California announced a ban on the use of MTBE as a gasoline component in California commencing January 1, 2003. This deadline has recently been extended to January 1, 2004. Other states in the United States have also taken actions that limit the use of MTBE as a gasoline component. Additionally, in April 2002, the U.S. Senate passed a comprehensive energy bill that includes a provision to ban MTBE in the United States within four years of its enactment. The U.S. House of Representatives has also passed an energy bill, but it does not contain a provision to ban MTBE. The Senate and the House must proceed to conference to determine whether energy legislation can be agreed upon and passed by the whole U.S. Congress. It is likely that executive and legislative actions will reduce, or possibly eliminate, the demand for methanol for MTBE in the United States, which could have an adverse effect on our results of operations and financial condition.

COMPETITION FROM OTHER METHANOL PRODUCERS IS INTENSE AND COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

     The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. Some of our competitors are not dependent for revenues on a single product and some have greater financial resources than we do. These competitors may be better able than we are to withstand price competition and volatile market conditions.

WE ARE VULNERABLE TO REDUCTIONS IN THE AVAILABILITY OF SUPPLY AND FLUCTUATIONS IN THE COST OF NATURAL GAS.

     Natural gas is the principal feedstock for methanol and accounts for a significant portion of its total production cost. Accordingly, our results from operations depend in large part on the availability and security of supply and price of natural gas. If we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to reduce production or close plants, which would have a material adverse effect on our results of operations and financial condition.

     Approximately 50% of our capacity currently operating is in Chile. Natural gas for our three plants located at our Chilean facility, Chile I, Chile II and Chile III, is supplied through long term contracts with the Chilean state-owned energy company and suppliers in Argentina. These contracts expire in 2009 for Chile I, 2016 and 2017 for Chile II and 2019 for Chile III. Although the Chilean facility is located close to other natural gas reserves in Chile and Argentina, which we believe we could access after the expiration or early termination of these natural gas supply contracts, we cannot assure you that we would be able to secure access to such natural gas under long term contracts on commercially acceptable terms, if at all.

     Approximately 40% of our capacity currently operating is in New Zealand. Approximately 85% of the contracted natural gas for our New Zealand facilities comes from the off-shore Maui field. We estimate that our current contracted natural gas entitlements are sufficient to operate our New Zealand plants at capacity for the equivalent of approximately two and one-half years. Towards the end of 2001, the owners of the Maui field announced that the Maui reserves may be materially less than previously estimated and below the aggregate of quantities that they have contracted to provide to their customers, including us. The contractual process to determine the available reserves in the Maui field is expected to be completed by the end of 2002. If the currently revised estimates are confirmed, we may have to reduce production at or close some or all of our New Zealand plants. We are pursuing additional natural gas supply for our New Zealand plants. However, we cannot assure you we will be able to secure additional natural gas on commercially acceptable terms, if at all.

     Approximately 10% of our capacity currently operating is in North America. Natural gas for our North American facilities is currently purchased on a short term basis. North American natural gas prices are set in a competitive market and can fluctuate widely. Any sustained increase in natural gas prices would adversely affect the operating margins and competitive position of our North American facilities.

OUR BUSINESS IS SUBJECT TO MANY OPERATIONAL RISKS FOR WHICH WE MAY NOT BE ADEQUATELY INSURED.

     The majority of our revenues is derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas, power failures, loss of port facilities or any other event, including any event of force majeure, which could result in a prolonged shutdown of any of our plants. A prolonged plant shutdown at any of our major facilities could materially affect our revenues and operating income. Additionally, disruptions in our distribution system could adversely affect our revenues and operating income. Although we maintain insurance, including business interruption insurance, we cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

GOVERNMENT REGULATIONS RELATING TO THE PROTECTION OF THE ENVIRONMENT COULD INCREASE OUR COSTS OF DOING BUSINESS.

     The countries in which we operate have laws and regulations to which we are subject governing the environment and the sustainable management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with any of these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

     Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. These laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts which complied with applicable laws at the time such acts were performed. The operation of chemical manufacturing plants exposes us to risks in connection with compliance with such laws and we cannot assure you that we will not incur material costs or liabilities.

WE ARE SUBJECT TO RISKS INHERENT IN FOREIGN OPERATIONS.

     We currently have substantial operations outside of North America, including in Chile, New Zealand, Europe and Asia. We are subject to risks inherent in foreign operations, such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and other political risks; increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign-based companies.

     In addition, because we derive substantially all of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot assure you that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

     We source a substantial portion of the natural gas used in our Chilean facility from Argentina. The economic and political situation in Argentina has recently been unstable. Should the economic or political situation in Argentina result in a reduction of the supply of natural gas, our Chilean operations could suffer financial losses and we cannot assure you that we would be able to replace lost Argentinean supply on commercially acceptable terms, if at all.

     Trade in methanol is subject to import duties in a number of jurisdictions. We currently incur an import duty of 3.5% on Chilean methanol that we sell into the European Community and an 8% duty on New Zealand and Chilean methanol that we sell into the United States. Although we do not currently pay any duties in any other major market to which we export product, we cannot assure you that such duties will not be levied in the future or, if levied, that we would be able to mitigate the impact of such duties.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCIES.

     Most of our revenues are denominated in U.S. dollars. A significant portion of our costs, however, are incurred in other currencies, principally the New Zealand dollar and the Canadian dollar and, to a lesser extent, the Chilean peso. We are exposed to increases in the value of these currencies in relation to the U.S. dollar which could have the effect of increasing the U.S. dollar equivalent of our cost of sales and operating expenses. We also have some revenues in Euros and British pounds. We are exposed to declines in the value of these currencies compared to the U.S. dollar which could have the effect of decreasing the U.S. dollar equivalent of our revenues.

WE CANNOT ASSURE YOU THAT WE WILL OBTAIN THE PROJECT FINANCING PLANNED FOR OUR ATLAS PROJECT.

     In a joint venture with BP, we are currently building our new Atlas methanol plant in Trinidad, which we expect will commence commercial operation by late 2003. The total capital cost of Atlas, including financing costs, is expected to be approximately $400 million. Our share of this cost is estimated to be approximately $250 million which we expect to fund from a planned project financing, cash generated from operations and cash on hand. Our total equity contribution to the Atlas joint venture, assuming the project financing is arranged as planned, is expected to be approximately $100 million, of which $66 million had been funded at March 31, 2002. We cannot assure you that we will be able to obtain the planned project financing on satisfactory terms, or at all. Our inability to obtain this financing or other alternative financing would reduce our liquidity and could limit, or affect the timing of, our ability to undertake other potential new methanol projects.

                  RISKS RELATED TO THE NOTES AND OUR STRUCTURE

OUR STRUCTURE AS A HOLDING COMPANY COULD ADVERSELY AFFECT OUR ABILITY TO MEET OUR OBLIGATIONS UNDER THE NOTES.

     We are primarily a holding company with limited material business operations, sources of income or assets of our own other than the shares of our subsidiaries. The Notes will be our obligations exclusively. Unless certain covenants in the Indenture become applicable, our subsidiaries will not guarantee the payment of principal or of interest on the Notes and the Notes will therefore be structurally subordinated to the obligations of our subsidiaries as a result of our being structured as a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries, our creditors (including the holders of the Notes) will not have any right to proceed against the assets of that subsidiary or to cause the liquidation or bankruptcy of such subsidiary under applicable bankruptcy laws. Creditors of such subsidiary would be entitled to payment in full from its assets before we would be entitled to receive any distribution from such assets. Except to the extent that we may ourselves be a creditor with recognized claims against a subsidiary, claims of creditors of that subsidiary will have priority with respect to the assets and earnings of that subsidiary over the claims of our creditors, including claims under the Notes. As of March 31, 2002, our subsidiaries had approximately $132 million of liabilities.

     In addition, as a result of our holding company structure, our operating cash flow and our ability to service our debt, including the Notes, are dependent upon the operating cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, loans or otherwise. Our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business and other considerations.

OUR DEBT SERVICE REQUIREMENTS MAY AFFECT OUR ABILITY TO FUND OUR BUSINESS.

     As at March 31, 2002, after giving effect to the sale of the Notes offered by this prospectus and the application of the net proceeds thereof, we would have had total indebtedness of $450 million. The Indenture and our credit facility permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness, subject to limitations. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions, place us at a disadvantage compared to our competitors that have less debt, and limit our flexibility in planning for, or reacting to, changes in our business and industry.

     Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund our operations, working capital and capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, global or regional economic conditions could cause the price of methanol to fall and hamper our ability to make interest payments on or repay our indebtedness, including the Notes. We may need to refinance all or a portion of our indebtedness, including the Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the Notes, on commercially acceptable terms, if at all.

WE MAY NOT BE ABLE TO FINANCE AN OFFER TO PURCHASE THE NOTES AND OTHER INDEBTEDNESS UPON THE OCCURRENCE OF A CHANGE OF CONTROL TRIGGERING EVENT.

     Upon the occurrence of a Change of Control Triggering Event, as defined in the Indenture, we will be required to offer to purchase all outstanding Notes at a price in cash equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest thereon. See "Description of the Notes -- Certain Covenants -- Change of Control". If the consent solicitation with respect to our 7.75% Notes is successful, we will also be required to offer to purchase such notes on the same basis. However, we may not have sufficient funds at the time to make the required purchase of these securities.

BECAUSE WE ARE A CANADIAN COMPANY, IT MAY BE DIFFICULT FOR YOU TO ENFORCE LIABILITIES AGAINST US BASED SOLELY UPON THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

     We are organized under the laws of Canada and our principal executive office is located in Vancouver, British Columbia. The majority of our directors and officers, and the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, officers and experts, or to enforce judgments of United States courts based upon civil liability under the federal securities laws of the United States against them. There is doubt as to the enforceability in Canada of judgments against us or against any of our directors, officers or experts, in original actions or in actions for enforcement of judgments of United States courts, based solely upon the federal securities laws of the United States.

THERE IS CURRENTLY NO ACTIVE TRADING MARKET FOR THE NOTES. IF AN ACTIVE TRADING MARKET DOES NOT DEVELOP FOR THE NOTES, YOU MAY NOT BE ABLE TO RESELL THEM.

     No active trading market currently exists for the Notes and none may develop. We do not intend to apply for the listing of the Notes on any securities exchange or quotation system. As a result, an active trading market may not develop for the Notes. If an active trading market for the Notes does not develop, it could have an adverse effect on the market price and your ability to resell the Notes.

ONE OF OUR SIGNIFICANT SHAREHOLDERS MAY HAVE INTERESTS WHICH CONFLICT WITH THE INTERESTS OF OUR DEBTHOLDERS.

     NOVA Chemicals Corporation is our largest shareholder and held approximately 37% of our outstanding common shares as of March 31, 2002. See "Principal Shareholders". As a result, NOVA has the ability to determine the outcome of certain corporate actions requiring approval of our common shareholders, including the adoption of certain amendments to our Articles of Continuance and the approval of mergers and sales of all or substantially all of our assets. Under the corporations law governing us, transactions of this type require the approval of 66 2/3% of the holders of our common shares. As with other shareholders, NOVA's interests in our business, operations and financial condition may not be aligned or may conflict with your interests.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the Notes offered by this prospectus, after deducting estimated underwriting commissions and expenses, will be approximately $196 million. We intend to use approximately $150 million of the estimated net proceeds to repay in full our 7.40% Notes due August 15, 2002 upon the maturity of such notes. The balance of the net proceeds will be used for general corporate purposes. Pending such application, such net proceeds will be invested in short-term money market instruments.

                          CONSOLIDATED CAPITALIZATION

     The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2002 (1) on an actual basis and (2) as adjusted to reflect the sale of the Notes offered by this prospectus and the application of the estimated net proceeds thereof as described in "Use of Proceeds". This table should be read in conjunction with "Management's Discussion and Analysis", "Description of Certain Indebtedness" and our unaudited interim consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                AS OF MARCH 31, 2002
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $  286,616   $  332,616
                                                              ==========   ==========
Short term debt:
  7.40% Notes due August 15, 2002...........................  $  149,909           --
                                                              ----------   ----------
Long term debt:
  Senior unsecured credit facility(1).......................          --           --
  7.75% Notes due August 15, 2005...........................  $  249,595   $  249,595
  Notes offered by this prospectus..........................          --      200,000
                                                              ----------   ----------
     Total long term debt...................................  $  249,595   $  449,595
                                                              ----------   ----------
     Total debt.............................................  $  399,504   $  449,595
                                                              ----------   ----------
Shareholders' equity:
  Capital stock.............................................  $  526,555   $  526,555
  Retained earnings.........................................     373,370      373,370
                                                              ----------   ----------
     Total shareholders' equity.............................  $  899,925   $  899,925
                                                              ----------   ----------
Total capitalization........................................  $1,299,429   $1,349,520
                                                              ==========   ==========

---------------

(1) Total availability of $291 million, expiring January 2004.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     You should read the selected historical consolidated financial data set forth below in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis" included elsewhere in this prospectus. The statement of income data and the balance sheet data as at and for the five years ended December 31, 2001, have been derived from our annual consolidated financial statements, which for the two years ended December 31, 2001, are included elsewhere in this prospectus. The statement of income data for the three months ended March 31, 2001 and 2002 and the balance sheet data as at March 31, 2002, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The financial information as at and for the three months ended March 31, 2001 and 2002 includes, in the opinion of our management, all adjustments which are necessary for the fair presentation of this unaudited financial information. The interim results may not be indicative of the results for a full year.

                                                                                       THREE MONTHS
                                                                                           ENDED
                                               FISCAL YEAR ENDED DECEMBER 31,            MARCH 31,
                                         ------------------------------------------   ---------------
                                          1997     1998     1999     2000     2001     2001     2002
                                         ------   ------   ------   ------   ------   ------   ------
                                                 (IN MILLIONS, EXCEPT VOLUME AND PRICE DATA)
STATEMENT OF INCOME DATA:
Canadian GAAP
  Revenue..............................  $1,299   $  721   $  695   $1,061   $1,149   $  373   $  182
  Cost of sales and operating
    expenses...........................     931      704      689      756      911      250      171
  Depreciation and amortization........     117      107      112      110      113       27       28
                                         ------   ------   ------   ------   ------   ------   ------
  Operating income (loss) before
    undernoted items...................     251      (90)    (106)     195      125       96      (17)
  Interest expense.....................      32       22       25       32       32        8        7
  Interest and other income............      34       26       14       16       19        4        2
  Other expense(1).....................      --       --       69       --       11       --       --
                                         ------   ------   ------   ------   ------   ------   ------
  Income (loss) before income taxes....     253      (86)    (186)     179      101       92      (22)
  Income tax recovery (expense)(2).....     (51)      18       36      (34)     (30)     (23)       5
                                         ------   ------   ------   ------   ------   ------   ------
  Net income (loss)....................  $  202   $  (68)  $ (150)  $  145   $   71   $   69   $  (17)
                                         ======   ======   ======   ======   ======   ======   ======
U.S. GAAP(3)
  Net income (loss)....................  $  187   $ (100)  $ (128)  $   89   $   69      N/A      N/A
                                         ======   ======   ======   ======   ======
BALANCE SHEET DATA (END OF PERIOD):
Canadian GAAP
  Cash and cash equivalents............  $  492   $  288   $  152   $  226   $  332   $  334   $  287
  Total assets.........................   1,973    1,799    1,644    1,803    1,693    1,895    1,624
  Total debt...........................     398      399      399      399      399      399      399
  Shareholders' Equity.................   1,191    1,108      956    1,045      935    1,119      900
U.S. GAAP(3)
  Total assets.........................  $2,203   $2,002   $1,821   $1,938   $1,843      N/A      N/A
  Shareholders' Equity.................   1,323    1,208    1,079    1,108      985      N/A      N/A

OTHER FINANCIAL DATA:
Canadian GAAP
  EBITDA(4)............................  $  368   $   17   $    6   $  305   $  238   $  123   $   11
  Capital expenditures:
    Capital maintenance, catalyst,
      turnarounds and other(5).........  $   22   $   49   $   66   $   25   $   19   $    5   $    3
    Plants and equipment under
      development(6)...................      89      167       72       --       60       --       34
                                         ------   ------   ------   ------   ------   ------   ------
  Total capital expenditures...........  $  111   $  216   $  138   $   25   $   79   $    5   $   37
                                         ======   ======   ======   ======   ======   ======   ======
U.S. GAAP(3)
  EBITDA(4)............................  $  342   $   (3)  $   30   $  273   $  258      N/A      N/A

                                                                                       THREE MONTHS
                                                                                           ENDED
                                               FISCAL YEAR ENDED DECEMBER 31,            MARCH 31,
                                         ------------------------------------------   ---------------
                                          1997     1998     1999     2000     2001     2001     2002
                                         ------   ------   ------   ------   ------   ------   ------
                                                 (IN MILLIONS, EXCEPT VOLUME AND PRICE DATA)
OTHER SELECTED OPERATING DATA:
Methanol production volume (thousands
  of tonnes):..........................   5,092    4,690    5,343    6,007    5,361    1,379    1,365
Methanol sales volume (thousands of
  tonnes):
    Produced product...................   5,049    4,479    5,338    5,815    5,390    1,245    1,431
    Purchased product..................   1,854    1,532    1,255      814    1,280      405      195
    Commission sales...................      --       --       --      142      720      221      157
                                         ------   ------   ------   ------   ------   ------   ------
  Total methanol sales volume..........   6,903    6,011    6,593    6,771    7,390    1,871    1,783
                                         ======   ======   ======   ======   ======   ======   ======
Methanex average realized methanol
  price (dollars per tonne)............  $  187   $  120   $  105   $  160   $  172   $  225   $  111

---------------

(1) Other expense for 1999 consists of $55 million related to the write off of the book value of our Kitimat plant and $14 million related to a restructuring to obtain 100% ownership of the Fortier plant. Other expense for 2001 consists of $11 million for employee severance and mothball costs related to the shutdown for an indeterminate period of our Medicine Hat Plant 3.

(2) We adopted the asset and liability method of accounting for income taxes on January 1, 2000 without restatement of prior periods. As a result of this change, we recorded an increase to shareholders' equity of approximately $4 million at January 1, 2000.

(3) As a foreign private issuer under U.S. securities laws, we prepare an annual reconciliation with U.S. GAAP which is provided as supplemental information to our annual consolidated financial statements included elsewhere in this prospectus. We are not required to prepare a quarterly reconciliation with U.S. GAAP and therefore U.S. GAAP figures have not been presented for the three month periods ended March 31, 2001 and 2002.

(4) EBITDA represents net income (loss) before income taxes, interest expense, interest and other income, depreciation and amortization, and other expense, which includes asset write downs and asset restructuring charges. EBITDA should be considered in addition to, and not as a substitute for, operating income, net income (loss), cash flows and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest, taxes and asset restructuring charges. Our method of computing EBITDA may not be comparable to similarly titled measures reported by other companies. The following table shows a reconciliation of EBITDA to net income (loss):

                                                                                       THREE MONTHS
                                                                                           ENDED
                                               FISCAL YEAR ENDED DECEMBER 31,            MARCH 31,
                                         ------------------------------------------   ---------------
                                          1997     1998     1999     2000     2001     2001     2002
                                         ------   ------   ------   ------   ------   ------   ------
                                                                (IN MILLIONS)
    Net income (loss)..................  $  202   $  (68)  $ (150)  $  145   $   71   $   69   $  (17)
    Add (deduct):
      Income tax expense (recovery)....      51      (18)     (36)      34       30       23       (5)
      Interest expense.................      32       22       25       32       32        8        7
      Interest and other income........     (34)     (26)     (14)     (16)     (19)      (4)      (2)
      Other expense....................      --       --       69       --       11       --       --
      Depreciation and amortization....     117      107      112      110      113       27       28
                                         ------   ------   ------   ------   ------   ------   ------
    EBITDA -- Canadian GAAP............  $  368   $   17   $    6   $  305   $  238   $  123   $   11
      U.S. GAAP adjustments (3)........     (26)     (20)      24      (32)      20      N/A      N/A
                                         ------   ------   ------   ------   ------   ------   ------
    EBITDA -- U.S. GAAP (3)............  $  342   $   (3)  $   30   $  273   $  258      N/A      N/A
                                         ======   ======   ======   ======   ======   ======   ======

(5) We schedule a shutdown and inspection of each of our plants at intervals of three or more years to perform necessary maintenance and replacement of catalysts (a process commonly known as a turnaround). The amounts shown represent cash flows in the period.

(6) Plants and equipment under development for 1997 consists of $29 million related to the completion of our Chile II plant and $60 million related to the construction of our Chile III plant. Plants and equipment under development for 1998 and 1999 related to the completion of our Chile III plant. Plants and equipment under development for 2001 consists of $55 million related to our 63.1% interest in the Atlas methanol facility under construction in Trinidad and $5 million related to the development of potential new methanol facilities in Chile and Australia. The amounts shown represent cash flows in the period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

     We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal measurement differences between Canadian GAAP and U.S. GAAP as they pertain to us, refer to the supplemental information to our consolidated financial statements included elsewhere in this prospectus. The following discussion is based upon our financial statements prepared in accordance with Canadian GAAP.

                                    OVERVIEW

     Methanol is a liquid commodity chemical produced primarily from natural gas. Roughly three quarters of all methanol is used to produce formaldehyde, acetic acid and other chemical derivatives for which demand is influenced by levels of global gross domestic product. The remainder of all methanol is used to produce the gasoline additive MTBE for which demand is driven by clean air legislation in the United States and other countries as well as levels of gasoline demand.

     We are the world's largest producer and marketer of methanol. We operate methanol production facilities located in Chile, New Zealand and North America and source additional methanol produced by others either on a contract basis or on the spot market in order to meet customer needs and support our marketing efforts. In a joint venture with BP, we are currently building the world's largest methanol plant in Trinidad which we expect will commence commercial operation by late 2003. Our operating results are affected by the prevailing market price for methanol, our production volumes and related costs of production and distribution and, to a lesser extent, the margins we earn on the sale of methanol produced by others.

     Methanol prices are characterized by volatility and are affected by the methanol demand/ supply balance, which is influenced by global industry capacity, global industry operating rates and the strength of demand. In addition, the price of natural gas in North America affects the cash production cost of North American methanol producers. Historically, this cost has established the minimum expected methanol selling price in North America. Shutdowns of high cost capacity resulted in a tight demand/supply balance and higher methanol prices from mid-2000 to mid-2001 than those in the first part of 2000. Methanol prices declined significantly in the second half of 2001, consistent with general economic conditions, and remained low in the first part of 2002. We believe there have been a number of positive developments late in the first quarter and into the second quarter of 2002, including some early signs of a recovery in methanol demand. On the supply side, there have been a number of unplanned methanol plant outages, particularly in Asia, the Middle East and Africa. These recent developments have resulted in tighter market conditions and higher methanol prices in the second quarter of 2002, although such prices have not increased to second quarter of 2001 levels. Methanol pricing, however, will ultimately depend on industry operating rates and the strength of global demand.

     Our sales revenues consist primarily of revenues from the sale of methanol that we produce. We also earn revenues from the sale of methanol that we purchase and commission revenue from sales of methanol from the 850,000 tonne per year Titan Methanol Company plant in Trinidad. This commission revenue is not significant to our operating results.

     For the methanol that we produce, the most significant components of our cost of sales and operating expenses are natural gas costs and distribution costs associated with delivering methanol to customers from our production facilities. Approximately 90% of our capacity currently operating is from our low cost facilities outside of North America where we purchase natural gas under supply contracts that provide for prices which are not directly subject to the volatile North American natural gas market. The price we pay for natural gas for our Chilean facility varies based on changes in methanol prices when they are above a certain level calculated on a trailing twelve-month basis. The price of natural gas for our New Zealand facilities is adjusted annually upward or downward based on a specified New Zealand inflation rate index. Approximately 10% of our production currently operating is in North America where we purchase natural gas on a short term basis.

     Revenues from the sale of methanol that we purchase include revenues from the sale of methanol purchased pursuant to long or short term purchase contracts and from the sale of methanol purchased on the spot market. Our cost of sales and operating expenses for methanol that we purchase consists primarily of the cost of the methanol to us. The margins that we earn on the sale of purchased methanol are relatively insignificant and generally do not vary materially with the market price of methanol. However, on the sale of methanol purchased on the spot market, we may incur losses or realize gains when the methanol price decreases or increases rapidly between the time of purchase and sale.

     We believe that our results of operations are best examined by analyzing changes in the components of our operating income, other income (expense) and income taxes. Separate discussions of the revenue and cost of sales line items would be less meaningful because of the very different margin characteristics of our sales of purchased methanol compared to our sales of produced methanol. The discussion of purchased methanol and its impact on our results of operations is more meaningfully discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the selling price of methanol at the time of purchase. The discussion of produced methanol is more meaningful if we separately analyze the individual elements that impact operating income. These elements are selling price and sales volumes, total cash cost (which is included in cost of sales and operating expenses in the income statement) and depreciation and amortization. Total cash cost includes cash production and distribution costs (which we call delivered cash cost) and selling, general and administrative expenses.

     Changes in our operating income from period to period are primarily affected by:

     - the difference in the selling price of methanol that we produce (we quantify this change as the difference in the selling price of methanol that we produce multiplied by the sales volume of produced methanol in the current period);

     - the difference in the sales volume of methanol that we produce (we quantify this change as the difference in the sales volume of methanol that we produce multiplied by the difference between the selling price and delivered cash cost per tonne for the prior period);

     - the change in total cash cost (we quantify this change as the difference in delivered cash cost per tonne multiplied by the sales volume of produced methanol in the current period plus the change in selling, general and administrative expenses);

     - the change in the margins earned on the sale of purchased methanol; and

     - the change in depreciation and amortization.

                           OUR RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002 COMPARED WITH THREE MONTHS ENDED MARCH 31,
2001

OPERATING INCOME

     We had an operating loss of $17 million for the first quarter of 2002 compared with operating income of $96 million for the first quarter of 2001. This decrease in operating income of $113 million resulted from:

                                                              ($ MILLIONS)
                                                              ------------
Lower realized price of produced methanol...................      (168)
Higher sales volumes of produced methanol...................        23
Lower total cash cost.......................................        31
Higher margin on the sale of purchased methanol.............         2
Higher depreciation and amortization........................        (1)
Other, net..................................................        --
                                                                  ----
Decrease in operating income................................      (113)
                                                                  ====

     LOWER REALIZED PRICE OF PRODUCED METHANOL

     The average realized price of $111 per tonne for produced methanol in the first quarter of 2002 was $117 per tonne, or 51%, lower than the first quarter of 2001 price of $228 per tonne. The lower average realized price for produced methanol resulted in a $168 million decrease in operating income in comparison with the first quarter of 2001. Methanol prices started to increase at the end of the first quarter of 2002 and into April 2002 with spot prices in the United States in the range of $180 to $200 per tonne in the latter part of May 2002.

     HIGHER SALES VOLUMES OF PRODUCED METHANOL

     Although our total sales volume of produced, purchased and commission methanol decreased by 0.09 million tonnes to 1.78 million tonnes in the first quarter of 2002 compared with 1.87 million tonnes in the first quarter of 2001, our sales volume of produced methanol over the same period increased. Our sales volume of produced methanol in the first quarter of 2002 was 1.43 million tonnes compared with 1.25 million tonnes in the first quarter of 2001, representing an increase of 15%. The increase in sales volume of produced methanol is primarily a result of lower purchases of spot methanol late in 2001 and throughout the first quarter of 2002 compared with the prior year. Increased sales volume of produced methanol resulted in a $23 million increase in operating income for the first quarter of 2002 compared with the first quarter of 2001.

     LOWER TOTAL CASH COST

     Our total cash cost decreased by $31 million for the first quarter of 2002 compared with the first quarter of 2001. Lower natural gas costs for our North American facilities accounted for $20 million of this decrease. The remainder of the decrease relates to lower operating costs associated with idled facilities, lower freight and other logistics costs, and lower business development and strategic initiative costs.

     HIGHER MARGIN ON THE SALE OF PURCHASED METHANOL

     We earned a margin of $1 million on the sale of purchased methanol in the first quarter of 2002 compared with a loss of $1 million in the first quarter of 2001.

     HIGHER DEPRECIATION AND AMORTIZATION

     Depreciation and amortization for the first quarter ended March 31, 2002 was $28 million compared with $27 million for the first quarter ended March 31, 2001. This increase is a result of higher sales volume of produced methanol in the first quarter of 2002, mostly offset by lower depreciation and amortization for catalyst and turnarounds in 2002 compared with 2001.

OTHER INCOME (EXPENSE)

     Interest expense relates primarily to fixed-rate interest on our unsecured long term debt. Interest expense for the first quarter of 2002 was $7 million compared with $8 million for the first quarter of 2001. The decrease relates to capitalized interest for the Atlas methanol project in the first quarter of 2002.

     Interest income for the first quarter of 2002 was $2 million compared with $4 million for the first quarter of 2001. The decrease is primarily due to lower interest rates in 2002.

INCOME TAXES

     The effective income tax rate for the first quarter of 2002 was 20.2% compared with 24.9% for the first quarter of 2001, due to the mix of income and effective tax rates by jurisdiction.

NET INCOME (LOSS)

     For the first quarter ended March 31, 2002, we incurred a net loss of $17 million compared with net income of $69 million for the first quarter ended March 31, 2001.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

OPERATING INCOME

     We had operating income of $125 million for 2001 compared with operating income of $195 million for 2000. The decrease in operating income of $70 million resulted from:

                                                              ($ MILLIONS)
                                                              ------------
Higher realized price of produced methanol..................       60
Lower sales volumes of produced methanol....................      (33)
Higher total cash cost......................................      (76)
Lower margin on the sale of purchased methanol..............      (14)
Higher depreciation and amortization........................       (4)
Other, net..................................................       (3)
                                                                  ---
Decrease in operating income................................      (70)
                                                                  ===

     HIGHER REALIZED PRICE OF PRODUCED METHANOL

     Our average realized price increased from $160 per tonne in 2000 to $172 per tonne in 2001. This increase of $12 per tonne, or 8%, resulted in a $60 million improvement in operating income in 2001. We entered 2001 with good demand/supply fundamentals and high North American natural gas prices and, as a consequence, prices were higher in the first half of 2001 and our average realized price was $213 per tonne. Prices, however, declined significantly in the second half of the year, we believe, due principally to lower demand caused by a slowing global economy and falling natural gas prices. In the second half of the year we realized an average price of $131 per tonne.

     LOWER SALES VOLUMES OF PRODUCED METHANOL

     While we increased our market position in this declining global economic environment, sales from our own production in 2001 were 5.4 million tonnes, which was approximately 7% (or 0.4 million tonnes) below the level of 5.8 million tonnes in 2000. This decrease is a result of lower production volumes at our facilities in 2001 combined with increased purchases of spot methanol in 2001 compared with 2000. This decline resulted in a $33 million reduction in operating income in 2001 compared with 2000.

     HIGHER TOTAL CASH COST

     Our total cash cost increased by $76 million for the year ended December 31, 2001 compared with the year ended December 31, 2000. This increase related to higher natural gas costs, higher logistics and other costs associated with operating below capacity and higher business development and strategic initiative costs.

     HIGHER NATURAL GAS COSTS. Natural gas costs were $45 million higher in 2001 than 2000. Natural gas costs were $30 million higher for our Chilean facility where the purchase price for natural gas is adjusted by a formula related to methanol prices on a twelve-month trailing average basis. Natural gas costs were $15 million higher for our North American facilities where we purchase natural gas on a short term basis. Natural gas costs in New Zealand did not change significantly.

     HIGHER LOGISTICS AND OTHER COSTS ASSOCIATED WITH OPERATING BELOW
CAPACITY. During 2001, we operated our facilities below capacity and as a result incurred $14 million of additional logistics and other associated costs compared with 2000. Most of these additional costs were due to ocean freight incurred to ship methanol from our production locations to customers outside of such plants' natural markets. By the fourth quarter of 2001, we had increased our plant operating rates, and our logistics costs had returned to the levels experienced in 2000.

     BUSINESS DEVELOPMENT AND STRATEGIC INITIATIVES. Expenditures for business development and strategic initiatives reduced operating income by approximately $17 million for 2001 compared with 2000. At a cost of $7 million, we completed a materials demonstration unit in New Zealand which will be used to validate proprietary technology for large-scale synthesis natural gas production under a range of operating conditions. The remaining expenditures relate primarily to preliminary-stage costs for exploring opportunities to expand our methanol production capacity in Asia Pacific and costs for examining diversification opportunities that we chose not to pursue.

     LOWER MARGIN ON THE SALE OF PURCHASED METHANOL

     We incurred a loss of $21 million on the sale of purchased methanol in 2001 compared with a loss of $7 million in 2000. The $14 million decrease in margin on the sale of purchased methanol was primarily due to losses experienced on spot purchases when methanol prices declined rapidly during the second half of 2001. By the end of 2001 we had sold all of our high-cost inventory purchased on the spot market and we entered 2002 with minimal volumes of spot purchased product.

     HIGHER DEPRECIATION AND AMORTIZATION

     Depreciation and amortization for the year ended December 31, 2001 was $114 million compared with $110 million for the year ended December 31, 2000. The increase in depreciation of $4 million relates primarily to the amortization of marketing rights and other assets acquired in the second half of 2000.

OTHER INCOME (EXPENSE)

     Interest expense relates primarily to fixed-rate interest on our unsecured long term debt. Interest expense was unchanged from 2001 to 2002. During 2001, we capitalized $1 million of interest to plant and equipment under development.

     Interest and other income consists primarily of interest earned on cash and cash equivalents. Interest income increased by $3 million from $16 million in 2001 to $19 million in 2002 primarily due to the settlement of an income tax dispute in Canada.

     In 2001, we took an $11 million asset restructuring charge related primarily to employee severance and mothball costs for the shutdown of our Medicine Hat Plant 3. This shutdown is for an indeterminate period and is expected to result in savings of annual plant fixed and capital maintenance costs of approximately $10 million.

INCOME TAXES

     During 2001, we recorded income tax expense of $29 million, comprised of current income taxes of $7 million and future income taxes of $22 million. Our effective income tax rate for 2001 was 29% compared with 19% for 2000. The effective income tax rate increased primarily because of higher levels of expenditures incurred in regions where no tax benefits related to these expenditures were recorded.

     The effective income tax rate of 29% is lower than the combined statutory rate in Canada primarily because a significant portion of our income was earned in foreign jurisdictions where tax rates are lower than in Canada and because of the utilization of previously unrecognized loss carryforwards and income tax deductions in New Zealand. This was partially offset by losses incurred in Canada where no income tax benefits were recorded.

     We have unrecognized income tax benefits in New Zealand and Canada (see note 13 to our consolidated financial statements included elsewhere in this prospectus).

NET INCOME

     For the year ended December 31, 2001, net income was $71 million or $82 million before an after-tax asset restructuring charge of $11 million related to the shutdown of our Medicine Hat Plant 3 for an indeterminate period. These results compare with net income of $145 million for 2000.

                        LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31, 2002 COMPARED WITH THREE MONTHS ENDED MARCH 31,
2001

CASH FLOWS FROM OPERATING ACTIVITIES

     Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the first quarter of 2002 was $10 million compared with $107 million for the first quarter of 2001. The decrease is primarily related to lower realized methanol prices in the first quarter of 2002, partially offset by lower natural gas costs and increased margins resulting from an increase in sales of our own methanol production.

     There were no significant changes in non-cash working capital during the first quarters of 2002 and 2001.

CASH FLOWS FROM INVESTING ACTIVITIES

     Plant and equipment under development includes three projects: the Atlas methanol facility under construction in Trinidad, the potential expansion of our facility in Chile and potential new methanol production capacity in Australia to serve the Asia Pacific market. During the quarter ended March 31, 2002, our cash contribution to the Atlas methanol facility was $28 million. As of March 31, 2002, our total cash contribution to the project was $66 million, excluding the $17 million payment made in the third quarter of 2001 to acquire Beacon Group Energy Investment Fund's interest in the Atlas project.

     Capital maintenance expenditures for the first quarter of 2002 were $3 million compared with $5 million for the first quarter of 2001.

CASH FLOWS FROM FINANCING ACTIVITIES

     During the quarter ended March 31, 2002, we repurchased 3.1 million of our common shares pursuant to a normal course issuer bid for a total cost of $19 million. As of March 31, 2002, we had repurchased a total of 5.3 million shares for a total cost of $31 million under this bid.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES

     Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas was $219 million in 2001 compared with $297 million for 2000. Although the average realized methanol price in 2001 was higher than 2000, cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas decreased by $78 million. This decrease relates primarily to lower operating income and the cash costs incurred on the shutdown of the Medicine Hat Plant 3 for an indeterminate period.

     In 2001, we received a refund of $67 million from the Canada Customs and Revenue Agency representing the full amount placed on deposit plus accrued interest relating to the successful settlement of our 1991 income tax reassessment.

     The reduction in other non-cash working capital for 2001 of $89 million was primarily due to a decrease in trade accounts receivable as a result of lower methanol prices and a decrease in the volume of high cost purchased product inventory. For 2000, the increase in other non-cash working capital of $97 million was primarily related to an increase in inventory and trade accounts receivable as a result of higher methanol prices and increased business activity.

CASH FLOWS FROM INVESTING ACTIVITIES

     Capital maintenance expenditures for 2001 were $19 million compared with $25 million for 2000.

     In 2001, we acquired, for $17 million, Beacon Group Energy Investment Fund's right to participate in the 1.7 million tonne per year Atlas methanol facility to be constructed in Trinidad. During 2001, our 63.1% proportionate share of Atlas construction costs, excluding the $17 million payment to Beacon, was $46 million, of which we paid $38 million during the year.

     In 2000, we completed the acquisitions of Saturn Methanol Company and the methanol assets of ICI Chemicals and Polymers in the United Kingdom for a combined cash cost of $32 million. We believe these transactions increased our global market share and provided us with increased flexibility in supplying the U.S. and European markets.

CASH FLOWS FROM FINANCING ACTIVITIES

     During 2001, we repurchased 29.2 million of our common shares pursuant to a substantial issuer bid for $175 million at $6.00 per share, which was below book value. Also, during 2001 we commenced a normal course issuer bid to repurchase up to 11.5 million shares. As of December 31, 2001, we had repurchased 2.2 million shares for a total cost of $12 million under this bid.

     During 2001, we paid $3 million in reduction of long term liabilities related to the acquisition of Saturn and $3 million in reduction of long term liabilities related to the 1999 Fortier asset restructuring. During 2000, we paid $11 million in reduction of long term liabilities related to the

1995 acquisition of North American marketing rights and the 1999 Fortier asset restructuring. In addition, we repaid $7 million of long term debt assumed on the acquisition of Saturn.

SUMMARY OF CONTRACTUAL OBLIGATIONS, OTHER COMMERCIAL COMMITMENTS AND CAPITAL MAINTENANCE EXPENDITURES

     The following table presents a summary of our long term debt and other major contractual obligations as well as other major commercial commitments over the next five years as at December 31, 2001:

                                                  2002     2003     2004     2005     2006
                                                 ------   ------   ------   ------   ------
                                                          (IN MILLIONS OF DOLLARS)
  Debt repayments..............................  $  150   $   --   $   --   $  250   $   --
  Take-or-pay contracts(1).....................     159      142      166      161      147
  Operating lease commitments(2)...............     102       89       77       76       74
  Estimated capital expenditures for the Atlas
     methanol facility(3)......................     115       85       --       --       --
                                                 ------   ------   ------   ------   ------
                                                 $  526   $  316   $  243   $  487   $  221
                                                 ======   ======   ======   ======   ======

---------------

(1) Methanex has commitments under take-or-pay contracts to purchase annual quantities of natural gas supplies including those related to the Atlas facility and to pay for transportation capacity related to these supplies. Take-or-pay means that we are obliged to pay for the natural gas regardless of whether we take delivery of the natural gas contracted. Such commitments are typical in the methanol industry.

(2) These relate primarily to vessel charter, terminal facilities, office space and equipment.

(3) Capital expenditure commitments relate to our share of the construction costs for the Atlas methanol facility. The total cost of the Atlas methanol facility, including financing costs, is expected to be approximately $400 million. Our share of capital expenditures for this project, for the period from January 1, 2002 to December 31, 2003, is estimated to be $200 million and these expenditures are expected to be funded from a planned project financing, cash generated from operations and cash on hand. Our total equity contribution to the Atlas joint venture, assuming project financing is arranged as planned, is expected to be approximately $100 million, of which $66 million had been funded at March 31, 2002.

     Planned capital maintenance expenditures directed towards major maintenance, turnarounds and catalyst changes, which are not included in the above table, are estimated to total less than $80 million through the end of 2004. We are currently considering two potential strategic projects in Chile and Australia. If we proceed with these projects, the capital expenditures involved will be incurred within the next five years.

LIQUIDITY

     We maintain conservative financial policies that reflect the volatile and cyclical nature of methanol pricing. We focus on maintaining our financial strength and flexibility through prudent financial management.

     As at March 31, 2002 our cash balance was $287 million. We also have an undrawn $291 million credit facility that expires in January 2004. We believe the cash and undrawn credit facility, combined with our low cost production capacity, provide us with substantial financial capacity and flexibility.

     We believe we have the financial capacity to complete our capital maintenance spending program and fund our equity contribution for the construction of Atlas.

FINANCIAL RISK MANAGEMENT

     The dominant currency in which we conduct business is the U.S. dollar, which is our reporting currency. A significant portion of our costs, however, are incurred in other currencies, principally the New Zealand dollar and the Canadian dollar and, to a lesser extent, the Chilean peso. We are exposed to increases in the value of these currencies that could have the effect of increasing the U.S. dollar equivalent of cost of sales and operating expenses. We also have some revenues in Euros and British pounds. We are exposed to risks of declines in the value of these currencies compared to the U.S. dollar which could have the effect of decreasing the U.S. dollar equivalent of revenue.

     We have implemented a foreign exchange hedging program designed to limit our exposure to foreign exchange volatility and to contribute towards achieving strategic cost structure targets. We manage our exposure to foreign currencies through forward exchange contracts and currency options. These instruments are used solely for hedging purposes, not for speculation. Hedging activity is reviewed regularly by the Audit, Finance and Risk Committee of our Board.

     The fair value of our forward exchange contracts and foreign currency options was negative $64 million at March 31, 2002. Until settled, the fair value of these financial instruments will fluctuate based on changes in foreign exchange rates. These contracts and options are not subject to rating triggers or margin calls and rank equally with all our unsecured and unsubordinated indebtedness.

                          CRITICAL ACCOUNTING POLICIES

     We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See Note 1 to our annual consolidated financial statements included elsewhere in this prospectus for a more comprehensive discussion of our significant accounting policies.

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT

     Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At March 31, 2002, the carrying amount of our property, plant and equipment was $1,038 million. Recoverability of property, plant and equipment is measured by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated useful life. In cases where the undiscounted expected future cash flows are less than the carrying amounts, a write-down is recognized equal to the difference.

     We idled our Fortier plant in 1999 and our Medicine Hat Plant 3 in 2001 for indeterminate periods as their operating costs were much higher than our facilities in New Zealand and Chile where we are endeavoring to maximize our production. Both Medicine Hat Plant 3 and Fortier are being maintained in a position to restart if conditions warrant this course of action. These two plants had a combined net book value of $187 million at March 31, 2002.

     A prolonged economic downturn impacting methanol demand, or an increase in supply, could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. In addition, sustained high North American natural gas prices could cause North American methanol facilities to become uncompetitive. Such events would impact our estimates of future net cash flows to be generated by our production facilities. Consequently, it is possible that our future operating results could be materially and adversely affected by impairment charges related to the recoverability of our property, plant and equipment.

SITE RESTORATION

     As at March 31, 2002, we had accrued $56 million for obligations for future removal and site restoration costs for those sites where a reasonably definitive estimate of the costs can be made. Inherent uncertainties exist because the restoration activities will take place, for the most part, many years in the future and there may be changes in governmental and environmental regulations, and changes in removal technology and costs. It is difficult to estimate the true costs of these activities which are based on today's regulations and technology. Because of uncertainties related to estimating future removal and site restoration activities, future costs related to the currently identified sites could differ from the amounts estimated.

FUTURE INCOME TAXES

     Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future tax assets, when appropriate, to reflect the realization of expected future tax benefits. In determining the appropriate valuation allowance, certain judgments are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the utilization of existing loss carryforwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carryforwards and other income tax deductions will be utilized to offset future taxable income otherwise calculated. These judgments are routinely reviewed by management. At March 31, 2002, we had future income tax liabilities with a carrying value of $162 million. We have established a valuation allowance primarily for New Zealand and Canadian future income tax assets, the realization of which we do not currently consider to be more likely than not.

                             THE METHANOL INDUSTRY

                                    GENERAL

     Methanol is a liquid commodity chemical produced primarily from natural gas and is typically used as a chemical feedstock in the manufacture of other products. Roughly three quarters of all methanol is used in the production of formaldehyde, acetic acid and a variety of other chemicals which form the basis of a large number of chemical derivatives. These derivatives are used in the manufacture of a wide range of products including building materials, foams, resins and plastics. The remainder of methanol demand comes from the fuel sector, principally as a component in the production of MTBE, which is blended with gasoline as a source of octane and as an oxygenate to reduce the amount of tailpipe emissions from motor vehicles. Methanol is also being used on a small scale as a direct fuel for motor vehicles and is actively being considered as a preferred fuel for fuel cells.

                                     DEMAND

     We believe that global methanol consumption has grown from approximately 21 million tonnes in 1993 to approximately 30 million tonnes in 2001, representing a compound annual growth rate of approximately 4.8%, despite a decline in overall methanol demand in 2001 versus 2000 due to lower global economic activity in the second half of 2001. The following charts illustrate the breakdown of 2001 global demand by derivative type and geographic market.

                             2001 DEMAND BREAKDOWN
                                 BY DERIVATIVE

                                  [PIE CHART:
                                FORMALDEHYDE 32%
                                ACETIC ACID 10%
                                   OTHER 32%
                                   MTBE 26%]

                             2001 DEMAND BREAKDOWN
                                  BY GEOGRAPHY

                                  [PIE CHART:
                               NORTH AMERICA 33%
                                   EUROPE 27%
                                ASIA PACIFIC 28%
                                   OTHER 12%]

        Source: Chemical Market Associates Inc.

CHEMICAL DERIVATIVE DEMAND

     Chemical derivatives produced from methanol include formaldehyde, acetic acid and a variety of others.

     FORMALDEHYDE: Methanol makes up approximately 45% of formaldehyde by weight. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as adhesives for oriented strand board, plywood, particleboard, medium-density fibreboard and other reconstituted or engineered wood products. Formaldehyde is also used as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

     ACETIC ACID: Methanol makes up approximately 55% of acetic acid by weight. Acetic acid is a chemical intermediate employed principally in the production of vinyl acetate monomer, or VAM, acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles. We believe the acetic acid industry has also benefited from increasing demand for water-based solvents produced with VAM for use in paints and adhesives due to environmental concerns associated with emissions of volatile organic compounds from other types of solvents.

     OTHERS: As a basic chemical building block, methanol is also used in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical derivatives, which in turn are ultimately used to make such products as adhesives, coatings, plastics, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end-uses of methanol include silicone products, as a substitute for chlorofluorocarbons in aerosol products, as a de-icer and windshield washer fluid for automobiles and as an antifreeze for pipeline dehydration.

     Reflecting the diversity of its end-use products, growth in methanol demand is generally linked to growth in the economy. Since formaldehyde, acetic acid and other chemical derivatives are used in the construction industry, the cyclicality of the construction industry, which is determined by the level of housing starts, refurbishments and consumer spending, is an important factor in determining the level of chemical derivative demand for methanol. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We attribute this to the fact that there are few cost-effective substitutes for methanol in the production of methanol-based chemical derivatives and because methanol costs typically account for only a small portion of the cost of many of the end-use products.

MTBE AND FUEL DEMAND

     Methanol makes up approximately 36% of MTBE by weight. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. MTBE was developed as a source of octane when unleaded gasolines were introduced. Over the past several years environmental concerns and legislation have also increased demand for MTBE as an oxygenate in gasoline in order to reduce automobile tailpipe emissions. Worldwide methanol demand for MTBE was approximately 7.9 million tonnes in 2001. Over half (or approximately 4.6 million tonnes) of methanol demand for MTBE was in the United States and 1.3 million tonnes of this demand was for MTBE consumed in California. In the United States, MTBE's value as an oxygenate became the most significant factor in its use. As discussed in more detail below, California and other states in the United States, as well as the U.S. federal government, have initiated actions that may limit, or even eliminate, the use of MTBE as a gasoline component in the United States.

     Elsewhere, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe the largest potential for MTBE growth is outside the United States. Our belief is based on the actions being taken around the world to phase out lead, benzene and other aromatics from gasoline. In December 2001, the European Union confirmed the suitability and continued use of MTBE as a fuel additive. Implementation of clean air standards is continuing in Western Europe, where the compound annual growth rate of demand for MTBE was approximately 12.5% from 1999 to 2001, as new specifications that limit lead, benzene and aromatics content in gasoline in the European Union were implemented. Demand for MTBE in Asia is also increasing as many countries work towards removing lead and aromatics from gasoline to improve air quality.

     Originally, one of the most important factors in the increased demand for MTBE as an oxygenate in the United States arose from the implementation of the 1990 amendments to the United States Clean Air Act, or the Clean Air Act. The Clean Air Act requires the use of cleaner-burning oxygenated gasolines under two programs: the winter-time oxygenated fuel (oxy-fuel) program which was introduced in 1992 and the year-round reformulated gasoline (RFG) program which was introduced in 1995. Both programs were designed to achieve a minimum oxygen content in gasoline. Although ethanol (which is primarily produced from corn in the United States) is also one of the oxygenates approved for use under the Clean Air Act, MTBE quickly became the oxygenate of choice of the refining industry due to its cost, compatibility with the gasoline blending and distribution systems and its availability.

     Gasoline containing MTBE, which is more easily detectable in water than other gasoline components, has leaked into groundwater principally from underground gasoline storage tanks and has been discharged directly into drinking water reservoirs. California and other states in the United States have reacted by initiating actions that may limit the use of MTBE as a gasoline component. In March 1999, the Governor of California announced a decision to ban MTBE as a gasoline additive in California by January 1, 2003. Also in 1999, a panel commissioned by the U.S. Environmental Protection Agency, or EPA, issued a report recommending, among other things, that the use of MTBE in gasoline be substantially reduced. The EPA report, however, also acknowledged the complexity and difficulty of maintaining current air quality benefits without MTBE. In January 2001, the Oxygenated Fuels Association, which represents the major U.S. producers and marketers of MTBE, filed a suit against the State of California claiming that the State's proposed ban of MTBE violates and is pre-empted by the requirements of the Clean Air Act. In June 2001, the EPA denied a request by California for a waiver of the requirement for the minimum oxygen content in gasoline, which effectively forces California to continue to permit the use of MTBE or to replace it with ethanol. As a result, in March 2002, the Governor of California announced a one-year delay of the ban of MTBE to January 1, 2004. In April 2002, the U.S. Senate passed a comprehensive energy bill that included a provision to ban MTBE in the United States within four years of its enactment. The U.S. House of Representatives has also passed an energy bill, but it does not contain a provision to ban MTBE. The Senate and the House must proceed to conference to determine whether energy legislation can be agreed and passed by the whole U.S. Congress. It is uncertain to what extent these and other developments will affect the demand for MTBE in the United States. We believe it is likely, however, that the demand for methanol for MTBE in the United States will be reduced, or possibly eliminated, as a result of these actions.

     The Governor's Order banning MTBE in California makes no mention of health issues. Under its Proposition 65, California is required to list all substances known to the state to cause cancer or to be reproductive or developmental toxics. California studied MTBE and did not include it in this list. The U.S. National Institute of Environmental Health Sciences under its National Toxicology Program and the International Agency for Research on Cancer which was established by the World Health Organization have also studied MTBE and had similar findings.

     In July 1999, we gave notice to the U.S. State Department that we were claiming damages under the provisions of the North American Free Trade Agreement, or NAFTA, relating to California's decision to ban MTBE. Our claims under the NAFTA allege that California's treatment of us is unfair and inequitable, that it is discriminatory in favor of the ethanol industry, and that it is tantamount to expropriation. A NAFTA arbitration panel has been established to hear the claim and heard argument in July 2001 on jurisdictional issues. The panel has not yet published its ruling on that issue. At present, we are uncertain as to what the final disposition of our NAFTA claim will be.

OTHER DEMAND

     Over the long term, additional demand for methanol may come from the use of methanol as a direct fuel for motor vehicles. Methanol also has potential to power fuel cells, an alternative means of generating electrical energy in an environmentally friendly manner that does not use traditional combustion. Currently, a small percentage of global methanol demand is for use in the production of TAME, another fuel additive.

                                     SUPPLY

     While a significant amount of new methanol capacity came on-stream from 1998 to 2001, a large number of high-cost North American and European producers shut down plants that remain shut down. In addition, the industry has consistently operated significantly below stated capacity, even in periods of high methanol prices and margins, due primarily to shutdowns for planned and unplanned repairs and maintenance.

     Newer methanol plants are generally constructed in remote coastal locations with access to low cost natural gas, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of two and one-half to four years to plan and construct a new methanol plant. The only new capacity to start production in 2001 was the 850,000 tonne per year AMPCO facility in Equatorial Guinea. A 400,000 tonne facility in Argentina owned by YPF/Repsol started commercial production in April 2002 and we have entered into a contract to market all export volume from this plant for approximately two years. We expect the next increment of capacity to be our 1.7 million tonne Atlas facility in Trinidad which is expected to start commercial production in late 2003. Announcements have been made that a 1.0 million tonne facility is under construction in Iran.

     Additional methanol supply can potentially become available by re-starting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by debottlenecking existing plants to increase their production capacity. Typical of most cyclical commodity chemicals, extended periods of relatively high methanol prices encourage construction of new plants and major expansion projects, leading to the possibility of an oversupply in the market.

                                METHANOL PRICES

     Methanol is an internationally traded commodity. Methanol prices have historically been volatile and have been sensitive to overall production capacity relative to demand, the price of natural gas feedstock and general economic conditions. In addition, the price of natural gas in North America impacts the cash production cost of North American methanol producers. Historically, this cost affects the minimum expected methanol selling price in North America.

     The following chart shows methanol contract prices in the world's major methanol markets:

                      [Methanol Gas Contract Prices Graph]

     Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags. In times when prices in different markets diverge, product from offshore suppliers moves into the higher priced market, bringing the prices in different markets back into alignment.

     The majority of product sold in the United States is priced with reference to published contract prices to which discounts may be applied. Spot market transactions are widely reported in weekly industry newsletters. The Rotterdam contract price is the main price benchmark for Europe. This price, to which discounts may be applied, is negotiated quarterly between the major customers and suppliers in the region. As with the U.S. market, spot transactions also occur. The third major market, Asia Pacific, has contract prices which are either based on a formula primarily related to the U.S. and European contract prices or based on regional market conditions. In Asia Pacific, discounts may be applied and spot transactions also occur.

                          METHANOL PRODUCTION PROCESS

     The methanol manufacturing process typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst, where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. Crude methanol is then distilled to remove water, higher alcohols and other impurities and produce chemical grade methanol.

                                  OUR BUSINESS

                                    OVERVIEW

     We are the world's largest producer and marketer of methanol. We have methanol production facilities located in Chile, New Zealand and North America and source additional methanol produced by others throughout the world. In a joint venture with BP, we are currently building the world's largest methanol plant in Trinidad which we expect will commence commercial operation by late 2003. We sell methanol through an extensive global marketing and distribution system, which has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. For the year ended December 31, 2001, we generated revenues of $1.15 billion and EBITDA of $238 million. We had assets of $1.69 billion as at December 31, 2001.

                           OUR COMPETITIVE STRENGTHS

     We believe that our business has the following competitive strengths:

     GLOBAL PRESENCE AND SCALE: We believe that we are the only global producer and supplier of methanol. Our production facilities, together with our marketing contracts to sell methanol produced by others, allow us to provide our customers with methanol from sources strategically located throughout the world. We believe that this has enabled us to secure contracts with high quality global customers. We believe this global presence and depth of coverage also allows us to develop current views of the worldwide methanol industry, enabling us to respond quickly to changing market trends in supply and demand. Between 1997 and 2001, our average sales represented 25% of world demand and in 2001 we had at least a 23% market share in each of the major world markets of North America, Europe and Asia Pacific, as well as Latin America.

     LOW COST PRODUCER: We believe that a low cost structure is critical to maintaining a strong competitive position. The most significant component of our cost structure is natural gas and, accordingly, access to low cost natural gas is a critical success factor for our business. In the mid-1990s we began to reduce our operating exposure to the volatile North American natural gas market by shutting down higher cost plants in North America and constructing new facilities with long term, low cost natural gas supply contracts. We started production at new plants in Chile in 1996 and 1999, aggregating approximately
2.1 million tonnes of capacity under low cost 20 year natural gas contracts, permanently shut down higher cost plants in Canada in 1997 and 1999 and shut down higher cost plants for an indeterminate period in Louisiana in 1999 and in Canada in 2001. Initiatives such as these have reduced our North American production from 49% of total production in 1994 to 8% in 2001. Distribution costs from our plants to major markets are also a significant part of our cost structure. Over the last few years we have taken a number of steps to reduce these costs, in part by seeking to take advantage of our large production hubs. For example, in early 2000, we started using the 100,000 dead weight tonne Millennium Explorer, the world's largest chemical tanker, to transport methanol from Chile to Europe and the United States, which significantly reduced our logistics costs on these routes. In mid-2000, we completed construction of a terminal in Korea that has allowed us to more efficiently and cost-effectively service our customer base in northeast Asia. We believe our access to low cost natural gas and our initiatives in reducing our distribution costs have allowed us to be a low cost supplier in the markets we serve.

     OPERATIONAL EXPERTISE: We maintain detailed operations procedures aimed at ensuring an efficient and safe work place. We also plan our scheduled maintenance to coincide with required catalyst replacements. Since 1998, we have reduced our recordable injury frequency rate (recordable injuries per 200,000 exposure hours) from 2.20 to 0.84 in 2001. The combination of these factors has led to an average plant reliability factor of 96% for the past five years. Reliability factor is calculated as operating days as a percentage of the number of days in the period, excluding planned downtime and downtime due to business restrictions. Our high reliability rate is an essential factor in keeping costs low and generating revenue and we believe it enhances our position as a secure, global provider of methanol.

                                  OUR STRATEGY

     Our primary objective is to maintain and enhance our strong competitive position. The key elements of our strategy to achieve this objective may be summarized as follows:

     STRIVING AT ALL TIMES TO FURTHER REDUCE OUR COST STRUCTURE: We continue to take steps to strengthen our position as a low cost global producer. In August 2001, our Board of Directors approved the investment in, and development of, the
1.7 million tonne per year Atlas methanol plant in Trinidad, a joint venture between Methanex and BP. This project is underpinned by a long term natural gas contract and will serve as a low cost hub to supply the North American and Western European markets. We are also considering two other potential strategic projects. The first is the expansion of our Chilean facility to add approximately 840,000 tonnes of additional annual capacity and the consequential extension of all our low cost Chilean natural gas supply contracts. The second is the construction of a 2.0 million tonne per year methanol plant in Western Australia, as a supply hub for the Asia Pacific region. We expect to make a decision on whether to proceed with these projects within the next year.

     We are also focused on reducing our ocean shipping and other distribution costs. We seek to use larger vessels where possible and to maximize the utilization of our shipping fleet. We also seek to take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean shipping contracts. We are planning to increase the number of in-market terminal storage facilities, particularly in Asia, to further improve the efficiency and cost-effectiveness of servicing our customers. We also look for opportunities to enter into product exchanges to reduce duty and other distribution costs.

     MAINTAINING OUR WORLD LEADERSHIP IN METHANOL MARKETING, LOGISTICS AND
SALES: We sell methanol through an extensive global marketing and distribution system. We believe this has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America. We continue to pursue opportunities which allow us to maintain this market leadership. We have played a role in the consolidation of the methanol industry. In 2000, we entered into long term arrangements with BP and Sterling Chemicals to supply BP's methanol needs and exercised our option to idle Sterling's 450,000 tonne per year methanol plant. We also acquired ICI's methanol assets located primarily in the United Kingdom, including a customer base and logistics infrastructure but excluding the 500,000 tonne per year methanol plant which ICI closed thereafter. Over the past five years, we have shut down, either permanently or for an indeterminate period, 1.5 million tonnes of our own higher-cost capacity. Other producers have also shut down plants totalling 1.5 million tonnes of production, allowing us to gain new customers. We have also launched e-commerce platforms focused on key customer connectivity in North America and Asia Pacific and plan to provide on-line inventory management services, further integrating our distribution network with our customers.

     FOCUSING ON OPERATING EXCELLENCE IN MANUFACTURING AND OTHER KEY AREAS OF OUR BUSINESS: We believe that methanol consumers view reliability of supply as critical to the success of their businesses. In order to differentiate ourselves from our competitors, we strive to be a premier operator in all aspects of our business. Our goal is to build new and efficient plants on time and deliver product to our customers reliably and cost effectively. Through our Responsible Care program we have achieved an excellent overall environmental and safety record at all of our facilities. This reduces the likelihood of unscheduled shutdowns and lost time accidents. Our focus on operational excellence includes both excellence in our manufacturing process and in the leadership of our human resources. By maintaining and improving our plant operating reliability as a result of our focus on operational excellence, we believe we have become a preferred supplier of methanol globally.

     INVESTING IN NEW TECHNOLOGIES AND DEVELOPING NEW MARKETS FOR METHANOL: We believe that it is important to exhibit manufacturing and technological leadership and to play a role in developing new markets for methanol. We are continuing our efforts to develop opportunities in natural gas-based technology innovation and fuel cells where methanol is a potential fuel. With Synetix, which conducts the catalyst activities of ICI, we constructed a materials demonstration unit to validate proprietary technology for large-scale synthesis gas production. Commercial success of this technology should provide us with a competitive advantage in terms of scale and economics in methanol production. We also made an equity investment in Cellex Power Products, a developer and innovator of fuel cell product solutions for use in industrial power applications. This investment should give us an opportunity to demonstrate how methanol can be delivered and used in these fuel cell applications in a safe and cost effective manner. Through the California Fuel Cell Partnership we have sponsored the opening of a methanol fuel service station in California and have been involved in the development of a methanol fuelling mechanism.

     MAINTAINING FINANCIAL DISCIPLINE: We operate in a cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol industry cycle and we have deliberately adopted a prudent approach to our liquidity. We have similarly established a disciplined approach to capital spending and have set minimum target return criteria for methanol capacity additions and other investments. We are focused on financial discipline and value creation.

                               METHANOL MARKETING

     We sell methanol to every major market through a worldwide marketing and distribution system with marketing offices in the United States (Dallas), Belgium (Brussels), England (Billingham), Canada (Vancouver), New Zealand (Auckland), South Korea (Seoul) and Chile (Santiago). Some of our major customers include Ashland Chemical, Borden Chemicals and Plastics, BP, Dow Corning, Dragon Crown, Huntsman, Lyondell, Mitsui, Mitsubishi and Samsung.

     We have a three-pronged methanol marketing strategy:

     - to develop and maintain a strong customer base in the major methanol markets of North America, Europe and Asia Pacific, as well as in Latin America, which are strategically located in relation to our production facilities;

     - to form direct customer relationships rather than sell to methanol traders; and

     - to secure and maintain long term sales contracts with our customers.

     We believe our geographically dispersed, multiple production sites enhance our ability to secure major chemical and petrochemical producers as customers, for whom reliability of supply and quality of service are important. Our network of marketing offices, together with our storage and terminal facilities and worldwide shipping arrangements, also allow us to provide larger customers with multinational sourcing of product and other customized, service-enhancing arrangements.

     We augment our marketing operations by identifying surplus product from other producers and buying in the U.S. and European methanol spot markets. This enables us to service a portion of the contract and spot requirements of our customers when the economics are favorable. We continually evaluate our ability to cost-effectively serve markets from our facilities and we maintain internal flexibility to quickly decide whether to produce or buy methanol. Methanol that is purchased outside of contract arrangements also provides us the opportunity to build our sales base prior to bringing on our own new capacity.

     Currently, approximately 90% of our sales are covered by contracts which are typically one year or longer and which contain pricing formulas that are generally determined on the basis of posted contract or other market prices at the time of shipment. Sales contracts generally specify a minimum and maximum volume and may include a "meet or release" clause that enables the customer to temporarily suspend the contract if another supplier of methanol offers a more favorable price. None of our customers accounted for more than 10% of total revenue in 2001.

     We engage in additional merchant methanol marketing through the purchase of methanol produced by others. We have a long term contract to market the entire output of the 850,000 tonne per year Titan facility in Trinidad and a contract to market, until April 2004, up to approximately 300,000 tonnes annually produced from the Repsol/YPF plant in Argentina. We source additional methanol through the U.S. and European methanol spot markets. Our annual sales volume of methanol sourced from third parties for resale in 2001 was 1,999,647 tonnes compared to 955,949 tonnes in 2000.

                                   FACILITIES

     The following table sets forth a description of our existing production facilities, together with associated capacity and operating data:

                                                             OPERATING        2001         2000
                                                            CAPACITY(1)    PRODUCTION   PRODUCTION
                                              YEAR BUILT   (TONNES/YEAR)    (TONNES)     (TONNES)
                                              ----------   -------------   ----------   ----------
Punta Arenas, Chile
  Chile I...................................     1988          925,000       878,437      872,601
  Chile II..................................     1996        1,010,000       840,910    1,022,120
  Chile III.................................     1999        1,065,000     1,064,303    1,016,950
Waitara Valley, New Zealand.................     1983          530,000       404,901      525,031
Motunui, New Zealand
  Distillation II...........................     1990          500,000       362,381      489,929
  Distillation III..........................     1994          700,000       685,212      702,144
  Distillation IV...........................     1995          700,000       679,835      693,561
Kitimat, Canada(2)..........................     1982          500,000       249,530      242,714
Medicine Hat, Canada Plant 3(3).............     1981          470,000       195,788      442,055
Fortier, United States(4)...................     1994          570,000            --           --
                                                             ---------     ---------    ---------
Total.......................................                 6,970,000     5,361,297    6,007,105

---------------

(1) Actual operating rates can vary.

(2) Kitimat was temporarily shut down from July 1, 2000 until June 30, 2001.

(3) Medicine Hat Plant 3 was shut down in June 2001 for an indeterminate period.

(4) Fortier was shut down in March 1999 for an indeterminate period.

     We attempt to optimize the operation of our production facilities around the world by balancing our production with customer demand throughout our global supply chain and by taking advantage of this operating flexibility to switch production to the lowest cost plants to lower our overall delivered cost of methanol. We idled our Fortier plant in 1999 and our Medicine Hat Plant 3 in 2001 for indeterminate periods as their operating costs were much higher than our facilities in New Zealand and Chile where we are attempting to maximize our production. Both Medicine Hat Plant 3 and Fortier are being maintained in a position to restart if conditions warrant this course of action. Those two facilities had a combined net book value of $187 million at March 31, 2002.

     Scheduled plant shutdowns are necessary to change catalysts or perform maintenance activities which cannot otherwise be completed with the plant on-line (a process commonly known as a turnaround). Turnarounds typically take between three and four weeks and occur approximately every three or more years. Catalysts generally need to be changed every four years, although there is flexibility to extend catalyst life if market conditions warrant, at the expense of some production efficiency or capacity. Careful planning and scheduling is required to ensure that other maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan which is updated annually for all of our production facilities.

     In 2001, we entered into two transactions aimed at increasing our production capacity and presence in Trinidad, which we believe is important because of its low cost natural gas supplies, and proximity to the North American and European markets. First, we acquired, for $17 million, Beacon Group Energy Investment Fund's right to participate in the Atlas methanol facility. The agreement also provides us with an option, which expires on December 31, 2003, to acquire Beacon's 75% interest in the 850,000 tonne per year Titan methanol plant located adjacent to the Atlas project. Second, we approved construction of the Atlas facility. Construction of the Atlas facility is currently underway and we expect it will commence commercial production by late 2003. In a joint venture with BP, we own 63.1% and BP owns 36.9% of the Atlas project. The total capital cost of Atlas, including financing costs, is expected to be $400 million. Our share of this cost is estimated to be approximately $250 million, which we expect to fund from a planned project financing, cash generated from operations and cash on hand. Our total equity contribution to the Atlas joint venture, assuming project financing is arranged as planned, is expected to be approximately $100 million, of which $66 million had been funded at March 31, 2002.

     We are also considering two other potential strategic projects. The first is the expansion of our Chilean facility to add approximately 840,000 tonnes of additional annual capacity. The second is the construction of a 2.0 million tonne per year methanol facility in Western Australia. We expect to make a decision on whether to proceed with these projects within the next year.

                           DISTRIBUTION AND LOGISTICS

     We supply our customers from our facilities located around the world. Our plants in Chile supply customers primarily in Europe and the United States and the New Zealand plants primarily supply customers in Asia Pacific. The Kitimat plant supplies primarily the U.S. West Coast and Western Canada. The Medicine Hat facility, when operating, supplies customers in Canada and the U.S. Midwest, and the Fortier plant, when operating, supplies customers in the southeastern United States and along the Mississippi River. We are currently supplying customers historically supplied from the Fortier and Medicine Hat facilities from other sources.

     Methanol from our plants in Chile, New Zealand and Kitimat is pumped by pipeline to adjacent deep-water ports for shipping. We manage a fleet of time-chartered vessels to ship methanol. In order to retain optimal flexibility in the management of the fleet, we have entered into short term and long term time-charters covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to key storage facilities located in major ports. We also use smaller vessels capable of entering into restricted ports to deliver methanol directly to customers. We also lease or own storage and terminal facilities in the United States, Canada, Europe and Asia. In North America and Europe, we use barge, rail and, to a lesser extent, truck transport in our delivery system.

                               NATURAL GAS SUPPLY

     Natural gas is the principal feedstock for methanol. Part of our long term strategy has been to secure continuity of natural gas supply at favorable prices.

CHILE

     Natural gas for the Chile I plant is supplied by Empresa Nacional del Petroleo de Chile, or ENAP, under a contract which expires in 2009. ENAP is a Chilean state-owned energy company which has monopoly rights over all oil and natural gas in Chile. Natural gas for the Chile II plant is supplied 70% by sellers in Argentina, including YPF/Repsol, and 30% by ENAP under contracts that expire in 2016 and 2017, respectively. Natural gas for the Chile III plant is supplied 86% by sellers in Argentina and 14% by ENAP under contracts which expire in 2019.

     The contractual purchase price of natural gas for all three plants is based on a minimum U.S. dollar price adjusted by a formula related to prevailing methanol prices. Under the terms of the contracts, the sellers are obligated to supply, and we are obligated to take or pay for, a specified annual quantity of natural gas. Take-or-pay means that we are obliged to pay for the natural gas regardless of whether we take delivery of the natural gas contracted for. We also have an option to purchase up to an additional specified amount each year. Under the Chile II and III natural gas contracts, any contract quantities of natural gas paid for but not taken in any calendar quarter may be taken in any subsequent quarter within a year without further payment once the contract quantity for that quarter has been taken. For Chile I, natural gas paid for but not taken must be taken by March 2012.

     We are evaluating expanding the capacity of our Chilean facility by approximately 840,000 tonnes per year. Natural gas supply for the expansion would be contracted along with an extension of all our natural gas contracts that serve the Chilean plants.

NEW ZEALAND

     Natural gas for the Waitara Valley and Motunui facilities is sourced primarily from the Maui and Kapuni fields, which currently account for approximately 75% and 10%, respectively, of New Zealand's total annual production of natural gas. Approximately 85% of the natural gas contracted for our New Zealand facilities comes from the Maui field. The Maui field is an off-shore field located off the west coast of New Zealand. When operating at capacity our New Zealand facilities consume approximately 90 petajoules of natural gas per year, constituting approximately 40% of all natural gas consumed in New Zealand in a year.

     We have the right to purchase natural gas from the Maui field under take-or-pay contracts with the New Zealand Government which terminate in 2003 and 2005. Any contract quantities of natural gas paid for but not taken in any year generally may be taken in any subsequent year until 2006 without further payment once the contract quantity for that year has been taken. We also have a contract with Contact Energy to purchase natural gas from the Maui field. Under this contract, any quantities of natural gas paid for but not taken in any year generally may be taken in any subsequent year until 2007 without further payment once the contract quantity for that year has been taken. The price for natural gas under these contracts is based upon a fixed New Zealand dollar price which was established in 1973, adjusted annually upward or downward by a factor which is based on, but in all cases is less than, a specified New Zealand inflation rate index for the previous year.

     Our contractual supplier of natural gas from the Kapuni field purchases the natural gas from the owners of Kapuni. We are obligated to purchase, and the supplier is obligated to supply, a specified annual quantity of natural gas through 2003. We also have a contract with this supplier for the purchase of additional Kapuni natural gas until July 2004. The price for natural gas under these contracts is essentially equivalent to the purchase price under the Maui natural gas contracts, plus certain additional inflation adjusted fixed amounts.

     In addition to Maui and Kapuni natural gas, we purchase natural gas sourced from the McKee and Mangahewa fields. The price for natural gas under these contracts is consistent with maintaining the New Zealand operations cost base.

     Our contractual entitlements to take natural gas from the Maui field under the contracts with the New Zealand Government and Contact Energy, or the Maui Contracts, are subject to reduction if the Maui natural gas field reserves are redetermined under the head contract between the owners of the Maui field and the New Zealand Government to a level below a specified quantity (essentially representing the aggregate of quantities currently contracted with all parties). In November 2001, the owners of the Maui field, through their agent Maui Development, announced a preliminary estimate of economically recoverable natural gas reserves that stated the Maui reserves may be materially below the aggregate of contracted supply quantities. In December 2001, Maui Development initiated, in accordance with the Maui Contracts, a formal redetermination of the Maui reserves. In 2002, as part of the redetermination process, Maui Development provided its estimate of the Maui reserves and provided us with a data package, the purpose of which is to enable us to carry out an independent reserves assessment. The redetermination process then provides the parties to the various contracts (including us) with an opportunity to agree to a new contract reserves estimate. In the absence of agreement on reserves, the matter will be referred to an independent expert for resolution. A final conclusion on reserves is expected prior to the end of 2002. In conjunction with this process, we understand that the operator of the Maui field is planning to assess the opportunity for recovery of additional quantities of natural gas from within the Maui field.

     Some of our subsidiaries in New Zealand that are parties to the Maui Contracts have initiated proceedings seeking damages from the New Zealand government and the Maui mining companies on the basis that those subsidiaries have not been provided with timely and adequate disclosure of information and data in respect to the Maui reserves further to the current redetermination process. These proceedings have been adjourned pending the filing by the New Zealand government of its own claim against the Maui mining companies. The New Zealand Crown has agreed to issue proceedings against the Maui mining companies to seek a declaration as to the extent of data and information required to be provided by the Maui mining companies further to the current redetermination process. The preliminary hearing of these proceedings will occur later in June. If that hearing determines that adequate data and information has not been provided then we would expect those proceedings to move to a full trial in early August to which our subsidiaries would be parties.

     Our current contracted natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately two and one-half years. If the redetermination process determines that the Maui reserves are less than the aggregate of current contracted quantities with all parties, then our contractual entitlements under the Maui Contracts are likely to be reduced. If the redetermination process determines a level of Maui reserves at or close to the Maui Development estimate, we would immediately lose any further natural gas entitlements under two of our Maui Contracts and would have substantially reduced natural gas entitlements until 2005 under the other Maui Contracts. If that were to occur, we would be required to purchase new natural gas quantities from elsewhere to allow our plants to operate at capacity. We are reviewing a number of options for replacing any quantities that may be lost to us. For instance, the Pohokura natural gas condensate field, located adjacent to our New Zealand facilities and currently estimated to contain 1000 petajoules of natural gas, is scheduled to come onstream in 2005 and we continue to seek to secure natural gas from this field. We cannot assure you that we will be able to secure replacement natural gas from this field or other fields on commercially acceptable terms, if at all.

CANADA

     We source natural gas for our Kitimat plant from the natural gas fields of northeastern British Columbia, where substantial volumes of natural gas are available and are expected to continue to be available for the foreseeable future. Natural gas for the Kitimat plant is purchased directly from producers or other marketers under firm, short term index-priced contracts. British Columbia natural gas prices are set in a competitive market and are subject to fluctuation.

     Natural gas purchased for the Kitimat plant is transported through pipeline transmission systems operated by Westcoast Energy and its affiliate, Pacific Northern Gas, or PNG. The contract to transport approximately 75% of the natural gas to the Kitimat plant expires on October 31, 2002. In March 2002 we entered into an agreement with PNG to replace that contract and two smaller contracts that expire in 2003 and 2009 with a new take-or-pay contract. The new PNG contract, which will come into effect on November 1, 2002 and terminate in 2009, establishes fixed transportation rates for the entire term and will substantially reduce our natural gas transportation costs for the Kitimat plant. The new PNG contract remains subject to the approval of the British Columbia Utilities Commission. We have an obligation to supply hydrogen until 2011 to Pacific Ammonia for a portion of its ammonia facility that is located on the Kitimat plant site. Historically, this hydrogen has been supplied to Pacific Ammonia as a by-product of the methanol production process. Hydrogen is recycled within the production process at our other plants for use as fuel.

     In June 2001 we shut down the Medicine Hat Plant 3 for an indeterminate period. Natural gas for the Medicine Hat Plant 3 is sourced from Alberta fields which offer substantial volumes of available natural gas and may be purchased from various suppliers under contracts with various pricing mechanisms. Quantities may also be purchased on the daily spot market to balance production. Alberta natural gas prices are set in a competitive market and are subject to fluctuation.

UNITED STATES

     The Fortier plant, currently idle, is located near the Henry Hub, Louisiana, an area characterized by an abundant supply of natural gas and available natural gas pipeline transportation. Natural gas transportation is available from a number of pipeline operators at competitive rates. Natural gas is also readily available from a combination of marketers and producers under contracts with various pricing mechanisms. As Henry Hub is a national price reference point, the market is competitive and natural gas prices are subject to fluctuations.

                  FOREIGN OPERATIONS AND GOVERNMENT REGULATION

GENERAL

     Our operations in Canada, the United States, Chile, New Zealand, Europe and elsewhere are affected by political developments and by federal, provincial, state and other local laws and regulations.

     Trade in methanol is subject to import duties in a number of jurisdictions. We currently incur an import duty of 3.5% on Chilean methanol that we sell into the European Community and an 8% duty on New Zealand and Chilean methanol that we sell into the United States. We do not currently pay any duties in any other major market to which we export methanol.

CHILE

     Our subsidiary, Methanex Chile, through a branch registered in Chile, owns the Chile I, Chile II and Chile III plants. Chilean foreign investment regulations provide certain additional benefits and guarantees to companies which enter into a foreign investment contract, or a DL600 Contract, with the State of Chile. Methanex Chile has entered into three substantially identical DL 600 Contracts, one for each of the three existing plants.

     Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile in U.S. dollars or any other freely convertible currency, all or part of its profits and, subject to certain conditions, its equity. Methanex Chile also has the right under the DL 600 Contracts to pay income taxes at an overall fixed rate of 42% for twenty years. Alternatively, Methanex Chile can make an irrevocable election to pay income tax at the generally applicable rates. The Chile branch of Methanex Chile has not made this election.

     The DL 600 Contracts provide that they cannot be amended or terminated without the consent of Methanex Chile.

NEW ZEALAND

     We are not currently subject to any exchange control or other governmental restrictions relating to the movement of money into or out of New Zealand.

     The New Zealand Government imposes a levy on the producers of natural gas in New Zealand in respect of gas produced as a result of a discovery prior to January 1, 1986. This levy applies to almost all natural gas from the Maui field and all natural gas from the Kapuni field at the fixed rate of NZ$0.45 (approximately $0.22 based on the noon buying rate set by the Federal Reserve Bank of New York on June 11, 2002) per gigajoule. In line with current natural gas industry practice, our New Zealand natural gas supply contracts specify that we must reimburse the suppliers for the levy they pay. Accordingly, if the government were to change the amount of the levy, this would have a direct effect on our natural gas costs.

     The New Zealand Government also has the power to impose constraints on the manufacturing, export and distribution of petroleum products (including methanol). These powers give the government the ability to deal with a petroleum supply shortage or strategic need in a manner similar to how many governments dealt with the oil shortages of the 1970s and early 1980s.

     The New Zealand Government also enacted legislation in 1986 to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) are subject to this legislation. There is a possibility that the tribunal which deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand Government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.

                             ENVIRONMENTAL MATTERS

     Canada, the United States, Chile and New Zealand all have laws governing the environment and the sustainable management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws governing the import, export, use, discharge, storage, disposal and transportation of toxic substances. The substances we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

     As a result of periodic external and internal audits, we believe that we are currently in compliance in all material respects with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for our own acts which complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on us.

     As a member of the Canadian Chemical Producers' Association in Canada, the American Chemistry Council in the United States, ASIQUIM (Asociacion de Industriales Quimicos de Chile) in Chile and the Chemical Industry Council in New Zealand, we are committed to the ethics and principles of Responsible Care. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to minimize adverse effects on human health and well-being, the environment and the communities in which we operate.

                                  COMPETITION

     The methanol industry is highly competitive. Competition is based primarily on price and reliability of supply. The relative cost and availability of natural gas and the efficiency of production facilities are also important competitive factors. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide our customers, we believe we are well positioned to compete in each of the major international methanol markets. Some of our major competitors are Celanese, Methanol Holdings Trinidad, QAFAC, Sabic and Statoil.

                                   EMPLOYEES

     As of March 31, 2002, we had 808 employees. Other than 36 of the maintenance workers at our New Zealand facilities, none of our employees is unionized. We believe that relations with our employees are good.

     Of the 51 maintenance workers at our New Zealand facilities, 36 are unionized and have been since the mid-1980s. The current collective agreement with the union expires in August 2003. At the expiry of the previous collective agreement in September 2001, the union staged a three-day strike. Operations at the facility were not materially affected as a result of the strike.

                               LEGAL PROCEEDINGS

     From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business. We do not believe there are any material proceedings pending or threatened against us or any of our properties.

                             CORPORATE INFORMATION

     We were incorporated under the laws of Alberta on March 11, 1968 and continued under the Canada Business Corporations Act on March 5, 1992. Our head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3M1 (telephone: (604) 661-2600).

     The following chart includes our principal operating subsidiaries and partnerships as of March 31, 2002 and, for each subsidiary or partnership, its place of organization and our percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

[Corporate Organization Chart:
Methanex Corporation (Canada)
North America and Caribbean:
     Atlas Methanol Plant (Trinidad)(1) 63.1%
     Titan Methanol Plant (Trinidad) 10%
     Medicine Hat Methanol Plant (Canada) 100%
     Methanex Fortier Inc. (Delaware) 100%
          -- Fortier Methanol Plant (United States)
     Methanex Methanol Company (Texas Partnership) 100%
     Waterfront Shipping Company Limited (Barbados) 100%
Asia-Pacific:
     Methanex New Zealand Limited (New Zealand) 100%
          Methanex Waitara Valley Limited (New Zealand) 100%
               -- Waitara Valley Methanol Plant
          Methanex Motunui Limited (New Zealand) 100%
               -- Motunui Methanol Plants
Latin America:
     Methanex Chile Limited (Barbados) 100%
          -- Chile Methanol Plants (Chile)
Europe:
     Methanex Europe NV (Belgium) 100%
     Methanex (UK) Limited (England) 100%]
---------------

(1) The Atlas plant is currently under construction.

                                   MANAGEMENT

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth the names of our directors and executive officers and their respective positions.

NAME                                           POSITION
----                                           --------
Pierre Choquette.............................  President, Chief Executive Officer and Director
Robert B. Findlay(2)(3)......................  Director
Brian D. Gregson(1)(3).......................  Director
R.J. (Jack) Lawrence(1)(2)...................  Director
Jeffrey M. Lipton(2)(4)......................  Chairman of the Board and Director
David Morton(2)(4)...........................  Director
Christopher D. Pappas(3).....................  Director
A. Terence Poole(1)..........................  Director
Graham D. Sweeney(1)(3)......................  Director
Anne L. Wexler(2)(4).........................  Director
Bruce Aitken.................................  Senior Vice President, Asia Pacific
Ronald W. Britton............................  Senior Vice President, Emerging Energy Applications
Allan S. Cole................................  Senior Vice President, Finance and
                                               Chief Financial Officer
Gerry F. Duffy...............................  Senior Vice President, Global Marketing and Logistics
W. James Emmerton............................  Senior Vice President, Corporate Development and
                                               General Counsel
John K. Gordon...............................  Senior Vice President, Corporate Resources
Rodolfo L. Krause............................  Senior Vice President, Latin America and
                                               Global Manufacturing

---------------

(1) Member of the Audit, Finance and Risk Committee.

(2) Member of the Human Resources and Corporate Governance Committee.

(3) Member of the Responsible Care Committee.

(4) Member of the Public Policy Committee.

     PIERRE CHOQUETTE, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Choquette has been our President and Chief Executive Officer since 1994. From 1988 to 1994, he held senior positions with NOVA Corporation. Prior thereto, he had been with Polysar Ltd. since 1966 with international roles in Canada, the United States, Belgium and Switzerland until his appointment as President of Polysar Polymers in 1988, heading up a $1.5 billion global business. Mr. Choquette graduated from Laval University with a BA and a Master's Degree in Chemical Engineering. Mr. Choquette serves on the Board of Directors of Telus Corporation, Stelco Inc., BC Gas Inc. and Gennum Corporation, and is a member of the Canadian Counsel of Chief Executives.

     ROBERT B. FINDLAY, DIRECTOR. Mr. Findlay has been a director since 1994. He is a corporate director. From 1990 to 1997, he was President and Chief Executive Officer of MacMillan Bloedel Limited, a Canadian forest products company.

     BRIAN D. GREGSON, DIRECTOR. Mr. Gregson has been a director since 1994. He is a corporate director. From 1991 to 1995, he was Chairman of Barbican Properties Inc., a Canadian real estate development company. Prior thereto, he was Senior Executive Vice President of the Royal Bank of Canada.

     R.J. (JACK) LAWRENCE, DIRECTOR. Mr. Lawrence has been a director since 1995. He has been Chairman of Lawrence & Company Inc., a Canadian private advisory firm, since 1995. Prior thereto, he was Vice-Chairman of Nesbitt Burns Inc.

     JEFFREY M. LIPTON, DIRECTOR. Mr. Lipton has been a director since 1994 and he was appointed Chairman of the Board in 1998. He has been the President and Chief Executive Officer of NOVA Chemicals Corporation, a commodity chemical company with operating headquarters in the United States, since 1998. Prior thereto, he was President of NOVA.

     DAVID MORTON, DIRECTOR. Mr. Morton has been a director since 1995. He is a corporate director. From 1993 to 1995, he was Chairman of Alcan Aluminium Limited, a Canadian aluminium producer. Prior thereto, he was Chairman and Chief Executive Officer of Alcan.

     CHRISTOPHER D. PAPPAS, DIRECTOR. Mr. Pappas has been a director since March 2002. He has been the Senior Vice President and President, Styrenics of NOVA since July 2000. From March 2000 to July 2000, he was President and Chief Executive Officer of Paint and Coatings.com. From 1998 to March 2000, he was Commercial Vice President, Ethylene Elastomers and Vice-President Americas of DuPont Dow Elastomers Inc. Prior thereto, he was Vice-President Ethylene Elastomers, DuPont Dow Elastomers Inc.

     A. TERENCE POOLE, DIRECTOR. Mr. Poole has been a director since 1994. He has been the Executive Vice President, Corporate Strategy and Development of NOVA since 2000. Prior thereto, he held the positions of Executive Vice President, Finance and Strategy of NOVA and Senior Vice President and Chief Financial Officer of NOVA.

     GRAHAM D. SWEENEY, DIRECTOR. Mr. Sweeney has been a director since 1994. He is a corporate director. Prior to 1994, he was President and Chief Executive Officer of Dow Chemical Canada Inc.

     ANNE L. WEXLER, DIRECTOR. Ms. Wexler has been a director since 2001. She has been Chairman of the Executive Committee of Wexler & Walker Public Policy Associates (formerly The Wexler Group) since 2000. From 1981 to 2000, Ms. Wexler was Chairman and Chief Executive Officer of The Wexler Group.

     BRUCE AITKEN, SENIOR VICE PRESIDENT, ASIA PACIFIC. Mr. Aitken has been our Senior Vice President, Asia Pacific since 1997. Mr. Aitken spent two years in Chile as an Executive Director of Cape Horn Methanol and three years in Vancouver as our Vice President, Corporate Development. He returned to New Zealand in 1995 as Director of Marketing for Asia Pacific. Prior to that, he was with Fletcher Challenge Methanol. Mr. Aitken graduated from Auckland University with a BComm. He spent five years with Coopers & Lybrand before joining Fletcher Challenge Ltd. in 1979.

     RONALD W. BRITTON, SENIOR VICE PRESIDENT, EMERGING ENERGY
APPLICATIONS. Mr. Britton has been our Senior Vice President, Emerging Energy Applications since 1999. From 1998 to 1999, he was our Vice President, North America and Global Technology. From 1995 to 1998, he was our Vice President, North America. Prior thereto, he spent 15 years with Polysar Ltd. in Sarnia, Ontario and five years with Bayer AG, where he held a variety of management positions in their synthetic rubber business. Mr. Britton graduated from the University of British Columbia with a Ph.D. in Organic Chemistry.

     ALLAN S. COLE, SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL
OFFICER. Mr. Cole has been our Senior Vice President, Finance and Chief Financial Officer since 1997. Prior to joining us, Mr. Cole was the Senior Vice President and Chief Financial Officer of St. Mary's Cement Corporation. Previously, he spent more than 15 years at Union Carbide Canada Limited in a number of senior operating, marketing and corporate positions including that of Chief Financial Officer. Mr. Cole has a BA in economics and an MBA from McMaster University.

     GERRY F. DUFFY, SENIOR VICE PRESIDENT, GLOBAL MARKETING AND LOGISTICS. Mr. Duffy has been our Senior Vice President, Global Marketing and Logistics since 2000. From 1999 to 2000, he was our Vice President, Global Marketing. From 1998 to 1999, he was our Marketing Director, Asia Pacific in Auckland, New Zealand. From 1997 to 1998, he was our Manager, Supply Chain.

He is also responsible for leading our e-commerce initiatives. Prior to joining us, he was Division Vice President for Industrial Chemicals of Canadian Occidental Petroleum Ltd. Mr. Duffy has worked for over 25 years on the commercial side of the North American chemical industry, including a number of management positions at Union Carbide, Monsanto and Exxon Chemical. Mr. Duffy has a B.E. (Chemical Engineering) from University College, Dublin and an MBA from York University.

     W. JAMES EMMERTON, SENIOR VICE PRESIDENT, CORPORATE DEVELOPMENT AND GENERAL COUNSEL. Mr. Emmerton has been our Senior Vice President, Corporate Development and General Counsel since 2000. From 1997 to 2000, he was our Senior Vice President, General Counsel and Corporate Secretary. From 1995 to 1997, he was a partner of Just Solutions Mediation and Arbitration. From 1990 to 1995, he was Vice President and General Counsel of John Labatt Limited. Mr. Emmerton obtained his BA (Honours) at the University of Guelph and his LLB at the University of Western Ontario. He was called to the Bar in Ontario in 1975.

     JOHN K. GORDON, SENIOR VICE PRESIDENT, CORPORATE RESOURCES. Mr. Gordon has been our Senior Vice President, Corporate Resources since 1998. From 1996 to 1998, he was our Vice President, Human Resources and Corporate Affairs. Prior to joining us, the majority of his experience was gained in a variety of industries, with multinational companies such as Suncor Inc., Reed Ltd., Lac Minerals Ltd. and Bramalea Inc. Mr. Gordon graduated from the University of Nevada with a BSc degree in Business Administration and an MBA. He has over 25 years of human resource and business management experience.

     RODOLFO L. KRAUSE, SENIOR VICE PRESIDENT, LATIN AMERICA AND GLOBAL MANUFACTURING. Mr. Krause has been our Senior Vice President, Latin America and Global Manufacturing since 1998. From 1993 to 1998, he was our Vice President, Latin America. From 1987 to 1993, he was Vice President, Operations, Methanex Chile (formerly Cape Horn Methanol Ltd.). In 1974, Mr. Krause joined Dow Chemical Company. He was appointed General Manager of Dow's San Lorenzo Industrial Complex in Argentina in 1984 and became General Manager of their Guarajua Industrial Complex in Brazil in 1987. Mr. Krause graduated from the University of Concepcion as a Chemical Engineer.

                             PRINCIPAL SHAREHOLDERS

     The following table sets out information with respect to the ownership of our common shares, as of March 31, 2002, for each person who, to our knowledge, beneficially owns or exercises control or direction over 5% or more of our outstanding common shares.

NAME                                                 NUMBER OF SHARES   PERCENTAGE OF ISSUED SHARES
----                                                 ----------------   ---------------------------
NOVA Chemicals Corporation.........................     46,946,876                   37%

     As at March 31, 2002, our directors and executive officers owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

                    EXISTING NOTES AND CONSENT SOLICITATION

     In 1995, we issued under the Indenture $150 million of 7.40% Notes due August 15, 2002 and $250 million of 7.75% Notes due August 15, 2005. These existing notes pay interest semi-annually on February 15 and August 15 of each year and rank equally in right of payment with all other senior indebtedness, including the Notes offered by this prospectus. We intend to repay in full our 7.40% Notes upon maturity of such notes with a portion of the net proceeds from the sale of the Notes offered by this prospectus.

     We are soliciting consents from the holders of our existing 7.75% Notes due August 15, 2005 to amend the Indenture which, if given, would amend the existing limitation on restricted payments covenant applicable to the 7.75% Notes. Under the existing restricted payments covenant, we cannot make restricted payments (such as declaring or paying a dividend or making any distribution on our common shares or repurchasing or redeeming any of our common shares) unless, among other things, after giving effect to the restricted payment, our Consolidated Net Worth (as defined in the Indenture) is greater than $850 million. The proposed amendment to the limitation on restricted payments covenant applicable to the 7.75% Notes would allow us to declare and pay, to the extent not otherwise permitted by the existing limitation, up to $30 million of cash dividends and distributions in respect of our capital stock in any 12 month period. If the consent solicitation is successful, the covenants applicable to the 7.75% Notes will be substantially the same as those that will be applicable to the Notes offered by this prospectus, except that the 7.75% Notes will contain a limitation on restricted payments and will not be subject to a change of control covenant. The closing of the sale of the Notes and the completion of the consent solicitation are not conditional upon each other.

                               BANK INDEBTEDNESS

     We have an unsecured credit facility. The credit facility, which is currently undrawn, provides for up to $291 million in revolving loans and letters of credit, ranks equally in right of payment with all of our other unsubordinated and unsecured indebtedness, including the Notes offered by this prospectus, and expires in January 2004. Prior to expiration, funds available under the credit facility may be borrowed, repaid and reborrowed without premium or penalty. Borrowings under the facility bear interest at a floating rate, which can be either a base rate or, at our option, a LIBOR rate, plus an applicable margin in either case. Under the credit facility, we are required to pay a commitment fee on the difference between the amounts actually borrowed and the committed amounts. The credit facility requires us to comply with a debt to capitalization ratio and a current ratio. We are currently in compliance with both ratios. The credit facility contains customary affirmative and negative covenants, representations, warranties and events of default, including but not limited to payment defaults, breaches of representations and warranties, covenant defaults, cross defaults and certain events of bankruptcy and insolvency.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an indenture, dated as of July 20, 1995, as the same will be supplemented in connection with this offering, between us and The Bank of New York (formerly United States Trust Company of New York), as Trustee (the "Indenture"). The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein. The Indenture is by its terms subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. Where reference is made to particular provisions of the Indenture or to defined terms not otherwise defined herein, such provisions or defined terms are incorporated herein by reference.

     In this description, "we", "us", "our" and similar terms, as well as references to "Methanex", refer only to Methanex Corporation and its successors and not to any of its subsidiaries.

                                    GENERAL

     The Notes will be our general unsecured obligations and will mature
on          , 2012. The Notes will be initially issued in a total principal amount of $200 million. We may issue additional notes of the same series under the Indenture from time to time after this offering, without the consent of the holders of the Notes. The Notes and any additional notes of this series subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

     The Notes will bear interest at the rate per annum of     % from
          , 2002, or from the most recent date to which interest has been paid or provided for, payable semi-annually to holders of record at the close of
business on the           or           immediately preceding the interest
payment date on          and          of each year, commencing          , 2002.
The Notes will provide for us to pay interest on overdue principal and, to the extent lawful, on overdue installments of interest at the above rate per annum, plus 1%. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve - 30 day months. The yearly rate of interest that is equivalent to the rate payable under the Notes is the rate payable multiplied by the actual number of days in the year and divided by 360 and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada).

     Principal of, and premium, if any, and interest on, the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency maintained by us for that purpose in the Borough of Manhattan, the City of New York, provided, however, that at our option, payment of interest may be made by check mailed to the address of the person entitled thereto at such address as shall appear in the register of Notes, and at the option of the registered holder of the Notes, by wire transfer to an account designated by the registered holder. The Trustee will initially act as registrar.

     The Notes will not be redeemable by us prior to maturity, other than in the event of certain changes affecting Canadian withholding taxes, as described under "-- Redemption for Changes in Canadian Withholding Taxes".

     There will be no mandatory sinking fund payments for the Notes.

     The Notes will rank equally in right of payment with all other of our unsubordinated and unsecured indebtedness. The Notes, however, will be structurally subordinated to the liabilities of our subsidiaries. See "Risk factors -- Risks Related to the Notes and Our Structure".

               ADDITIONAL AMOUNTS FOR CANADIAN WITHHOLDING TAXES

     All payments made by us under or with respect to the Notes must be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of the Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder of the Notes would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of the Notes (an "Excluded Holder") (1) with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (2) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Notes or the receipt of payments thereunder. We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

     We will furnish to holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse such holder of Notes for the amount of (1) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, (2) any liability(including penalties, interest and expenses) arising therefrom or with respect thereto, and (3) any Taxes imposed with respect to any reimbursement under (1) or (2), but excluding any such Taxes on such holder's net income.

     At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if we are obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, the amount so payable and will set forth other information necessary to enable the Trustee to pay such Additional Amounts to holders of the Notes on the payment date. Whenever in the Indenture or in this Description of Notes there is mentioned, in any context, the payment of principal, and premium (if any), redemption price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in the context, Additional Amounts are, were or would be payable in respect thereof.

              REDEMPTION FOR CHANGES IN CANADIAN WITHHOLDING TAXES

     The Notes may be redeemed, at our option, at any time in whole but not in part, on not less than 30 nor more than 60 days' notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of this prospectus.

                               CERTAIN COVENANTS

     Set forth below are certain covenants contained in the Indenture:

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer (a "Change of Control Offer") to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder's Notes. A "Change of Control Triggering Event" will occur only if a Change of Control and a Rating Decline both occur. In the Change of Control Offer, we will offer to purchase Notes for a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase; provided, however, that interest payable on or prior to the date of purchase will be payable to the Holders of the Notes repurchased registered as such on the regular record date for such interest.

     Within 30 days following a Change of Control Triggering Event, we are required to mail a notice to each Holder of Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date shall be between 30 and 60 days of the mailing of the notice, pursuant to the procedures required by the Indenture and described in such notice. We will comply with the requirements of Section 14(e) of and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

     On the Change of Control Payment Date, we will be required to, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the purchase price in respect of all Notes or portions thereof so tendered, and (3) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by us.

     The paying agent will be required to promptly mail to each Holder who properly tendered Notes, the purchase price for such Notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of US$1,000 or an integral multiple thereof.

     The provisions described above that require us to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with, the requirements set forth in the Indenture applicable to a Change of Control Offer made by us, and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of us and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Subsidiaries taken as a whole to another Person or group may be uncertain.

LIMITATION ON LIENS

     We shall not, and shall not permit any Restricted Subsidiary to, Incur or to permit to exist any Lien of any nature whatsoever (other than Permitted Liens) on any of our or its property or assets now owned or hereafter acquired by us or it (including any Capital Stock or evidence of Indebtedness and including any of our Capital Stock or Indebtedness held by us or any Subsidiary) securing any Indebtedness, without contemporaneously therewith effectively securing the Notes equally and ratably with (or prior to) such Indebtedness for so long as such Indebtedness is so secured, unless, after giving effect to such Lien, the aggregate amount of all Indebtedness secured by such Liens (other than Permitted Liens) on our property or assets or that of our Restricted Subsidiaries, plus all of our Attributable Indebtedness and that of our Restricted Subsidiaries with respect to Sale/Leaseback Transactions permitted as described below under "-- Limitation on Sale/Leaseback Transactions", does not exceed 10% of Consolidated Net Worth.

LIMITATION ON SALE/LEASEBACK TRANSACTIONS

     We shall not, and shall not permit any Restricted Subsidiary to, enter into a Sale/Leaseback Transaction, unless, after giving effect thereto, the aggregate amount of all Attributable Indebtedness with respect to all such Sale/Leaseback Transactions, plus all Indebtedness secured by Liens to which the covenant described above under "-- Limitations on Liens" is applicable, does not exceed 10% of Consolidated Net Worth. However, the provisions described in this "Limitation on Sale/Leaseback Transactions" shall not apply to, and there shall be excluded from Attributable Indebtedness in any computation described in this covenant and in the covenant described above under "-- Limitation on Liens", Attributable Indebtedness with respect to a Sale/Leaseback Transaction if: (1) the lease in such Sale/Leaseback Transaction is for a period, including renewal rights, of three years or less; (2) we or a Restricted Subsidiary, within one year (or, in the event the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction exceeds $75 million, within two years) after such Sale/Leaseback Transaction, apply an amount not less than the greater of the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction or the fair market value of such property (as determined in good faith by the Board of Directors) to either the retirement of our or a Restricted Subsidiary's Funded Indebtedness or the purchase by us or a Restricted Subsidiary of other property having a fair market value (as determined in good faith by the Board of Directors) at least equal to the fair market value of the property so leased in such Sale/Leaseback Transaction; or
(3) such Sale/Leaseback Transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries.

ADDITIONAL GUARANTEES

     We shall not permit any Restricted Subsidiary to Incur any Indebtedness unless, at the time of such Incurrence such Restricted Subsidiary has Guaranteed all our obligations with respect to the Notes pursuant to the terms of the Indenture, such Guarantee to be in the form provided for in the Indenture. The foregoing shall not apply to: (1) any Indebtedness Incurred by a Restricted Subsidiary to finance its working capital requirements; provided, however, that the aggregate amount of such Indebtedness Incurred by all Restricted Subsidiaries and outstanding at any time shall not exceed $25 million; (2) any Indebtedness secured by (a) Permitted Liens or (b) Liens to which the exception in the covenant described above under "-- Limitation on Liens" is applicable; provided, however, that the aggregate amount of all such Indebtedness and all our Indebtedness secured by such Liens (other than Permitted Liens), plus all of our and our Restricted Subsidiaries' Attributable Indebtedness with respect to Sale/Leaseback Transactions permitted as described above under "-- Limitation on Sale/Leaseback Transactions", does not exceed 10% of Consolidated Net Worth; (3) any Attributable Indebtedness (a) with respect to a Sale/Leaseback Transaction which is permitted under the covenant described above under "-- Limitation on Sale/ Leaseback Transactions" or (b) to which the provisions described above under "-- Limitation on Sale/Leaseback Transactions" are not applicable; and (4) any Indebtedness owed to and held by us or another Restricted Subsidiary; provided, however, that any subsequent transfer of any such Indebtedness or any subsequent transfer of any Capital Stock of such Restricted Subsidiary, or any other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed to constitute the Incurrence of such Indebtedness at such time. Except if we have exercised either of the defeasance options described under "-- Defeasance" below, no Guarantor shall be released from its Guarantee provided pursuant to this covenant or clause (1) in the second paragraph of "-- Successor Company and Guarantors" below unless (1) such Guarantor ceases to be a Restricted Subsidiary or (2) such Guarantor has been discharged from all its obligations with respect to all Indebtedness Incurred by such Guarantor (other than such Guarantee and Indebtedness described in clause
(4) in the immediately preceding sentence) and such Guarantor has not had any Indebtedness (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) outstanding for a period of 91 days.

LIMITATIONS WITH RESPECT TO UNRESTRICTED SUBSIDIARIES

     (a) We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Unrestricted Subsidiary (an "Unrestricted Subsidiary Transaction") on terms (1) that are less favorable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a person other than an Unrestricted Subsidiary or (2) that, in the event such Unrestricted Subsidiary Transaction involves an aggregate amount in excess of $25 million, are not in writing and have not been approved by a majority of the members of the Board of Directors. The foregoing shall not prohibit any Investment by us or any Restricted Subsidiary in any Unrestricted Subsidiary.

     (b) We shall not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Indebtedness; provided, however, that in the event any such Indebtedness ceases for any reason to constitute Non-Recourse Indebtedness, such Subsidiary shall be deemed to have Incurred such Indebtedness at such time.

     (c) We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, transfer to any Unrestricted Subsidiary any property or assets owned by us or any Restricted Subsidiary on the date of the Indenture (1) on terms that are less favorable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transfer in arm's-length dealings with a person other than an Unrestricted Subsidiary or
(2) unless the aggregate price for such property or assets under such transfer, plus the aggregate prices for any other such property or assets under any other such transfers completed during the twelve-month period immediately preceding such transfer, does not exceed $25 million.

                        SUCCESSOR COMPANY AND GUARANTORS

     We may not amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all our assets to, any person, unless: (1) the resulting, surviving or transferee person (if not us) is organized and existing under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of our obligations under the Indenture and the Notes; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers' Certificate and an Opinion of Counsel (who may rely on such Officers' Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company under the Indenture and the Notes.

     We will not permit any Restricted Subsidiary that is a Guarantor to amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any person unless: (1) the resulting, surviving or transferee person (if not such Guarantor) is organized and existing under the laws of the jurisdiction under which such Guarantor or its parent corporation was organized or under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, or any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee unless such resulting, surviving or transferee person has been released from such Guarantee in accordance with the terms of the Indenture; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers' Certificate and an Opinion of Counsel (who may rely on such Officers' Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture.

                                    DEFAULTS

     An Event of Default with respect to the Notes is defined in the Indenture as (1) a default by us in the payment of interest on the Notes (including any Additional Amount) when due and payable, continued for 30 days, (2) a default by us in the payment of principal with respect to the Notes when due and payable at Stated Maturity, upon redemption, upon declaration or otherwise, (3) the failure by us or a Guarantor to comply with the obligations described under "-- Certain Covenants -- Change of Control" or "-- Successor Company and Guarantors" above,
(4) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with any of the obligations described under "-- Certain Covenants" above,
(5) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with the agreements contained in the Indenture or the Notes (other than a failure described in (1), (2), (3) or (4) above or a failure to comply with any of our or its obligations under the covenants or agreements that are specifically for the benefit of one or more series of debt securities issued pursuant to the Indenture other than the Notes), (6) Indebtedness of us or any Restricted Subsidiary is not paid within any applicable grace period and is accelerated by the holders thereof, or is accelerated by the holders thereof because of a default, and the total amount of such Indebtedness unpaid, or due and payable, and accelerated exceeds $10 million (the "cross acceleration provision"), (7) certain specified events of bankruptcy, insolvency or reorganization of us or a Significant Subsidiary (the "bankruptcy default provision"), or (8) any Guarantee of the Notes by any Guarantor at any time ceases to be in full force and effect for any reason (other than as a result of a release of such Guarantee in accordance with the terms of the Indenture) (the "guarantee default provision"). A default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify us of the default and we do not cure such default within the time specified after receipt of such notice.

     If an Event of Default (other than a bankruptcy default with respect to us) occurs and is continuing with respect to the Notes, the Trustee by notice to us, or the holders of at least 25% in principal amount of the Notes then outstanding by notice to us and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If a bankruptcy default with respect to us occurs and is not cured within the time period permitted, the principal of and interest on all the debt securities issued pursuant to the Indenture, including the Notes, will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of debt securities issued pursuant to the Indenture. Under certain circumstances, the holders of a majority in principal amount of the Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes then outstanding unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of Notes may pursue any remedy with respect to the Indenture or the Notes unless (1) such holder has previously given the Trustee notice that an Event of Default is continuing, (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity, and (5) the holders of a majority in principal amount of the Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes will be given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Notes or of exercising any trust or power conferred on the Trustee with respect to the Notes. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of the Notes or that would involve the Trustee in personal liability.

     Under the Indenture, if a Default occurs with respect to the Notes and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on the Notes, the Trustee may withhold notice if and so long as a committee of its trust officers determines in good faith that withholding notice is in the interest of the holders of Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after we learn of the existence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

                         BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be represented by one or more fully registered global notes without coupons (the "Global Notes") and will be deposited upon issuance with the Trustee as custodian for The

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Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee. Except as set forth below, the Global Notes may be transferred in whole and not in part only to DTC or another nominee of DTC.

     So long as DTC or its nominee is the registered owner thereof, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     The following is based on information furnished by DTC:

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changed in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participant"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of the Notes under DTC's system must be made by or through Direct Participants, which will receive a credit for such Notes on DTC's records. The ownership interest of each actual purchaser of each Note represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Notes representing the Notes will not receive the Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described herein.

     To facilitate subsequent transfers, all Global Notes representing the Notes which are deposited with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants or Indirect Participants, and by Direct Participants and Indirect Participants to

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

Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the Global Notes representing the book-entry Notes. Under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to us as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Principal, premium, if any, and interest payments on the Global Notes representing the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds, on the applicable payment date in accordance with the respective holdings of the Direct Participants shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursements of payments in respect thereof.

     DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Trustee. We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. Under such circumstances, and in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered.

     The information in this section concerning DTC and DTC's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

                          ENFORCEABILITY OF JUDGMENTS

     Since a substantial portion of our assets and those of our Subsidiaries are outside the United States, any judgment obtained in the United States against us or any of our Subsidiaries, including judgments with respect to the payment of principal, interest, Additional Amounts or redemption price with respect to the Notes, may not be collectible within the United States.

     We have been informed by our Canadian counsel, McCarthy Tetrault LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia (a "British Columbia Court") on any final and conclusive judgment in personam (i.e., against the person) of a Federal or state court sitting in the State of New York ("New York Court") against us that is subsisting and unsatisfied respecting the enforcement of the Notes or the Indenture, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain if (1) the New York Court that rendered such judgment had jurisdiction over the judgment debtor, as recognized by a British Columbia Court (and submission by us in the

Notes or the Indenture to the jurisdiction of the New York Court will be deemed sufficient for this purpose); (2) such judgment was not obtained by fraud or in a manner contrary to natural justice, and the enforcement thereof would not be either inconsistent with public policy, as the term is defined by a British Columbia Court, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (3) the enforcement of such judgment in British Columbia does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (4) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; and (5) the action to enforce such judgment is commenced within six years of the date of such judgment; provided that a British Columbia Court may stay an action to enforce a foreign judgment if an appeal of the judgment is pending or the time for appeal has not expired; and provided further that under the Currency Act (Canada), a British Columbia Court may only give judgment in Canadian dollars.

                      CONSENT TO JURISDICTION AND SERVICE

     The Indenture provides that we will irrevocably designate and appoint CT Corporation System (and any successor entity), as our agent for service of process in any suit or proceeding arising out of or relating to the Indenture or the Notes for actions brought in any federal or state court located in the Borough of Manhattan in the City of New York and will submit to such jurisdiction.

                             AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with respect to the Notes with the consent of the holders of not less than a majority in principal amount of the Notes and any past default or compliance with any provisions may be waived with such a consent of the holders of a majority in principal amount of the outstanding Notes. However, without the consent of each holder of outstanding Notes, no amendment may, among other things, (1) reduce the amount of the Notes whose holders must consent to an amendment, (2) reduce the rate of or extend the time for payment of interest on any Notes, (3) reduce the principal of or extend the Stated Maturity of any Notes, (4) reduce the premium payable upon the redemption of any Notes or change the time at which any Notes may or shall be redeemed, (5) make any Notes payable in currency other than that stated in the Notes, (6) make any change to the provisions of the Indenture described under "-- Additional Amounts for Canadian Withholding Taxes" above that adversely affects the rights of any holder of the Notes, (7) impair the rights of any holder of the Notes to receive payment of principal of and interest on such holder's Notes (including any Additional Amount) on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (8) make any change in the Guarantee of the Notes by any Guarantor that would adversely affect any holder of the Notes or (9) make any change in the amendment provisions which require each holder's consent or in the provisions which limit suits by holders.

     Without the consent of any holder of the Notes, we and the Trustee may amend the Indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations or those of a Guarantor under the Indenture to add Guarantees with respect to the Notes, to secure all or any of the Notes, to add to our covenants or to add Events of Default for the benefit of the holders of the Notes or to surrender any right or power conferred upon us, to make any change that does not adversely affect the rights of any holder of the Notes in any material respect, to establish the form or terms of the Notes, to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate the defeasance or discharge of the Notes that does not adversely affect the rights of any holders of the Notes in any material respect, to change or eliminate any provision of the Indenture that becomes effective only when there is not outstanding any debt security of any series issued under the Indenture which is entitled to the benefit of such provision or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

     The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

                                   DEFEASANCE

     We at any time may terminate all our and each Guarantor's obligations under the Notes and our obligations and those of each such Guarantor under the Indenture with respect to the Notes ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. We at any time may terminate our and each Guarantor's obligations with respect to the Notes under the covenants described above under "Certain Covenants", the operation of the cross acceleration provision, the bankruptcy default provision with respect to Significant Subsidiaries, the guarantee default provision and the limitations contained in clause (2) in the first paragraph and the limitations contained in the second paragraph of "Successor Company and Guarantors" above ("covenant defeasance").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default with respect thereto and each Guarantor will be released from its Guarantee with respect to the Notes. If we exercise our covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (with respect to Guarantors only), (4), (5), (6), (7) (with respect to Significant Subsidiaries only), or (8) of the first paragraph under "Defaults" above or because of our failure to comply with clause (2) in the first paragraph of "Successor Company and Guarantors" above and each Guarantor will be released from its Guarantee with respect to the Notes.

     In order to exercise either defeasance option with respect to the Notes, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the full payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the
Trustee: (1) an Opinion of Counsel in the United States to the effect that holders of the Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the United States Internal Revenue Service or other change in applicable United States Federal income tax law); (2) an Opinion of Counsel in Canada to the effect that (A) holders of the Notes will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such legal defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable,
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

had not occurred, and (B) payments out of the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having the power to tax, except in the case of a payment made to a holder of the Notes (a) with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of the making of such payment or (b) which is subject to such taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder; (3) a certificate from a nationally recognized firm of independent accountants opining that the payments of principal and interest when due and without investment on the U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium (if any) and interest when due on all the Notes to maturity or redemption, as the case may be; and (4) an opinion of counsel stating that the defeasance trust does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended. In addition, we can only exercise either type of defeasance if (1) during the 91 days that follow the establishment of the defeasance trust, no Default under the bankruptcy default provision occurs to us and is continuing at the end of the period, (2) no Default has occurred and is continuing on the date the defeasance trust is established after giving effect to the establishment of the defeasance trust, and (3) depositing funds into the defeasance trust does not constitute a default under any other of our binding agreements.

                                  THE TRUSTEE

     The Bank of New York is the Trustee under the Indenture and has been appointed by us as registrar and paying agent with respect to the Notes.

                                 GOVERNING LAW

     The Indenture is, and the Notes will be, governed by the laws of the State of New York.

                              CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture, as they would be applicable to the Notes. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. Except as otherwise indicated, all accounting terms not otherwise defined in the Indenture will have the meanings assigned to them in accordance with GAAP (as defined below) and all accounting determinations and computations based on GAAP contained in the Indenture shall be determined and computed in conformity with GAAP.

     "ATTRIBUTABLE INDEBTEDNESS" in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (1) the fair market value of the property subject to such Sale/Leaseback Transaction (as determined in good faith by our Board of Directors) or (2) the present value (discounted at a rate per annum equal to the coupon on the Notes, compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).

     "AVERAGE LIFE" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such payment by (2) the sum of all such payments.

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

     "BOARD OF DIRECTORS" means our Board of Directors or any committee thereof duly authorized to act on behalf of such Board of Directors, except that for purposes of the definitions of "Change of Control" and "Continuing Directors," the term "Board of Directors" shall mean our Board of Directors and not any committee thereof.

     "BUSINESS DAY" means each day which is not a Legal Holiday.

     "CAPITAL LEASE OBLIGATIONS" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; except that the Stated Maturity thereof shall be deemed to be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "CAPITAL STOCK" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

     "CHANGE OF CONTROL" means the occurrence of any of the following:

     (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

     (2)  the adoption of a plan relating to our liquidation or dissolution;

     (3) the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any "person" (as defined in clause (1) of this definition), becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares;

     (4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

     (5) we amalgamate or consolidate with, or merge with or into, any person, or any person amalgamates or consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of us or such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee person constituting a majority of the Voting Stock of such surviving or transferee person, measured by voting power rather than number of shares, immediately after giving effect to such issuance.

     "CODE" means the United States Internal Revenue Code of 1986, as amended.

     "CONSOLIDATED NET WORTH" at any date of determination means the following amount, as shown on our and our Subsidiaries' most recent consolidated balance sheet, determined on a consolidated basis in accordance with GAAP, as of the end of our most recent fiscal quarter ending at least 45 days prior to the date of determination: (1) the consolidated shareholders' equity of our common stockholders plus (2) the respective amounts reported with respect to any class or series of our Preferred Stock (other than Exchangeable Stock and Redeemable Stock) but only to the extent of any cash received by us upon issuance of such Preferred Stock, less all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by us or any of our Subsidiaries.

     "CONTINUING DIRECTORS" means as of any date of determination, any member of our Board of Directors who:

     (1)  was a member of such Board of Directors on May 31, 2002; or

     (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

     "DEFAULT" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature.

     "EXCHANGEABLE STOCK" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock which is neither Exchangeable Stock nor Redeemable Stock).

     "FUNDED INDEBTEDNESS" of a person means all Indebtedness of such person which matures more than one year after the time of determination thereof or which is extendible or renewable at the option of such person to a time more than one year after the time of determination thereof (whether or not renewed or extended).

     "GAAP" means generally accepted accounting principles in Canada as in effect as of the date of the Indenture.

     "GRADATION" means a gradation within a Rating Category or a change to another Rating Category, which shall include "+" and "- ," in the case of S&P's current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation); "1," "2" and "3," in the case of Moody's current Rating Categories (e.g., a decline from B1 to B2 would constitute a decrease of one gradation); or the equivalent in respect of successor Rating Categories of S&P or Moody's or Rating Categories used by Rating Agencies other than S&P or Moody's.

     "GUARANTEE" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a correlative meaning.

     "GUARANTOR" means any person that becomes a guarantor of the Notes pursuant to the terms of the Indenture, and its respective successors.

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

     "INCUR" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or is designated as a Restricted Subsidiary or an Unrestricted Subsidiary shall be deemed to be Incurred by such Subsidiary at such time. The term "Incurrence" when used as a noun shall have a correlative meaning.

     "INDEBTEDNESS" of any person means, without duplication, (1) the principal of, premium (if any) in respect of and interest on (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments related to or for money borrowed for the payment of which such person is responsible or liable; (2) all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/ Leaseback Transactions entered into by such person; (3) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding in each case trade accounts payable or accrued liabilities arising in the ordinary course of business); (4) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (5) all obligations of such person with respect to the redemption, repayment or other repurchase of, in the case of a Subsidiary, any Preferred Stock and, in the case of any other person, any Redeemable Stock (but excluding any accumulated dividends); (6) all obligations of the type referred to in clauses (1) through
(5) of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; and (7) all obligations of the type referred to in clauses (1) through (6) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "INVESTMENT" in any person means any direct or indirect advance, loan (other than advances to customers, employees or suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such person) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such person.

     "LEGAL HOLIDAY" means each day that is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York or the City of Vancouver, Canada.

     "LIEN" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

     "MOODY'S" means Moody's Investors Service, Inc. and its successors.

     "NON-CONVERTIBLE CAPITAL STOCK" means, with respect to any person, any non-convertible Capital Stock of such person and any Capital Stock of such person convertible solely into non-convertible common stock of such person; provided, however, that Non-Convertible Capital Stock shall not include Redeemable Stock or Exchangeable Stock.

     "NON-RECOURSE INDEBTEDNESS" means Indebtedness (1) as to which neither we nor any of our Restricted Subsidiaries (A) provide credit support (including any undertaking, agreement or instrument which would constitute Indebtedness) or (B) is directly or indirectly liable and (2) no default with respect to which (including any rights which the holders thereof may have to take enforcement action) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ours or that of any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause a payment thereof to be accelerated or payable prior to its Stated Maturity.

     "PERMITTED LIENS" means, with respect to any person, (1) pledges or deposits by such person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits of cash or government bonds to secure surety or appeal bonds to which such person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (2) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, and maritime liens on cargo for freight not yet due, in each case for sums not yet due or being contested in good faith by appropriate proceedings, other Liens arising out of judgments or awards against such person with respect to which such person shall then be proceeding with an appeal or other proceedings for review, and any right of setoff, refund or charge-back available to any bank or other financial institution, (3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, pipelines, railways, cables and conduits, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such person; (6) Liens securing Indebtedness or other obligations in the ordinary course of business of a Restricted Subsidiary or us owing to and held by us or another Restricted Subsidiary; (7) Liens existing on the date of the Indenture; (8) Liens on property or shares of stock of a person at the time that such person becomes a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Restricted Subsidiary; (9) Liens on property or assets at the time we or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into us or a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition; (10) Liens on any property or assets securing any Indebtedness created or assumed as all or any part of the purchase price or cost of construction or improvement of real or tangible personal property or assets, whether or not secured, which Indebtedness was created prior to, at the time of or within 120 days after the later of the acquisition, completion of construction or commencement of full operation of such property or assets; (11) Liens on cash or marketable securities of us or any Restricted Subsidiary granted in the ordinary course of business in connection with (A) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;
(B) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or (C) any agreements or arrangements entered into for the purpose of hedging product prices; and (12) Liens to secure any refinancing, extension, renewal or replacement ("refinancing") as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8), (9) and (10) ; provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (a) the outstanding principal amount of the Indebtedness being refinanced and (b) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing.

     "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "PREFERRED STOCK", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "PRINCIPAL" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or, to the extent permitted by law, is to become due at the relevant time.

     "RATING AGENCIES" means (a) S&P and Moody's or (b) if S&P and Moody's or both of them are not making ratings of the Notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by us, which will be substituted for S&P or Moody's or both, as the case may be.

     "RATING CATEGORIES" means (1) with respect to S&P, any of the following categories (any of which may include a "+" or -"): AAA, AA, A, BBB, BB, B, CCC, C and D (or equivalent successor categories); (2) with respect to Moody's, any of the following categories (any of which may include a "1," "2" or "3"): Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and
(3) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

     "RATING DECLINE" means the occurrence of a decrease in the rating of the Notes by any Rating Agency by one or more Gradations at any time within 90 days (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for a possible downgrade by any Rating Agency) after the date of public notice of a Change of Control, or the intention of us or any person to effect a Change of Control.

     "REDEEMABLE STOCK" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such first anniversary.

     "RESTRICTED SUBSIDIARY" means each of our Subsidiaries other than our Unrestricted Subsidiaries.

     "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

     "SALE/LEASEBACK TRANSACTION" means an arrangement with any person other than us or a Restricted Subsidiary providing for the leasing by us or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by us or such

Restricted Subsidiary to such person in contemplation of such leasing; provided, however, that any subsequent transfer of any such arrangement between us and a Restricted Subsidiary or between Restricted Subsidiaries, whereby we or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/ Leaseback Transaction at such time.

     "SIGNIFICANT SUBSIDIARY" means any Restricted Subsidiary that would be a "Significant Subsidiary" of us within the meaning of Rule 1-02 under Regulation S-X promulgated by the United States Securities and Exchange Commission.

     "STATED MATURITY" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "SUBSIDIARY" means, in respect of any person, any corporation, limited liability company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by
(1) such person, (2) such person and one or more Subsidiaries of such person or
(3) one or more Subsidiaries of such person.

     "UNRESTRICTED SUBSIDIARY" means (1) any Subsidiary of ours that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) each Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any newly acquired or newly formed Subsidiary of ours (other than a Restricted Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, ours or any other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that, immediately after giving effect to such designation no Default shall have occurred and be continuing. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions. As of the date of this prospectus, we do not have any Unrestricted Subsidiaries.

     "U.S. GOVERNMENT OBLIGATIONS" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "VOTING STOCK" of any person as of any date means the Capital Stock of such person that is at the time entitled to vote in the election of the board of directors of such person.

                                 CREDIT RATINGS

     The Notes have been assigned a rating of BBB- by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., a rating of Ba1 by Moody's Investors Service, Inc. and a rating of BBB by Fitch, Inc. S&P rates debt instruments by rating categories from a high of AAA to a low of D, with a "+" or "-" indicating relative strength within the rating category. Moody's rates debt instruments by rating category from a high of Aaa to a low of D, with a "1", "2" or "3" indicating relative strength within the rating category. Fitch rates debt instruments by rating category from a high of AAA to a low of D, with a "+" or "-" indicating relative strength within the rating category. Prospective purchasers of Notes should consult with the rating agencies with respect to the interpretation of the foregoing ratings and the implication of those ratings. The credit ratings accorded to the Notes are not recommendations to buy, sell or hold the Notes and may be subject to revision or withdrawal by S&P, Moody's and Fitch at any time.

                          PRO FORMA INTEREST COVERAGE

     The interest coverage set forth below has been prepared and included in this prospectus in accordance with the disclosure requirements of applicable Canadian securities laws and has been calculated on a pro forma basis after giving effect to the issuance of the Notes and the repayment of our 7.40% Notes from the proceeds of this offering.

     The annual interest requirements on our long term debt (using applicable interest and exchange rates) for the twelve months ended December 31, 2001, and for the twelve months ended March 31, 2002, were $39.3 million and $39.3 million, respectively. Our earnings before deduction of interest on long term debt and income taxes for the twelve months ended December 31, 2001, and for the twelve months ended March 31, 2002, amounted to $132.6 million and $17.8 million, respectively. For the twelve months ended December 31, 2001, these amounts are 3.4 times annual interest requirements. For the twelve months ended March 31, 2002, the dollar amount of earnings coverage deficiency was $21.6 million.

     Our earnings before deduction of depreciation and amortization, interest on long term debt and income taxes for the twelve months ended December 31, 2001, and for the twelve months ended March 31, 2002, amounted to $246.3 million and $132.1 million, respectively. For the twelve months ended December 31, 2001 and March 31, 2002, these amounts are 6.3 and 3.4 times the annual interest requirements, respectively.

                               TAX CONSIDERATIONS

     Purchasers of the Notes should consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) tax laws to which they may be subject.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a general summary of certain anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of Notes and deals only with Notes held as capital assets, within the meaning of
Section 1221 of the Code, by U.S. Holders who purchase Notes in the offering at the offering price. As used herein, a U.S. Holder means a beneficial owner of the Notes that is, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States;

     - a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States;

     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

     This discussion is general and does not consider the U.S. federal income tax consequences of special classes of holders, including but not limited to dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, U.S. Holders holding the Notes as part of a straddle, hedge, conversion transaction, synthetic security or other integrated transaction, or U.S. Holders whose functional currency is not the U.S. dollar. This discussion also does not consider the U.S. Federal income tax consequences of any holder who owns Notes through a partnership or other pass through entity. U.S. Holders who purchase Notes at a price other than the offering price should consult their tax advisors as to the possible applicability to them of the amortizable bond premium or market discount rules. This summary does not address the effect of any U.S. state, local, or federal estate and gift tax on a U.S. Holder of the Notes. The summary is based on the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

     Prospective purchasers of the Notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under U.S. federal income tax laws and the laws of any relevant state, local or other foreign tax jurisdiction of purchase, ownership and disposition of the Notes.

PAYMENTS OF INTEREST

     The gross amount of interest paid on the Notes (including any Additional Amounts and any Canadian tax attributed therefrom) will be includible in the gross income of a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on whether the holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. Interest paid by Methanex on the Notes will constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of the Notes should consult their own tax advisers concerning the application of the United States foreign tax credit rules to their particular situation.

SALE, REDEMPTION AND OTHER DISPOSITION OF THE NOTES

     Upon the sale, exchange or retirement of a Note, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which are taxable as ordinary interest income in accordance with the holder's method of accounting) and the U.S. Holder's tax basis in the Note. A U.S. Holders tax basis in a Note will generally be its cost. Such gain or loss recognized on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Note for more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Gain recognized by a U.S. Holder generally will be treated as United States source income. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale, exchange or retirement of a Note.

INFORMATION AND BACKUP WITHHOLDING

     Payments of principal and interest on the Notes held by certain non-corporate holders and the proceeds of a disposition of such Notes may be subject to U.S. information reporting requirements. Such payments also may be subject to United States backup withholding if the holder does not provide a taxpayer identification number or otherwise establish an exemption. The holder may credit the amounts withheld against its United States federal income tax liability and claim a refund for amounts withheld in excess of its tax liability. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

               CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the principal Canadian federal income tax consequences generally applicable to a holder of Notes acquired at original issuance who at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Act"), is not resident in Canada, deals with us at arm's length, holds the Notes as capital property and does not use or hold and is not deemed to use or hold the Notes in carrying on a business in Canada (a "Holder"). For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length. It is a question of fact whether persons not related to each other deal at arm's length. This summary does not address the special tax consequences which may apply to a Holder of Notes who is an insurer carrying on business in Canada or elsewhere for the purposes of the Act.

     This summary is based on the current provisions of the Act and the regulations thereunder, our understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency, and all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

     The payment of interest, principal or premium, if any, to a Holder of the Notes will be exempt from Canadian withholding tax. No other tax on income or capital gains will be payable under the Act in respect of the holding, redemption or disposition of the Notes by a Holder. This summary is of a general nature only and does not constitute legal or tax advice to any particular holder of Notes. No representation is made with respect to the tax consequences to any particular holder. Consequently, holders of Notes should consult their own tax advisors with respect to their particular circumstances.

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

                                  UNDERWRITING

     The Company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table.

                            Underwriters                          Principal Amount of Notes
                            ------------                          -------------------------
    Goldman, Sachs & Co.........................................        $
    CIBC World Markets Corp.....................................
    RBC Dominion Securities Corporation.........................
                                                                        ------------
         Total..................................................        $200,000,000
                                                                        ============

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus. Any Notes sold by the underwriters to securities dealers may be sold at a discount
from the initial public offering price of up to     % of the principal amount of
Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial
public offering price of up to     % of the principal amount of Notes. If all
the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

     This offering is being made in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. This prospectus was filed with the British Columbia Securities Commission, and forms part of a registration statement on Form F-9 filed with the United States Securities and Exchange Commission, to register the Notes under the United States Securities Act of 1933, or the Securities Act, as amended, and to qualify under the securities laws of the Province of British Columbia the distribution of the Notes being offered and sold in the United States and elsewhere outside of Canada. This prospectus does not qualify the distribution of any Notes which may be offered and sold in any province of Canada, including the Province of British Columbia. The Notes may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident of Canada, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or pursuant to exemptions from the registered dealer requirements. Subject to applicable law, the Notes may also be offered outside of the United States and Canada.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering of the Notes, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering of the Notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1955; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

     From time to time, the underwriters and certain of their affiliates may have engaged, and may in the future engage, in transactions with, including investment banking and commercial banking transactions, and perform services, for the Company and its affiliates, in the ordinary course of business.

     CIBC World Markets Corp. and RBC Dominion Securities Corporation are affiliates of Canadian chartered banks which are lenders to the Company under its unsecured revolving credit facility. Consequently, the Company may be considered to be a connected issuer of such underwriters under applicable Canadian securities legislation. The credit facility is currently undrawn. The Company is in compliance with the terms of the agreement governing the credit facility. None of such underwriters nor the Canadian chartered banks affiliated with them was involved in the Company's decision to distribute the Notes offered hereby. Such underwriters, together with Goldman, Sachs & Co., negotiated the public offering price of the Notes with the Company.

     The Company estimates that its share of the total expenses of the offering of the Notes, excluding the underwriters' commission, will be approximately $1 million.

     The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the lead managers of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of Notes to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for us by McCarthy Tetrault LLP, with respect to matters of Canadian law, and by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, with respect to matters of United States law. Certain legal matters in connection with the offering of the Notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of United States law, and by Osler, Hoskin & Harcourt LLP, with respect to matters of Canadian law.

                                    EXPERTS

     The consolidated financial statements and supplemental information -- U.S. GAAP reconciliation at December 31, 2001 and 2000 and for the two years then ended have been incorporated by reference and included in this prospectus and in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG LLP, independent auditors, as stated in their reports also incorporated by reference and appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing. The auditors' report on the supplemental information -- reconciliation with United States generally accepted accounting principles includes additional comments for U.S. readers on changes in accounting principles.

                      DOCUMENTS INCORPORATED BY REFERENCE

     We file annual and quarterly financial information, material change reports and other information with the securities commission or similar authority in each of the provinces of Canada, or the Commissions. The Commissions allow us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Commissions under the various securities legislation:

     - Our Annual Information Form dated March 1, 2002.

     - Our Information Circular dated March 15, 2002 relating to the Annual General Meeting of shareholders held on May 23, 2002 (excluding the sections entitled "Report on Executive Compensation" and "Total Shareholder Return Comparison").

     - Our audited annual consolidated financial statements as at and for the years ended December 31, 2001 and 2000, together with the notes thereto and the auditors' report thereon.

     - Our unaudited interim consolidated financial statements as at and for the three months ended March 31, 2002 and 2001 and the notes thereto.

     - Management's discussion and analysis for the year ended December 31, 2001.

     - Management's discussion and analysis for the three months ended March 31, 2002 contained in our Interim Report.

     Any document of the types referred to in the preceding paragraph (including material change reports other than confidential material change reports) filed by us with the Commissions after the date of this prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this prospectus. The information permitted to be omitted from this prospectus will be contained in a supplemented prospectus and will be incorporated by reference herein as of the date of such supplemented prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, be deemed to constitute a part of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form F-9 with the Securities and Exchange Commission, or the Commission with respect to the Notes offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits that are a part of such registration statement. For further information about us and the Notes we are offering, you should review the entire registration statement, including the exhibits that were filed as part of the registration statement. The registration statement, including the exhibits, may be inspected, without charge, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from this office after payment at prescribed rates. You will also be able to obtain a free copy of the registration statement, including the exhibits, from the Commission's website at www.sec.gov.

     We are subject to certain of the informational requirements of the Exchange Act, as amended, and in accordance therewith, file reports and other information with the Commission. Under a multijurisdictional disclosure system, or MJDS, adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Under MJDS, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. Our Exchange Act reports and other information filed with the Commission may be inspected and copied at the public reference facility maintained by the Commission at its location referred to above.

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the Commission as part of the registration statement of which this prospectus forms a part: our Annual Information Form dated March 1, 2002; our Information Circular dated March 15, 2002 distributed in connection with our annual general meeting held on May 23, 2002 (excluding the sections entitled "Report on Executive Compensation" and "Total Shareholder Return Comparison"); our audited annual consolidated financial statements as at and for the years ended December 31, 2001 and 2000; our unaudited interim consolidated financial statements as at and for the three months ended March 31, 2002 and 2001; Management's discussion and analysis for the year ended December 31, 2001; Management's discussion and analysis for the three months ended March 31, 2002; earnings coverage calculations as at and for the twelve months ended December 31, 2001 and March 31, 2002; consent of KPMG LLP; consent of McCarthy Tetrault LLP; powers of attorney; the Indenture; a form of our officers' certificate in respect of the Notes; a form of second supplemental indenture; Statement of Eligibility on Form T-1 of the Trustee for the Indenture; and a written irrevocable consent and power of attorney of Methanex on Form F-X.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
Auditors' Report............................................   F-2
Consolidated Balance Sheets as at December 31, 2001 and
  2000......................................................   F-3
Consolidated Statements of Income and Retained Earnings
  for the years ended December 31, 2001 and 2000............   F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001 and 2000................................   F-5
Notes to Consolidated Financial Statements for the years
  ended December 31, 2001 and 2000..........................   F-6
SUPPLEMENTAL INFORMATION -- U.S. GAAP RECONCILIATION
Auditors' Report............................................  F-18
Supplemental Information -- Reconciliation with U.S. GAAP...  F-19
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as at March 31, 2002 and
  December 31, 2001.........................................  F-25
Consolidated Statements of Income and Retained Earnings for
  the three months ended March 31, 2002 and 2001............  F-26
Consolidated Statements of Cash Flows for the three months
  ended March 31, 2002 and 2001.............................  F-27
Notes to Consolidated Financial Statements for the three
  months ended March 31, 2002...............................  F-28

                        AUDITORS' REPORT TO SHAREHOLDERS

     We have audited the consolidated balance sheets of Methanex Corporation as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada                                              (signed) KPMG LLP
March 1, 2002                                              Chartered Accountants

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 2001          2000
                                                              ----------    ----------
                                                               (THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  332,129    $  225,942
  Receivables (note 3)......................................     135,219       286,756
  Inventories...............................................      99,908       140,175
  Prepaid expenses..........................................       8,685        10,816
                                                              ----------    ----------
                                                                 575,941       663,689
Property, plant and equipment (note 4)......................   1,031,716     1,045,899
Other assets (note 6).......................................      85,693        94,124
                                                              ----------    ----------
                                                              $1,693,350    $1,803,712
                                                              ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $  110,281    $  131,999
  Current maturities on long-term debt and other long-term
     liabilities............................................     154,693         5,313
                                                              ----------    ----------
                                                                 264,974       137,312
Long-term debt (note 7).....................................     249,535       399,204
Other long-term liabilities (note 8)........................      78,911        79,654
Future income taxes (note 13)...............................     164,469       142,307
Shareholders' equity:
  Capital stock (note 9)....................................     538,151       660,403
  Retained earnings.........................................     397,310       384,832
                                                              ----------    ----------
                                                                 935,461     1,045,235
                                                              ----------    ----------
                                                              $1,693,350    $1,803,712
                                                              ==========    ==========

Approved by the Board:


      (signed) BRIAN D. GREGSON              (signed) PIERRE CHOQUETTE
              Director                               Director

          See accompanying notes to consolidated financial statements.

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                  2001            2000
                                                              ------------    ------------
                                                                 (THOUSANDS OF DOLLARS)
Revenue.....................................................  $  1,148,965    $  1,061,271
Cost of sales and operating expenses........................       910,601         756,248
Depreciation and amortization...............................       113,719         109,971
                                                              ------------    ------------
Operating income before undernoted items....................       124,645         195,052
Interest expense............................................       (31,848)        (32,472)
Interest and other income...................................        19,028          16,389
Asset restructuring charge (note 11)........................       (11,060)             --
                                                              ------------    ------------
Income before income taxes..................................       100,765         178,969
Income tax expense (note 13)................................        29,347          34,108
                                                              ------------    ------------
Net income..................................................        71,418         144,861
Retained earnings, beginning of year........................       384,832         249,553
Excess of repurchase price over assigned value of common
  shares (note 9)...........................................       (58,940)         (9,582)
                                                              ------------    ------------
Retained earnings, end of year..............................  $    397,310    $    384,832
                                                              ============    ============
Weighted average number of common shares outstanding........   154,355,808     170,303,780
Basic and diluted net income per common share...............  $       0.46    $       0.85

The number of common shares outstanding at December 31, 2001 was 131,167,942 (December 31, 2000 -- 160,793,216)

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 2001           2000
                                                              -----------    ----------
                                                               (THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................   $  71,418      $144,861
Add:
  Depreciation and amortization.............................     113,719       109,971
  Future income taxes.......................................      22,162        26,407
  Other.....................................................      12,130        15,354
                                                               ---------      --------
Cash flows from operating activities before undernoted
  changes...................................................     219,429       296,593
Refund of income tax deposit (note 3).......................      66,866            --
Receivables and accounts payable and accrued liabilities....      47,958       (31,061)
Inventories and prepaid expenses............................      41,158       (65,495)
Utilization of prepaid natural gas..........................       1,045        15,767
                                                               ---------      --------
                                                                 376,456       215,804

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of other long-term liabilities....................      (6,359)      (10,692)
Repayment of long-term debt assumed on the acquisition of
  Saturn Methanol Company, LLC..............................          --        (7,480)
Issue of shares on exercise of incentive stock options......       6,428           663
Shares repurchased..........................................    (187,620)      (60,987)
                                                               ---------      --------
                                                                (187,551)      (78,496)

CASH FLOWS FROM INVESTING ACTIVITIES:
Plant and equipment under development.......................     (68,460)           --
Property, plant and equipment...............................     (22,882)      (19,355)
Accounts payable and accrued liabilities related to capital
  expenditures..............................................      12,137        (5,820)
Other assets................................................      (3,513)       (6,407)
Acquisition of Saturn Methanol Company, LLC, net of cash
  acquired (note 2).........................................          --       (16,902)
Acquisition of ICI's methanol assets (note 2)...............          --       (14,831)
                                                               ---------      --------
                                                                 (82,718)      (63,315)
                                                               ---------      --------
Increase in cash and cash equivalents.......................     106,187        73,993
Cash and cash equivalents, beginning of year................     225,942       151,949
                                                               ---------      --------
Cash and cash equivalents, end of year......................   $ 332,129      $225,942
                                                               =========      ========
Supplementary cash flow information:
  Interest paid, net of capitalized interest................   $  29,919      $ 31,044
  Income taxes received, net of amounts paid................   $     244      $ 11,943

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (TABULAR DOLLAR AMOUNTS ARE SHOWN IN THOUSANDS
                        OF DOLLARS, EXCEPT WHERE NOTED)
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

1.  SIGNIFICANT ACCOUNTING POLICIES:

  (A) BASIS OF PRESENTATION:

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and include the accounts of Methanex Corporation, its subsidiaries and its proportionate share of joint venture revenues, expenses, assets and liabilities. Investments in which the Company does not exercise significant influence are accounted for using the cost method and are included in other assets. All intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.

  (B) REPORTING CURRENCY:

     The majority of the Company's business is transacted in U.S. dollars and, accordingly, the consolidated financial statements have been measured and expressed in that currency.

  (C) CASH EQUIVALENTS:

     Cash equivalents include securities with maturities of three months or less when purchased.

  (D) RECEIVABLES:

     The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Credit losses have been minimal and within the range of management's expectations.

  (E) INVENTORIES:

     Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value.

  (F) PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment are recorded at cost. Financing costs incurred during construction are capitalized to the cost of the asset. Depreciation is provided on a straight-line basis, and, in the case of the New Zealand assets, on a unit-of-natural-gas consumption basis, from the commencement of commercial operations to amortize the cost of the assets over their estimated useful lives.

     The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, a write-down is recognized equal to the difference.

     Production from the Company's New Zealand operations is dependent on the supply of natural gas from the Maui field. The current contractual natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately three years.

During 2001, the owners of the Maui field announced that the Maui reserves may be materially less than previously estimated and below the aggregate of contract quantities. This could potentially reduce the amount of contracted natural gas available to Methanex. The process to determine the available reserves in the Maui field is expected to be completed by the end of 2002. The Company is continuing to pursue acquisitions of additional natural gas to supply its New Zealand plants. However, there can be no assurance that it will be able to secure additional natural gas in New Zealand at commercially acceptable terms.

     Routine repairs and maintenance costs are charged against current operations. At intervals of three or more years, the Company conducts a shutdown and inspection (turnaround) at its plants to perform necessary repairs and replacements of catalyst. Costs associated with these shutdowns are amortized over the period until the next planned turnaround.

     Obligations for future removal and site restoration costs are provided for on a straight-line basis, and, in the case of the New Zealand assets, on a unit-of-natural-gas consumption basis over the estimated useful lives of the assets when a reasonably definitive estimate of the costs can be made.

  (G) OTHER ASSETS:

     Other assets are recorded at cost. Amortization is provided for other assets, except long-term investments, on an appropriate basis to charge the cost of the assets against earnings as used.

  (H) EMPLOYEE FUTURE BENEFITS:

     Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the estimated average remaining service lifetime of the employee group. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur.

     The cost for defined contribution benefit plans is expensed as earned by the employees.

  (I) NET INCOME PER SHARE:

     Effective January 1, 2001, the Company has adopted the new Canadian Institute of Chartered Accountants recommendations relating to the calculation and disclosure of net income per share. The new recommendations have been applied retroactively and the comparative consolidated financial statements have been restated to reflect this change. Under the revised policy, the calculation of basic net income per share has not been impacted. Under the new recommendations the treasury stock method is used for the calculation of diluted net income per share instead of the imputed net income approach used previously. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. The impact of the retroactive application of the new policy on disclosed net income per share was to increase diluted net income per share for 2000 by $0.02. Stock options to purchase common shares are dilutive only when the average market price of the common shares during the period exceeds the exercise price of the options.

     A reconciliation of the weighted average number of common shares is as follows:

                                                                 2001           2000
                                                              -----------    -----------
Denominator for basic net income per share..................  154,355,808    170,303,780
Effect of dilutive stock options............................    1,609,485        747,813
                                                              -----------    -----------
Denominator for diluted net income per share................  155,965,293    171,051,593
                                                              ===========    ===========

  (J) STOCK OPTION PLAN:

     The Company has a stock option plan that is described in note 10. No compensation expense is recognized when stock options are granted because the Company grants stock options with an exercise price based on the market price at the date of the grant. Any consideration paid on the exercise of stock options is credited to share capital.

  (K) DEFERRED SHARE UNITS:

     Directors and executive officers of the Company may elect to receive some elements of their compensation in the form of notional grants of Deferred Share Units (Units). The number of Units allotted is determined by the amount of compensation elected to be invested in the Units divided by the market value of the Company's common shares at the time the compensation is earned. These Units are redeemable for cash based on the market value of the Company's common shares at the time the Unit holder ceases to be a director or executive officer of the Company. The amounts invested in the Units and changes in the fair value of the Units are included in earnings.

  (L) REVENUE RECOGNITION:

     Revenue is generally recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made.

  (M) FOREIGN CURRENCY TRANSLATION:

     The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at average rates of exchange during the year. Foreign exchange gains or losses are included in earnings.

  (N) FINANCIAL INSTRUMENTS:

     The Company uses various derivative financial instruments to hedge its operating exposures to fluctuations in foreign exchange rates and natural gas costs. The gains and losses on these financial instruments are included in the measurement of the related hedged transaction when realized.

     Premiums paid or received with respect to financial instruments are deferred and amortized to income over the effective period of the contracts.

  (O) INCOME TAXES:

     Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates which are expected to be in effect when the underlying items of income and expense are expected to be realized. The effect of a change in tax rates is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered more likely than not.

     The Company does not accrue for taxes that will be incurred upon distributions from its subsidiaries unless it is probable that the earnings will be repatriated.

2.  BUSINESS COMBINATIONS:

  (A) ACQUISITION OF SATURN METHANOL COMPANY:

     On September 22, 2000, the Company acquired 100 percent of Saturn Methanol Company, LLC. The acquisition has been accounted for under the purchase method of accounting with its results of operations consolidated from the date of acquisition. The Company's interest in the net assets acquired at fair values was as follows:

Net assets acquired:
Marketing rights............................................  $25,533
10% interest in Titan methanol facility.....................    9,500
Long-term debt..............................................   (7,480)
Cash........................................................      947
Working capital and other...................................     (653)
                                                              -------
Net assets acquired.........................................  $27,847
                                                              =======
Consideration, including costs on acquisition:
Cash........................................................  $17,849
Other long-term liabilities.................................    9,998
                                                              -------
                                                              $27,847
                                                              =======

  (B) ACQUISITION OF ICI METHANOL ASSETS:

     On December 31, 2000, the Company acquired certain methanol assets from ICI Chemicals and Polymers Limited (ICI). The assets are located primarily in the United Kingdom and include marketing rights, a loading terminal, terminal leases and pipelines to customers. ICI retained ownership of its 500,000 tonne per year methanol plant and closed the plant at the end of April 2001.

     The cost of the fixed and intangible assets acquired was $14.8 million.

     The Company also purchased ICI's methanol inventory for approximately $7 million.

3.  RECEIVABLES:

                                                                2001        2000
                                                              --------    --------
Trade.......................................................  $101,653    $185,966
Income taxes receivable (a).................................     6,129      66,551
Other.......................................................    27,437      34,239
                                                              --------    --------
                                                              $135,219    $286,756
                                                              ========    ========

     (a) During 2001, the Company received a refund of $67 million from the Canada Customs and Revenue Agency representing the full amount placed on deposit plus accrued interest relating to the successful settlement of the 1991 income tax reassessment.

4.  PROPERTY, PLANT AND EQUIPMENT:

                                                                   ACCUMULATED      NET BOOK
                                                        COST       DEPRECIATION      VALUE
                                                     ----------    ------------    ----------
2001
Plants.............................................  $2,121,525     $1,179,372     $  942,153
Plant and equipment under development..............      68,460             --         68,460
Other..............................................      37,581         16,478         21,103
                                                     ----------     ----------     ----------
                                                     $2,227,566     $1,195,850     $1,031,716
                                                     ==========     ==========     ==========
2000
Plants.............................................  $2,114,503     $1,089,215     $1,025,288
Other..............................................      32,950         12,339         20,611
                                                     ----------     ----------     ----------
                                                     $2,147,453     $1,101,554     $1,045,899
                                                     ==========     ==========     ==========

     During 2001, $1.0 million of interest was capitalized to plant and equipment under development.

5.  INTEREST IN JOINT VENTURE:

     The Company has a 63.1 percent joint venture interest in Atlas Methanol Company ("Atlas"). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed by the end of 2003.

     The consolidated financial statements as at December 31, 2001 include the following amounts representing the Company's interest in the Atlas joint venture:

Consolidated Balance Sheet
  Current assets............................................  $ 1,955
  Property, plant and equipment.............................   63,131
  Current liabilities.......................................    7,690
Consolidated Statement of Cash Flows
  Cash outflows from investing activities...................   55,441

     For 2001, the joint venture has no revenue and all expenditures were capitalized to plant and equipment under development.

6.  OTHER ASSETS:

                                                               2001       2000
                                                              -------    -------
Marketing rights:
  North America.............................................  $ 9,922    $13,209
  Caribbean.................................................   22,638     25,949
  Europe....................................................    9,341     10,331
                                                              -------    -------
                                                               41,901     49,489
                                                              -------    -------
Natural gas prepayments.....................................   12,498     13,543
Investment in Titan Methanol Company, at cost (note 2(a))...    9,500      9,500
Investment in Cellex Power Products, at cost................    3,842         --
Foreign currency options....................................    3,806      7,625
Other.......................................................   14,146     13,967
                                                              -------    -------
                                                              $85,693    $94,124
                                                              =======    =======

7.  LONG-TERM DEBT:

                                                                2001         2000
                                                              ---------    --------
7.40% unsecured notes due August 15, 2002 (effective yield
  7.49%)....................................................  $ 149,909    $149,831
7.75% unsecured notes due August 15, 2005 (effective yield
  7.83%)....................................................    249,535     249,373
                                                              ---------    --------
                                                                399,444     399,204
Less current maturities.....................................   (149,909)         --
                                                              ---------    --------
                                                              $ 249,535    $399,204
                                                              =========    ========

     The Company has available an unsecured revolving bank facility of $291 million. This facility ranks pari passu with the unsecured notes.

8.  OTHER LONG-TERM LIABILITIES:

                                                               2001       2000
                                                              -------    -------
Site restoration (a)........................................  $55,851    $51,782
Fortier asset restructuring (b).............................    7,455     10,145
Saturn acquisition (c)......................................    7,329      9,998
Other.......................................................   13,060     13,042
                                                              -------    -------
                                                               83,695     84,967
Less current maturities.....................................   (4,784)    (5,313)
                                                              -------    -------
                                                              $78,911    $79,654
                                                              =======    =======

  (A) SITE RESTORATION:

     The Company has accrued $55.9 million for obligations for future removal and site restoration costs for those sites where a reasonably definitive estimate of the costs can be made. There were no cash expenditures in 2001 or 2000 relating to site restoration costs and there are approximately $3 million of cash expenditures expected for 2002. Because of uncertainties related to estimating future removal and site restoration activities, future costs related to the currently identified sites could differ from the amounts estimated. In the event that the costs are in excess of amounts estimated, management does not anticipate that they will have a material adverse effect on the consolidated financial position of the Company.

  (B) FORTIER ASSET RESTRUCTURING:

     The amounts are payable over a three-year period to February 2004 and relate to the 1999 Fortier restructuring.

  (C) SATURN ACQUISITION:

     During 2000, the Company acquired Saturn Methanol Company, LLC (note 2(a)). A portion of the consideration for the acquisition is payable over a three-year period to September 2004.

9.  CAPITAL STOCK:

(a) The authorized share capital of the Company is comprised as follows:
    25,000,000 preferred shares without nominal or par value; and Unlimited number of common shares without nominal or par value.

(b) Under covenants set out in certain debt instruments, the Company can pay cash dividends or make other shareholder distributions to the extent that shareholders' equity is equal to or greater than $850 million.

(c) Changes in the capital stock of the Company during the period January 1, 2000 to December 31, 2001 were as follows:

                                                                   NUMBER OF
                                                                 COMMON SHARES    CONSIDERATION
                                                                 -------------    -------------
    Balance, December 31, 1999.................................   173,136,748       $ 711,145
    Issued on exercise of incentive stock options..............       172,000             663
    Shares repurchased.........................................   (12,515,532)        (51,405)
                                                                  -----------       ---------
    Balance, December 31, 2000.................................   160,793,216         660,403
    Issued on exercise of incentive stock options..............     1,739,675           6,428
    Shares repurchased.........................................   (31,364,949)       (128,680)
                                                                  -----------       ---------
    Balance, December 31, 2001.................................   131,167,942       $ 538,151
                                                                  ===========       =========

     During 2000 and 2001, the Company repurchased for cancellation, common shares at prices in excess of their assigned value. The cost to acquire the shares in the amount of $187.6 million (2000 -- $61.0 million) is allocated $128.7 million (2000 -- $51.4 million) to capital stock and $58.9 million (2000 -- $9.6 million) to retained earnings.

10.  STOCK OPTION PLAN:

     There are two types of options granted under the plan: incentive stock options and performance stock options. At December 31, 2001, the Company had 4.3 million common shares reserved for future stock option grants to its directors and employees under the Company's stock option plan.

  (A) INCENTIVE STOCK OPTIONS:

     The exercise price of each incentive stock option is equal to the quoted market price of the Company's common shares at the date of the grant. An option's maximum term is ten years; one-half of the options vest one year after the date of the grant, with a further vesting of one-quarter of the options per year over the subsequent two years. Common shares reserved for incentive stock options at December 31, 2001 and 2000 are as follows (exercise price per share in Canadian dollars):

                                                                                  WEIGHTED
                                                                NUMBER OF         AVERAGE
                                                              STOCK OPTIONS    EXERCISE PRICE
                                                              -------------    --------------
Outstanding at December 31, 1999............................    6,673,625          $11.08
Granted.....................................................    1,945,000            3.31
Exercised...................................................     (172,000)           5.73
Cancelled...................................................     (398,100)           7.05
                                                               ----------          ------
Outstanding at December 31, 2000............................    8,048,525            9.52
Granted.....................................................    2,963,900            9.56
Exercised...................................................   (1,739,675)           5.72
Cancelled...................................................     (582,000)          12.48
                                                               ----------          ------
Outstanding at December 31, 2001............................    8,690,750          $10.09
                                                               ==========          ======

                                  STOCK OPTIONS OUTSTANDING           STOCK OPTIONS EXERCISABLE
                                     AT DECEMBER 31, 2001               AT DECEMBER 31, 2001
                                 ----------------------------    -----------------------------------
                                                   WEIGHTED
                                                    AVERAGE      WEIGHTED      NUMBER       WEIGHTED
                                   NUMBER OF       REMAINING     AVERAGE      OF STOCK      AVERAGE
                                 STOCK OPTIONS    CONTRACTUAL    EXERCISE      OPTIONS      EXERCISE
RANGE OF EXERCISE PRICES          OUTSTANDING        LIFE         PRICE      EXERCISABLE     PRICE
------------------------         -------------    -----------    --------    -----------    --------
$ 2.93 to 5.30.................    1,047,100          8.2         $ 3.34        532,050      $ 3.35
$ 5.85 to 8.75.................      504,225          6.0           6.29        403,519        6.40
$ 9.56 to 14.63................    6,939,425          6.1          10.99      3,996,525       12.05
$23.75.........................      200,000          2.8          23.75        200,000       23.75
                                   ---------          ---         ------      ---------      ------
                                   8,690,750          6.3         $10.09      5,132,094      $11.16
                                   =========          ===         ======      =========      ======

     As of December 31, 2000, 5,534,900 stock options were exercisable at a weighted average exercise price of $11.77.

  (B) PERFORMANCE STOCK OPTIONS:

     During 1999, the Company granted 2,600,000 performance stock options to certain key employees. The exercise price of the options is Canadian $4.47 per common share which was the quoted market value at the date of the grant. The options cannot be exercised prior to October 1, 2002. The vesting of the options is tied to the market value of the Company's common shares subsequent to the date of the grant. One-third of the options vest after September 30, 2002 if the common shares have traded at or above Canadian $10 per share subsequent to the date of the grant; a further one-third vest if the common shares have traded at or above Canadian $15 per share subsequent to the date of the grant and the options are fully vested if the common shares have traded at or above Canadian $20 per share subsequent to the date of the grant. These options expire September 9, 2009.

     During 2001, 75,000 (2000 -- 400,000) of these options were cancelled and at December 31, 2001, 2,125,000 (2000 -- 2,200,000) of these options remain outstanding. As at December 31, 2001, 699,000 (2000 -- nil) of the outstanding performance stock options will vest and be exercisable after September 30, 2002.

11.  ASSET RESTRUCTURING CHARGE:

     During 2001, the Company recorded an asset restructuring charge of $11 million primarily for employee severance and mothball costs relating to the shutdown of the Medicine Hat, Alberta facility for an indeterminate period.

12.  SEGMENTED INFORMATION:

     The Company's operations consist of the production and sale of methanol, which constitutes a single operating segment.

     Revenues attributed to geographic regions, based on location of customers, are as follows:

                                            UNITED                  OTHER                   LATIN
                                CANADA      STATES      JAPAN        ASIA       EUROPE     AMERICA      TOTAL
                                -------    --------    --------    --------    --------    -------    ----------
Revenue
2001..........................  $70,855    $375,061    $139,405    $219,722    $261,677    $82,245    $1,148,965
2000..........................   59,684     328,399     161,412     224,613     196,233    90,930      1,061,271

     Net book value of property, plant and equipment by country is as follows:

                                            UNITED       NEW                    TRINIDAD
                                CANADA      STATES     ZEALAND      CHILE       & TOBAGO     OTHER       TOTAL
                                -------    --------    --------    --------    ----------    ------    ----------
Property, plant and equipment
2001..........................  $79,531    $115,516    $136,931    $629,765     $63,131      $6,842    $1,031,716
2000..........................   91,368     124,867     171,861     652,889          --       4,914     1,045,899

13.  INCOME AND OTHER TAXES:

     (a) Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to the respective year's income before taxes. These differences are as follows:

                                                                2001        2000
                                                              --------    --------
Canadian statutory tax rate.................................       45%         45%
Computed "expected" tax expense.............................  $ 45,344    $ 80,206
Increase (decrease) in tax resulting from:
  Income taxed in foreign jurisdictions.....................   (59,090)    (54,456)
  Losses not tax-effected...................................    50,285      34,672
  Benefits of previously unrecognized loss carryforwards and
     temporary differences..................................   (12,020)    (35,489)
  Non-deductible costs......................................     4,328       8,670
  Large corporation tax.....................................       500         505
                                                              --------    --------
Total income tax expense....................................  $ 29,347    $ 34,108
                                                              ========    ========
Income tax expense is represented by:
  Current income tax........................................  $  7,185    $  7,701
  Future income tax.........................................    22,162      26,407
                                                              --------    --------
                                                              $ 29,347    $ 34,108
                                                              ========    ========

     (b) The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                2001         2000
                                                              ---------    ---------
Future tax liabilities
  Property, plant and equipment.............................  $ 204,729    $ 205,086
  Other.....................................................     22,420       27,488
                                                              ---------    ---------
                                                                227,149      232,574
Future tax assets
  Non-capital loss carryforwards............................    141,967      126,936
  Property, plant and equipment.............................     14,262       13,737
  Other.....................................................     28,485       53,311
                                                              ---------    ---------
                                                                184,714      193,984
Future tax asset valuation allowance........................   (122,034)    (103,717)
                                                              ---------    ---------
                                                                 62,680       90,267
                                                              ---------    ---------
Net future income tax liability.............................  $ 164,469    $ 142,307
                                                              =========    =========

     (c) At December 31, 2001, the Company had non-capital loss carryforwards available for tax purposes of $312 million in Canada and the United States and $69 million in New Zealand. In Canada and the United States these loss carryforwards expire between 2006 and 2021. In New Zealand the loss carryforwards do not have an expiry date.

14.  DERIVATIVES:

  (A) FOREIGN EXCHANGE RISK MANAGEMENT:

     A substantial portion of the Company's business is transacted in its reporting currency, the U.S. dollar. At the Company's Canadian, New Zealand and Chilean production facilities, certain of the underlying operating costs and capital expenditures are incurred in local currencies. The Company uses derivative financial instruments to reduce its foreign exchange exposure on certain committed and anticipated costs related to these operations. In addition, certain revenues in Europe are realized in the Euro and the Great Britain pound. The Company has hedged certain of these exposures by entering into forward exchange contracts and currency options to contribute to achieving cost structure and revenue targets. The following table summarizes the Company's forward exchange contracts and currency options in Euro (EUR), Great Britain pound (GBP), New Zealand dollars (NZD), Canadian dollars (CAD), Australian dollars (AUD) and Chilean pesos (CLP) at December 31, 2001:

                                                                        AVERAGE
                                                       NOTIONAL         EXCHANGE
                                                        AMOUNT            RATE      MATURITY
                                                   -----------------    --------    ---------
1.  Purchase Contracts:
Average rate forward exchange contracts..........  NZD   108 million    $0.6579          2002
Synthetic forward exchange contracts(1)..........  NZD    93 million    $0.5817          2002
Average rate forward exchange contracts..........  NZD   370 million    $0.4956     2003-2004
Average rate forward exchange contracts..........  CAD    80 million    $0.7428          2002
Average rate forward exchange contracts..........  CAD   100 million    $0.6714          2003
Average rate option cap arrangements.............  CAD    21 million    $0.7299          2002
Average rate forward exchange contracts..........  AUD     2 million    $0.5045          2002
Inflation-linked forward exchange contracts......  CLP     8 billion    $0.0014          2002
2.  Sales Contracts:
Forward exchange contracts.......................  EUR    28 million    $0.8890          2002
Forward exchange contracts.......................  GBP     2 million    $1.4521          2002

---------------

(1) The synthetic forward exchange contract represents a series of NZD put and call options having identical strike prices and expiry dates.

  (B) NATURAL GAS RISK MANAGEMENT:

     From time to time the Company uses natural gas financial instruments to fix the price of a portion of its natural gas exposures. Natural gas financial instruments mature on various dates to December 2002. The fair value at December 31, 2001 was $3.9 million (2000 -- negative $16.1 million).

15.  FAIR VALUE DISCLOSURES:

     The carrying value and fair value of the financial instruments are as follows:

                                                   2001                      2000
                                          ----------------------    ----------------------
                                          CARRYING       FAIR       CARRYING       FAIR
                                            VALUE        VALUE        VALUE        VALUE
                                          ---------    ---------    ---------    ---------
Long-term debt..........................  $(399,444)   $(392,000)   $(399,204)   $(395,000)
Derivative financial instruments:
Forward exchange contracts..............  $      --    $ (84,453)   $      --    $(100,055)
Foreign currency options................  $   3,806    $      --    $   7,625    $     108

     Included in the fair value of the derivative financial instruments referred to in the table above were unrealized losses of $42.7 million (2000 -- $39.3 million) related to forward exchange contracts and foreign exchange options that hedge anticipated Canadian, New Zealand and Chilean operating costs for which there is not a contractual agreement in place.

     The fair value of the Company's long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics. The fair value of the Company's forward exchange contracts, currency options and natural gas financial instruments is determined based on quoted market prices received from counterparties. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange rates. The gains and losses on these financial instruments are deferred and included in the measurement of the related hedged transaction (see note 14).

     The carrying values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, and other long-term liabilities meeting the definition of a financial instrument approximate their fair value.

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties failed completely to perform under the contracts was $4.8 million at December 31, 2001 (2000 -- $1.2 million).

16.  RETIREMENT PLANS:

     The Company has non-contributory defined benefit pension plans covering certain employees. At December 31, 2001, the estimated present value of accrued pension benefits was $16.0 million (2000 -- $14.7 million) and the market value of the plan's assets was $13.5 million (2000 -- $15.4 million). The Company also has defined contribution pension plans.

     Total pension costs charged to operations during the year were $6.0 million (2000 -- $6.2 million).

17.  COMMITMENTS:

     (a) The Company has commitments under take-or-pay contracts to purchase annual quantities of feedstock supplies including those related to the Atlas facility and to pay for transportation capacity related to these supplies. The minimum estimated commitment under these contracts for the next five years is as follows:

2002........................................................  $158,978
2003........................................................  $142,492
2004........................................................  $165,927
2005........................................................  $161,011
2006........................................................  $146,613

     (b) The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space and equipment for the next five years as follows:

2002........................................................  $101,997
2003........................................................  $ 88,860
2004........................................................  $ 76,980
2005........................................................  $ 76,291
2006........................................................  $ 73,579

     (c) The Company has commitments to market, for a fee, methanol produced by another methanol producer and the Atlas joint venture through to 2009 and 2018, respectively.

     (d) The Company estimates that its share of capital expenditures to complete the construction of the Atlas methanol facility in Trinidad will be $200 million and will be incurred over the next two years. The Company expects that these expenditures will be funded from project financing, cash generated from operations and cash and cash equivalents. The Company's total equity contribution to the joint venture is expected to be approximately $100 million. At December 31, 2001, the Company estimates its future cash equity contribution to the project will be approximately $60 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Methanex Corporation

     Under date of March 1, 2002, we reported on the consolidated balance sheets of Methanex Corporation (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income and retained earnings and cash flows for the years then ended, which are included elsewhere in this prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled "Reconciliation With United States Generally Accepted Accounting Principles". This supplemental information is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplementary information based on our audits.

     In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Vancouver, Canada                                              (signed) KPMG LLP
March 1, 2002                                              Chartered Accountants

   COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's consolidated financial statements, such as the changes described in note 1 to the consolidated financial statements and note (d) of the supplemental information "Reconciliation with United States Generally Accepted Accounting Principles". Our reports to the board of directors and shareholders each dated March 1, 2002 are expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada                                              (signed) KPMG LLP
March 1, 2002                                              Chartered Accountants

                            SUPPLEMENTAL INFORMATION
                       RECONCILIATION WITH UNITED STATES
                    GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

     Methanex Corporation (the "Company") follows generally accepted accounting principles in Canada ("Canadian GAAP") which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission ("U.S. GAAP"). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company's consolidated financial statements are as follows:

(A) INCOME TAX ACCOUNTING:

     The income tax differences identified in note (h) include the income tax effect of other differences between Canadian GAAP and U.S. GAAP described below.

(B) BUSINESS COMBINATION:

     Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer.

     For U.S. GAAP purposes, property, plant and equipment would increase by $110.4 million for the year ended December 31, 2001 (2000 -- $133.8 million), which represents the adjustments, net of depreciation, to the reported net book values to record the business combination described above as a purchase.

(C) INTEREST IN JOINT VENTURE:

     U.S. GAAP requires interests in joint ventures to be accounted for using the equity method, whereas Canadian GAAP requires proportionate consolidation of interests in joint ventures. The impact of applying the equity method of accounting does not result in any change to net income or shareholders' equity and as such the Company has not made an adjustment in this reconciliation for this difference in accounting principles. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. A summary balance sheet and cash flow statement for the interest in the joint venture is provided in note 5 to the Company's consolidated financial statements.

(D) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

     On January 1, 2001, the Company adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137 and FAS 138, (collectively referred to as FAS 133) for U.S. GAAP and accordingly applied the standard prospectively. FAS 133 provides comprehensive and consistent standards for the recognition and measurement of derivatives and hedging activities. Prior to the adoption of FAS 133, for U.S. GAAP purposes unrealized gains or losses on foreign currency forward and option contracts to hedge anticipated transactions were recognized in earnings and unrealized gains or losses on foreign currency forward and option contracts to hedge firmly committed transactions were included in the measurement of the related transaction when realized.

     FAS 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting requirements for different types of hedging activities; fair value or cash flow. Cash flow hedges are hedges of the variability of cash flows and fair value hedges are hedges of changes in fair value. For cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other

                            SUPPLEMENTAL INFORMATION
                       RECONCILIATION WITH UNITED STATES
            GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)

    (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(D) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (CONTINUED):

     comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs. For fair value hedges, at each balance sheet date the effective portion of the gain or loss on the derivative instrument is recognized in net income together with the corresponding gain or loss on the hedged item attributable to the risk being hedged. Any amounts excluded from the assessment of hedge effectiveness as well as any ineffective portion of a derivative's change in fair value are immediately recognized in net income.

     Upon adoption, the Company identified and documented all outstanding derivative instruments as either fair value or cash flow hedges under FAS
     133. As indicated above, certain of these instruments had previously been accounted for as hedges and others, related to anticipated transactions, had been marked-to-market through income. Upon adoption of FAS 133, all derivative instruments were recorded on the balance sheet at fair value. The difference between a derivative's carrying amount prior to the adoption of FAS 133 and its fair value at the date of adoption is reported as a cumulative effect of accounting change either in net income or other comprehensive income. For instruments previously identified as fair value hedges, the cumulative effect of accounting change is reported through net income. For instruments previously accounted for as cash flow hedges, the cumulative effect of accounting change is reported through other comprehensive income.

     Upon adoption of FAS 133 on January 1, 2001, the Company recorded a loss of $1.0 million in net income and a loss of $16.1 million, net of related income tax of $6.4 million, in other comprehensive loss representing the cumulative effect of the accounting change.

     For the year ended December 31, 2001, the Company recorded a net adjustment to increase income before taxes by $18.9 million (2000 -- decrease by $32.2 million), which represents the difference between Canadian and U.S. GAAP for accounting for derivative instruments.

(E) STOCK COMPENSATION:

     For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" to continue to apply the provisions of Accounting Principles Board Opinion 25 to its accounting for stock compensation to employees. Under APB 25, compensation is measured based on the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for the excess on the measurement date of the market price of the stock over the exercise price of the stock option. The measurement date is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. If the measurement date is later than the date of grant then the plan is termed a variable plan and compensation expense is measured as the amount by which the quoted market price of the Company's common shares exceeds the exercise price of the stock option at each reporting date until the measurement date. Compensation expense is recognized ratably over the vesting period.

     (i) Incentive stock options -- The Company grants incentive stock options which have exercise prices based on the market price at the date of grant and, accordingly, no stock compensation expense is required to be recorded. During 2001, the Company granted 946,000 stock options that are accounted for under U.S. GAAP as variable plan options because the exercise price of the stock options is denominated in a currency other than the Company's functional currency or the currency in which the optionee is normally compensated. At December 31, 2001, the market price for the Company's common shares was lower than the exercise price of the stock options and therefore no compensation expense is required to be recorded for these variable plan options.

                            SUPPLEMENTAL INFORMATION
                       RECONCILIATION WITH UNITED STATES
            GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)

    (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(E) STOCK COMPENSATION (CONTINUED):

     (ii) Performance stock options -- The Company has also granted performance stock options for which the measurement date is not known until certain performance criteria are achieved. During the year ended December 31, 2001 the Company recorded $1.9 million in compensation expense related to the performance stock options.

(F) SHIPPING AND HANDLING COSTS:

     Certain shipping and handling costs are netted against revenue for the Company's Canadian GAAP consolidated financial statements. U.S. GAAP requires the presentation of revenue without deductions for shipping and handling costs. For U.S. GAAP purposes, revenue and cost of sales would increase by $43.3 million for the year ended December 31, 2001
     (2000 -- $39.2 million).

(G) IMPACT OF RECENTLY ISSUED U.S. ACCOUNTING PRONOUNCEMENTS:

     (i) Statement of Financial Accounting Standards No. 141, "Business Combinations" -- FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. The Company does not believe this statement will have a material effect on its financial statements.

     (ii) Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" -- FAS 142 requires that goodwill as well as indefinite life intangible assets not be amortized but be tested annually for impairment. The statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe this statement will have a material effect on its consolidated financial statements.

     (iii) Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" -- FAS 143 requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The statement is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of adopting this statement.

     (iv) Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" -- FAS 144 supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature. FAS 144 establishes a single accounting model, based on the framework of FAS 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in FAS 121 related to the recognition of impairment of long-lived assets to be held and used. The statement is effective for fiscal years beginning after December 15, 2001. The Company does not believe this statement will have a material effect on its consolidated financial statements.

                            SUPPLEMENTAL INFORMATION
                       RECONCILIATION WITH UNITED STATES
            GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)

    (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(H) IMPACT OF U.S. GAAP DIFFERENCES:

     (i)  Condensed consolidated balance sheets:

                                                                                       DECEMBER 31,
                                                         DECEMBER 31, 2001                 2000
                                               -------------------------------------   ------------
                                                CANADIAN                     U.S.          U.S.
                                                  GAAP      ADJUSTMENTS      GAAP          GAAP
                                               ----------   -----------   ----------   ------------
         ASSETS
         Current assets.....................   $  575,941    $      --    $  575,941    $  663,689
         Property, plant and equipment
           (b)..............................    1,031,716      110,378     1,142,094     1,179,750
         Other assets (d)...................       85,693       39,705       125,398        94,124
                                               ----------    ---------    ----------    ----------
                                               $1,693,350    $ 150,083    $1,843,433    $1,937,563
                                               ==========    =========    ==========    ==========
         LIABILITIES AND SHAREHOLDERS'
           EQUITY
         Current liabilities................   $  264,974    $      --    $  264,974    $  137,312
         Long-term debt.....................      249,535           --       249,535       399,204
         Other long-term liabilities (d)....       78,911       80,864       159,775       130,627
         Future income taxes (a)............      164,469       20,137       184,606       162,692
         Shareholders' equity:
           Capital stock (b)................      538,151      393,948       932,099     1,054,351
           Additional paid-in capital (e)...           --        2,555         2,555            --
           Deferred stock compensation
              (e)...........................           --         (624)         (624)           --
           Retained earnings................      397,310     (333,909)       63,401        53,377
           Accumulated other comprehensive
              loss (d)......................           --      (12,888)      (12,888)           --
                                               ----------    ---------    ----------    ----------
                                                  935,461       49,082       984,543     1,107,728
                                               ----------    ---------    ----------    ----------
                                               $1,693,350    $ 150,083    $1,843,433    $1,937,563
                                               ==========    =========    ==========    ==========

                            SUPPLEMENTAL INFORMATION
                       RECONCILIATION WITH UNITED STATES
            GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)

    (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(H) IMPACT OF U.S. GAAP DIFFERENCES (CONTINUED):

     (ii)  Condensed consolidated statements of income and retained earnings:

                                                                                       DECEMBER 31,
                                                         DECEMBER 31, 2001                 2000
                                               -------------------------------------   ------------
                                                CANADIAN                     U.S.          U.S.
                                                  GAAP      ADJUSTMENTS      GAAP          GAAP
                                               ----------   -----------   ----------   ------------
         Revenue (d)(f).....................   $1,148,965    $  46,515    $1,195,480    $1,058,025
         Cost of sales and operating
           expenses (d)(f)..................      910,601       26,357       936,958       785,224
         Depreciation and amortization
           (b)..............................      113,719       23,473       137,192       135,760
                                               ----------    ---------    ----------    ----------
         Operating income before undernoted
           items............................      124,645       (3,315)      121,330       137,041
         Interest expense...................      (31,848)          --       (31,848)      (32,472)
         Interest and other income..........       19,028           --        19,028        16,389
         Asset restructuring charge.........      (11,060)          --       (11,060)           --
                                               ----------    ---------    ----------    ----------
         Income before income taxes and
           undernoted items.................      100,765       (3,315)       97,450       120,958
         Income tax expense (a).............      (29,347)       1,820       (27,527)      (31,747)
                                               ----------    ---------    ----------    ----------
         Net income before undernoted
           item.............................       71,418       (1,495)       69,923        89,211
         Cumulative effect of accounting
           change (d).......................           --         (959)         (959)           --
                                               ----------    ---------    ----------    ----------
         Net income.........................       71,418       (2,454)       68,964        89,211
         Retained earnings (deficit),
           beginning of year................      384,832     (331,455)       53,377       (26,252)
         Excess of purchase price over
           assigned value of common shares..      (58,940)          --       (58,940)       (9,582)
                                               ----------    ---------    ----------    ----------
         Retained earnings, end of year.....   $  397,310    $(333,909)   $   63,401    $   53,377
                                               ==========    =========    ==========    ==========
         Basic net income per share before
           cumulative effect of accounting
           change...........................   $     0.46    $   (0.01)   $     0.45    $     0.52
                                               ----------    ---------    ----------    ----------
         Basic net income per share.........   $     0.46    $   (0.01)   $     0.45    $     0.52
                                               ----------    ---------    ----------    ----------
         Diluted net income per share.......   $     0.46    $   (0.02)   $     0.44    $     0.52
                                               ==========    =========    ==========    ==========

                            SUPPLEMENTAL INFORMATION
                       RECONCILIATION WITH UNITED STATES
            GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED)

    (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

(H) IMPACT OF U.S. GAAP DIFFERENCES (CONTINUED):

     (iii) Statement of comprehensive income and accumulated other comprehensive income:

                                                           DECEMBER 31, 2001   DECEMBER 31, 2000
                                                           -----------------   -----------------
                                                                 U.S.                U.S.
                                                                 GAAP                GAAP
                                                           -----------------   -----------------
         Net income......................................      $ 68,964             $89,211
         Other comprehensive loss, net of income tax:
           Cumulative effect of accounting change (d)....        (9,652)                 --
           Change in fair value of cash flow hedging
              instruments (d)............................        (3,236)                 --
                                                               --------             -------
         Other comprehensive loss........................       (12,888)                 --
                                                               --------             -------
         Comprehensive income............................      $ 56,076             $89,211
                                                               ========             =======
         Accumulated other comprehensive income,
           beginning of year.............................      $     --             $    --
         Comprehensive loss..............................       (12,888)                 --
                                                               --------             -------
         Accumulated other comprehensive loss, end of
           year..........................................      $(12,888)            $    --
                                                               ========             =======

                          CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,     DECEMBER 31,
                                                                  2002           2001
                                                              ------------   ------------
                                                              (UNAUDITED)
                                                                (THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  286,616     $  332,129
  Receivables...............................................      117,107        135,219
  Inventories...............................................       91,222         99,908
  Prepaid expenses..........................................        7,879          8,685
                                                               ----------     ----------
                                                                  502,824        575,941
Property, plant and equipment...............................    1,038,350      1,031,716
Other assets................................................       82,841         85,693
                                                               ----------     ----------
                                                               $1,624,015     $1,693,350
                                                               ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................   $   78,699     $  110,281
  Current maturities on long-term debt and other long-term
     liabilities............................................      154,682        154,693
                                                               ----------     ----------
                                                                  233,381        264,974
Long-term debt..............................................      249,595        249,535
Other long-term liabilities.................................       79,347         78,911
Future income taxes.........................................      161,767        164,469
Shareholders' equity
  Capital stock.............................................      526,555        538,151
  Retained earnings.........................................      373,370        397,310
                                                               ----------     ----------
                                                                  899,925        935,461
                                                               ----------     ----------
                                                               $1,624,015     $1,693,350
                                                               ==========     ==========

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                 THREE           THREE
                                                              MONTHS ENDED    MONTHS ENDED
                                                               MARCH 31,       MARCH 31,
                                                                  2002            2001
                                                              ------------    ------------
                                                                      (UNAUDITED)
                                                                 (THOUSANDS OF DOLLARS,
                                                              EXCEPT NUMBER OF SHARES AND
                                                                   PER SHARE AMOUNTS)
Revenue.....................................................  $    181,727    $    372,942
Cost of sales and operating expenses........................       171,155         250,036
Depreciation and amortization...............................        28,053          27,460
                                                              ------------    ------------
Operating income (loss) before undernoted items.............       (17,481)         95,446
Interest expense............................................        (6,651)         (8,141)
Interest and other income...................................         2,365           4,285
                                                              ------------    ------------
Income (loss) before income taxes...........................       (21,767)         91,590
Income tax recovery (expense)...............................         4,390         (22,812)
                                                              ------------    ------------
Net income (loss)...........................................       (17,377)         68,778
Retained earnings, beginning of period......................       397,310         384,832
Excess of repurchase price over assigned value of common
  shares....................................................        (6,563)             --
                                                              ------------    ------------
Retained earnings, end of period............................  $    373,370    $    453,610
                                                              ============    ============
Weighted average number of common shares outstanding*.......   129,633,320     161,168,474
Basic and diluted net income (loss) per common share........  $      (0.13)   $       0.43

---------------

* number of common shares outstanding at March 31, 2002: 128,329,942 (March 31, 2001: 162,178,791)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  THREE           THREE
                                                              MONTHS ENDED    MONTHS ENDED
                                                                MARCH 31,       MARCH 31,
                                                                  2002            2001
                                                              -------------   -------------
                                                                       (UNAUDITED)
                                                              (THOUSANDS OF DOLLARS, EXCEPT
                                                                   PER SHARE AMOUNTS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)...........................................    $(17,377)       $ 68,778
Add:
  Depreciation and amortization.............................      28,053          27,460
  Future income taxes.......................................      (2,702)          8,312
  Other.....................................................       2,071           2,047
                                                                --------        --------
Cash flows from operating activities before undernoted
  changes...................................................      10,045         106,597
Receivables and accounts payable and accrued liabilities....      (8,796)          5,933
Inventories and prepaid expenses............................       9,079            (968)
Utilization of prepaid natural gas..........................        (210)           (196)
                                                                --------        --------
                                                                  10,118         111,366
                                                                --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of other long-term liabilities....................        (524)           (965)
Payment for shares repurchased..............................     (19,304)             --
Issue of shares on exercise of incentive stock options......       1,145           4,516
                                                                --------        --------
                                                                 (18,683)          3,551
                                                                --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Plant and equipment under development.......................     (30,855)             --
Property, plant and equipment...............................      (1,396)         (5,142)
Accounts payable and accrued liabilities related to capital
  expenditures..............................................      (4,674)           (228)
Other assets................................................         (23)         (1,635)
                                                                --------        --------
                                                                 (36,948)         (7,005)
                                                                --------        --------
Increase (decrease) in cash and cash equivalents............     (45,513)        107,912
Cash and cash equivalents, beginning of period..............     332,129         225,942
                                                                --------        --------
Cash and cash equivalents, end of period....................    $286,616        $333,854
                                                                ========        ========
SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid, net of capitalized interest..................    $ 13,846        $ 15,346
Income taxes paid...........................................    $    377        $  2,657
Basic and diluted cash flows from operating activities per
  common share*.............................................    $   0.08        $   0.66

---------------

* before changes in non-cash working capital and utilization of prepaid natural gas

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                       THREE MONTHS ENDED MARCH 31, 2002

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

     These consolidated financial statements should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus. Except with respect to the change in accounting policies described below, the accounting policies applied in these interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements included elsewhere in this prospectus.

1.  INTEREST IN JOINT VENTURE

     The Company has a 63.1% joint venture interest in Atlas Methanol Company ("Atlas"). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed by the end of 2003.

     The consolidated financial statements include the following amounts representing the Company's interest in the Atlas joint venture:

                                                      MARCH 31, 2002   DECEMBER 31, 2001
                                                      --------------   -----------------
                                                                ($ THOUSANDS)
CONSOLIDATED BALANCE SHEET
  Current assets....................................     $11,133            $ 1,955
  Property, plant and equipment.....................      86,906             63,131
  Current liabilities...............................       2,400              7,690

                                                          THREE MONTHS     THREE MONTHS
                                                             ENDED            ENDED
                                                         MARCH 31, 2002   MARCH 31, 2001
                                                         --------------   --------------
                                                                  ($ THOUSANDS)
CONSOLIDATED STATEMENT OF CASH FLOWS
  Cash outflows from investing activities..............     $29,065            $ --

     During the three months ended March 31, 2002, $1.5 million (March 31, 2001 -- $ nil) of interest was capitalized to plant and equipment under development.

     To March 31, 2002, the joint venture had no revenue and all expenditures were capitalized to plant and equipment under development.

     The Company estimates that its share of capital expenditures to complete the construction of Atlas will be $178 million and will be incurred over the period to December 31, 2003. The Company expects that these expenditures will be funded from project financing, cash generated from operations and cash and cash equivalents. The Company's total equity contribution to the joint venture is expected to be approximately $100 million. At March 31, 2002, the Company estimates its future cash equity contribution to the project will be approximately $34 million.

2.  CAPITAL STOCK AND SHARE REPURCHASE

     Changes in the capital stock of the Company during the period December 31, 2001 to March 31, 2002 were as follows:

                                                           NUMBER OF
                                                         COMMON SHARES   CONSIDERATION
                                                         -------------   -------------
                                                                         ($ THOUSANDS)
Balance, December 31, 2001.............................   131,167,942      $538,151
Issued on exercise of incentive stock options..........       270,000         1,145
Shares repurchased.....................................    (3,108,000)      (12,741)
                                                          -----------      --------
Balance, March 31, 2002................................   128,329,942      $526,555
                                                          ===========      ========

     During the three months ended March 31, 2002, the Company repurchased for cancellation 3.1 million common shares. The cost to acquire the shares in the amount of $19.3 million was allocated $12.7 million to capital stock and $6.6 million to retained earnings.

3.  NET INCOME PER SHARE

     A reconciliation of the weighted average number of common shares is as follows:

                                                 THREE MONTHS ENDED   THREE MONTHS ENDED
                                                   MARCH 31, 2002       MARCH 31, 2001
                                                 ------------------   ------------------
Denominator for basic net income per share.....     129,633,320          161,168,474
Effect of dilutive stock options...............              --              206,604
                                                    -----------          -----------
Denominator for diluted net income per share...     129,633,320          161,375,078
                                                    ===========          ===========

4.  STOCK OPTIONS

     (a) Common shares reserved for incentive stock options at March 31, 2002 were as follows:

                                           OPTIONS DENOMINATED          OPTIONS DENOMINATED
                                                 IN CAD$                       IN US$
                                        --------------------------   --------------------------
                                        NUMBER OF      WEIGHTED      NUMBER OF      WEIGHTED
                                          STOCK        AVERAGE         STOCK        AVERAGE
                                         OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                        ---------   --------------   ---------   --------------
Outstanding at December 31, 2001.....   8,690,750       $10.09              --       $  --
Granted..............................          --           --       2,449,000        6.45
Exercised............................    (270,000)        6.73              --          --
Cancelled............................      (4,750)        7.35              --          --
                                        ---------       ------       ---------       -----
Outstanding at March 31, 2002........   8,416,000       $10.20       2,449,000       $6.45
                                        =========       ======       =========       =====

     As of March 31, 2002, 6,515,050 incentive stock options were exercisable at an average price of Cdn.$10.81.

     (b) Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. Alternatively, the new recommendations permit the measurement of compensation expense for stock option grants to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method. The Company has elected to follow an alternative method and continue with the former accounting policy of recognizing no compensation expense when stock options are granted because the Company grants stock options with an exercise price based on the market price at the date of the grant. Had compensation expense been determined based on the fair value method, the Company's net loss and net loss per share for the three months ended March 31, 2002, would have been adjusted to the pro forma amounts indicated below:

                                                                  THREE MONTHS ENDED
                                                                    MARCH 31, 2002
                                                               -------------------------
                                                                     ($ THOUSANDS,
                                                               EXCEPT PER SHARE AMOUNTS)
          Net loss -- as reported...........................           $(17,377)
          Net loss -- pro forma.............................            (17,718)
                                                                       --------
          Net loss per share -- as reported.................           $  (0.13)
          Net loss per share -- pro forma...................              (0.14)
                                                                       ========

          The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 35%.

          The weighted average fair value of stock options granted during the three months ended March 31, 2002 was $2.46 per share.

5.  NATURAL GAS

     Production from the Company's New Zealand operations is dependent on the supply of natural gas from the Maui field. The current contractual natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately three years. During 2001, the owners of the Maui field announced that the Maui reserves may be materially less than previously estimated and below the aggregate of contract quantities. This could potentially reduce the amount of contracted natural gas available to Methanex. The process to determine the available reserves in the Maui field is expected to be completed by the end of 2002. The Company is continuing to pursue acquisitions of additional natural gas to supply our New Zealand plants. However, there can be no assurance that we will be able to secure additional natural gas in New Zealand at commercially acceptable terms.

---------------------------------------------------------
---------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                           Page
                                           ----
Summary..................................       1
Special Note Regarding Forward-Looking
  Statements.............................       7
Reference Information....................       7
Risk Factors.............................       8
Use of Proceeds..........................      14
Consolidated Capitalization..............      14
Selected Historical Consolidated
  Financial and Operating Data...........      15
Management's Discussion and Analysis.....      18
The Methanol Industry....................      28
Our Business.............................      33
Management...............................      44
Principal Shareholders...................      46
Description of Certain Indebtedness......      46
Description of the Notes.................      48
Credit Ratings...........................      65
Pro Forma Interest Coverage..............      66
Tax Considerations.......................      66
Underwriting.............................      69
Legal Matters............................      70
Experts..................................      71
Documents Incorporated by Reference......      71
Where you can find More Information......      72
Documents Filed as Part of the
  Registration Statement.................      72
Index to Consolidated Financial
  Statements.............................     F-1

---------------------------------------------------------
---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------

                                  $200,000,000

                              METHANEX CORPORATION

                                % Senior Notes due 2012
                             ----------------------

                                      LOGO
                             ----------------------

                              GOLDMAN, SACHS & CO.
                               CIBC WORLD MARKETS
                              RBC CAPITAL MARKETS
                       ---------------------------------------------------------
                       ---------------------------------------------------------

                                    PART II

                         INFORMATION NOT REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Canada Business Corporations Act ("CBCA"), which governs Methanex Corporation (the "Registrant"), except in respect of an action by or on behalf of the Registrant to procure a judgment in its favour, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the Registrant or other entity and provided that he or she acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which he or she acted as a director or officer or in a similar capacity at the Registrant's request, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer (or other individual as described above) is entitled to indemnification from the Registrant as a matter of right in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party because of their association with the Registrant or other entity if such individual is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and has fulfilled the conditions set forth above.

     In accordance with and subject to the CBCA, the by-laws of the Registrant provide that except in respect of any action by or on behalf of the Registrant to procure a judgment in its favor, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or office of the Registrant or such body corporate, if the director or officer (a) acted honestly and in good faith with a view of the best interests of the Registrant, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The Registrant has also entered into indemnity agreements with its directors and officers which provide substantially the same rights as provided for in the CBCA.

     The Registrant maintains directors' and officers' liability insurance which insures the directors and officers of the Registrant and its subsidiaries against certain losses resulting from any wrongful act committed in their official capacities for which they become obligated to pay to the extent permitted by applicable law.

     The Underwriting Agreement contains provisions by which the Underwriters agree to indemnify the Registrant, each of the directors and officers of the Registrant and each person who controls the Registrant within the meaning of the Securities Act of 1933, as amended (the "Act"), with respect to information furnished by the Underwriters for use in this Registration Statement.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                                    EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.1     Annual Information Form of the Registrant dated March 1,
          2002 (incorporated by reference to the Registrant's Form
          40-F for the year ended December 31, 2001, SEC file number
          0-20115 (the "2001 Form 40-F"))
  4.2     Information Circular dated as of March 15, 2002 issued in
          connection with the Registrant's annual meeting of
          shareholders held on May 23, 2002, excluding the sections
          entitled "Report on Executive Compensation" and "Total
          Shareholder Return Comparison," (incorporated by reference to the Registrant's Form 6-K dated April 24, 2002, SEC file number 0-20115 (the "April 2002 6-K"))
  4.3     Annual Consolidated Financial Statements and Auditors'
          Report for the years ended December 31, 2001 and 2000,
          contained in the Registrant's 2001 Annual Report
          (incorporated by reference to the 2001 40-F)
  4.4     Interim consolidated financial statements (unaudited) of the
          Registrant for the three months ended March 31, 2002 and
          2001 (incorporated by reference to the April 2002 6-K)
  4.5     Management's Discussion and Analysis for the year ended
          December 31, 2001 contained in the Registrant's 2001 Annual
          Report (incorporated by reference to the 2001 Form 40-F)
  4.6     Management's Discussion and Analysis for the three months
          ended March 31, 2002 (incorporated by reference to the April
          2002 6-K)
  4.7     Earnings coverage calculation as at and for the twelve
          months ended March 31, 2002 and December 31, 2001
  5.1     Consent of KPMG LLP
  5.2*    Consent of McCarthy Tetrault LLP
  6.1*    Powers of Attorney
  7.1*    Trust Indenture dated as of July 20, 1995 between Methanex
          Corporation and United States Trust Company of New York, as
          Trustee
  7.2     Form of Officers' Certificate of the Registrant
  7.3*    Statement of Eligibility of the Trustee on Form T-1
          (separately bound)
  7.4     Form of Second Supplemental Indenture between Methanex
          Corporation and The Bank of New York, as Trustee
 99.1*    Form F-X of the Registrant, dated May 29, 2002

---------------

* previously filed

                                    PART III

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1. UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

ITEM 2. CONSENT TO SERVICE OF PROCESS

     (a) Concurrently with the initial filing of this Registration Statement on Form F-9, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

     (b) Any change to the name or address of the agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

                                      III-1

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on the 12th day of June, 2002.

                                          METHANEX CORPORATION

                                                  /s/ ALLAN S. COLE
                                          By:
                                          --------------------------------------

                                              Name: Allan S. Cole
                                              Title:  Senior Vice President,
                                                      Finance and Chief
                                                      Financial Officer

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----
                      *                        President, Chief Executive Officer and  June 12, 2002
---------------------------------------------  Director (Principal Executive Officer)
              Pierre Choquette

              /s/ ALLAN S. COLE                Senior Vice President, Finance and      June 12, 2002
---------------------------------------------  Chief Financial Officer (Principal
                Allan S. Cole                  Financial Officer and Accounting
                                               Officer)

                      *                        Director                                June 12, 2002
---------------------------------------------
              Robert B. Findlay

                      *                        Director                                June 12, 2002
---------------------------------------------
              Brian D. Gregson

                      *                        Director                                June 12, 2002
---------------------------------------------
            R.J. (Jack) Lawrence

                      *                        Director                                June 12, 2002
---------------------------------------------
              Jeffrey M. Lipton

                      *                        Director                                June 12, 2002
---------------------------------------------
            Christopher D. Pappas

                      *                        Director                                June 12, 2002
---------------------------------------------
                David Morton

                                      III-2

                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----

                      *                        Director                                June 12, 2002
---------------------------------------------
              A. Terence Poole

                      *                        Director                                June 12, 2002
---------------------------------------------
              Graham D. Sweeney

                      *                        Director                                June 12, 2002
---------------------------------------------
               Anne L. Wexler

*By: /s/ ALLAN S. COLE
     --------------------------------------------
     Allan S. Cole, Attorney-in-fact

                                      III-3

                           AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative in the United States of Methanex Corporation, in the City of Dallas, Texas on June 12, 2002.

                                          METHANEX GULF COAST INC.
                                              /s/ JOHN FLOREN
                                          By:
                                          --------------------------------------

                                              Name: John Floren
                                              Title: Vice President

                                      III-4

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.1     Annual Information Form of the Registrant dated March 1,
          2002 (incorporated by reference to the Registrant's Form
          40-F for the year ended December 31, 2001, SEC file number
          0-20115 (the "2001 Form 40-F"))
  4.2     Information Circular dated as of March 15, 2002 issued in
          connection with the Registrant's annual meeting of
          shareholders held on May 23, 2002, excluding the sections
          entitled "Report on Executive Compensation" and "Total
          Shareholder Return Comparison," (incorporated by reference to the Registrant's Form 6-K dated April 24, 2002, SEC file number 0-20115 (the "April 2002 6-K"))
  4.3     Annual Consolidated Financial Statements and Auditors'
          Report for the years ended December 31, 2001 and 2000,
          contained in the Registrant's 2001 Annual Report
          (incorporated by reference to 2001 40-F)
  4.4     Interim consolidated financial statements (unaudited) of the
          Registrant for the three months ended March 31, 2002 and
          2001 (incorporated by reference to the April 2002 6-K)
  4.5     Management's Discussion and Analysis for the year ended
          December 31, 2001 contained in the Registrant's 2001 Annual
          Report (incorporated by reference to the 2001 Form 40-F)
  4.6     Management's Discussion and Analysis for the three months
          ended March 31, 2002 (incorporated by reference to the April
          2002 6-K)
  4.7     Earnings coverage calculation as at and for the twelve
          months ended March 31, 2002 and December 31, 2001
  5.1     Consent of KPMG LLP
  5.2*    Consent of McCarthy Tetrault LLP
  6.1*    Powers of Attorney
  7.1*    Trust Indenture dated as of July 20, 1995 between Methanex
          Corporation and United States Trust Company of New York, as
          Trustee
  7.2     Form of Officers' Certificate of the Registrant
  7.3*    Statement of Eligibility of the Trustee on Form T-1
          (separately bound)
  7.4     Form of Second Supplemental Indenture between Methanex
          Corporation and The Bank of New York, as Trustee
 99.1*    Form F-X of the Registrant, dated May 29, 2002

---------------

* previously filed